     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1996

                                                REGISTRATION STATEMENT NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                       AFFILIATED COMPUTER SERVICES, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                 51-0310342
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

                           --------------------------

                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6111
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                              DAVID W. BLACK, ESQ.
                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6152
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         DAVID G. LUTHER, JR.                       C. NEEL LEMON III
          GLEN J. HETTINGER                      Thompson & Knight, P. C.
        Hughes & Luce, L.L.P.                    1700 Pacific, Suite 3300
     1717 Main Street, Suite 2800                  Dallas, Texas 75201
         Dallas, Texas 75201                          (214) 969-1361
            (214) 939-5535

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                    AGGREGATE OFFERING            AMOUNT OF
            SECURITIES TO BE REGISTERED                     PRICE (1)(2)            REGISTRATION FEE
Class A Common Stock,
 $0.01 Par Value....................................        $227,528,578                $78,458

(1) Includes shares subject to an over-allotment option granted to the Underwriters by the Registrant. See "Underwriting".

(2) Estimated solely for purposes of calculating the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1996

PROSPECTUS

                                4,027,500 SHARES

                       AFFILIATED COMPUTER SERVICES, INC.
[LOGO]

                              CLASS A COMMON STOCK
                           --------------------------

    Of the 4,027,500 shares of Class A Common Stock offered hereby, 2,000,000 shares are being sold by the Company and 2,027,500 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Company has two classes of Common Stock outstanding. The Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), is entitled to one vote per share, and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), is entitled to ten votes per share. See "Description of Capital Stock."

    The Company will use the net proceeds to it from this offering to repay a portion of the debt to be incurred under the Company's revolving credit agreement in connection with the acquisition (the "Acquisition") from MCN Investment Corporation ("MCN Investment") of all of the outstanding capital stock of The Genix Group, Inc. See "Use of Proceeds" and "The Acquisition."

    The Class A Common Stock of the Company is quoted on the Nasdaq National Market under the symbol ACSA. On June 7, 1996, the closing sale price of the Company's Class A Common Stock was $50.50 per share. See "Price Range of Class A Common Stock and Dividend Policy."

                           --------------------------

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY          REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 UNDERWRITING                        PROCEEDS TO
                                 PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                                  PUBLIC       COMMISSIONS (1)     COMPANY (2)       STOCKHOLDERS
Per Share..................         $                 $                 $                 $
Total (3)..................         $                 $                 $                 $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company, estimated at $450,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 604,125 shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such shares are purchased, the total Price to Public, Underwriting Discounts
    and Commissions and Proceeds to Company will be $          ,  $          and
    $         , respectively.
                           --------------------------

    The shares of Class A Common Stock are offered subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that
delivery  of the Class A Common Stock will be made on or about            , 1996
at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                           --------------------------
BEAR, STEARNS & CO. INC.
                      DONALDSON, LUFKIN & JENRETTE
                            SECURITIES
                            CORPORATION
                                                               HAMBRECHT & QUIST

                                           , 1996

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

    Additional information regarding the Company and the shares offered hereby is contained or incorporated by reference in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission (File No. 0-24787) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, December 31, 1995 and March 31, 1996; and

    3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Class A Common Stock made hereby.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Any such request should be directed to the Secretary of the Company at 2828 North Haskell Avenue, Dallas, Texas 75204, telephone number:
(214) 841-6152.

    MoneyMaker-SM- is a registered service mark of the Company.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.
EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." AS USED HEREIN, THE "COMPANY" OR "ACS" REFER TO AFFILIATED COMPUTER SERVICES, INC. AND ITS SUBSIDIARIES (EXCLUDING THE GENIX GROUP, INC. AND ITS SUBSIDIARIES ("GENIX")) UNLESS THE CONTEXT OTHERWISE REQUIRES. PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS AND SHOULD CONSIDER, AMONG OTHER THINGS, THE MATTERS SET FORTH IN "RISK FACTORS."

                                  THE COMPANY

    ACS is a nationwide provider of information technology services and electronic funds transfer ("EFT") transaction processing. The Company's information technology services include data processing outsourcing, image management and professional services. The Company provides its services to customers with time-critical, transaction-intensive information processing needs. ACS' revenues from continuing operations increased from $146.8 million in fiscal 1991 to $313.2 million in fiscal 1995, and income from continuing operations increased from $3.1 million to $17.6 million during the same period.

    The Company's data processing outsourcing services are provided to a variety of customers nationwide, including retailers, healthcare providers, telecommunications companies, wholesale distributors, manufacturers, and regional, non-money center financial institutions. The Company utilizes a variety of proprietary and third party industry-standard software packages that can be matched with the appropriate hardware platform to provide flexible and cost-effective solutions to customer requirements. ACS is capitalizing on the trend toward client-server computing by providing consulting and transitional outsourcing services, including network and desktop computer management, to companies that are changing to these distributed platform environments. The Company offers image management services such as electronic imaging, document imaging, record storage and retrieval services, micrographics processing services and high speed data capture services. Beginning in January 1995, ACS expanded its product offerings to include professional services such as consulting, contract programming and technical support, as well as network design and systems integration. The Company's EFT transaction processing business consists primarily of the operation of a proprietary automated teller machine ("ATM") network consisting of Company owned ATMs as well as ATMs owned by third parties. According to industry data as of September 1995, based on the number of network ATMs, the Company's MoneyMaker-SM- ATM network is one of the largest proprietary off-premise ATM networks in the United States. The Company operates a national network of host and remote data centers that enable ACS to process transactions for its outsourcing and EFT customers in a rapid, cost-effective manner.

    ACS was formed in 1988 to participate in the trend to outsource information processing to third parties to enable businesses to focus on core operations, respond to rapidly changing technologies and reduce data processing expenses. The Company's business strategy is to continue to lower its unit processing costs by expanding its customer base through both internal marketing and the acquisition of complementary companies. Since inception, the Company has completed 26 acquisitions (excluding the Acquisition), which have resulted in geographic expansion, growth and diversification of the Company's customer base, expansion of services and products offered, and increased economies of scale. Approximately 58% of the increase in the Company's revenues for the five years ended June 30, 1995 has been attributable to acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Company's marketing efforts focus on developing long-term relationships with customers that choose to outsource various information processing requirements, as well as on expanding services offered to existing customers. The Company had approximately 13,400 information technology customers and approximately 3,460 EFT customers as of March 31, 1996.

    The Company, a Delaware corporation, maintains its corporate headquarters at 2828 North Haskell Avenue, Dallas, Texas 75204, telephone: (214) 841-6111.

                                THE ACQUISITION

    On May 31, 1996, the Company entered into an agreement with MCN Investment to acquire 100% of the stock of Genix, a wholly owned subsidiary of MCN Investment, for approximately $137.5 million in cash. Genix is a nationwide provider of data processing outsourcing services. The Company will close the Acquisition prior to the consummation of this offering.

    The Acquisition continues the Company's strategy of acquiring information processing companies to grow its customer base, enhance its service offerings and expand its geographic presence. The Acquisition provides the Company with three additional data centers, which will strengthen the Company's presence in the Midwest, Northeast and Southeast, and adds customers in its core outsourcing business in new industries, including the insurance and utility industries, as well as in other industries, particularly manufacturing, that ACS currently services.

    Genix is headquartered in Dearborn, Michigan, with data centers in Dearborn, Pittsburgh, Pennsylvania and Charlotte, North Carolina. Genix's primary focus is providing a diverse set of data processing outsourcing solutions to companies that desire reductions in data processing costs and improvements in the quality of data processing and that seek assistance in achieving strategic information processing solutions. Genix's principal outsourcing service is the delivery of data processing services on a remote basis from host data centers. The mission critical application systems processed by Genix for its customers include claims management, manufacturing, retail and wholesale distribution and financial systems. Genix also seeks to capitalize on the growing demand for client-server computing by offering network and desktop management and support of distributed platform environments. Genix utilizes a variety of third-party software in conjunction with appropriate hardware platforms to provide flexible and cost-effective solutions for customers.

    Genix's revenues have grown from $62.4 million for the year ended December 31, 1991 to $105.2 million for the year ended December 31, 1995. As of March 31, 1996, Genix had approximately 100 customers. Genix typically serves its computer operations management customers under long-term contracts, with contract terms ranging from three to seven years.

                                  THE OFFERING

Class A Common Stock offered:
  By the Company..................  2,000,000 shares
  By the Selling Stockholders.....  2,027,500 shares
    Total.........................  4,027,500 shares
Common Stock to be outstanding after this offering:
  Class A Common Stock............  14,479,300 shares (1)
  Class B Common Stock............  3,202,843 shares (2)
    Total.........................  17,682,143 shares
Voting rights.....................  The  Class A  Common Stock is  entitled to  one vote per share and the Class  B Common Stock  is entitled to  ten
                                    votes  per share.  See "Risk  Factors--Voting Control by
                                    Chairman of the Board."
Use of proceeds by the Company....  To repay a portion of the debt to be incurred under  the
                                    Company's  revolving credit agreement in connection with
                                    the Acquisition.
Nasdaq National Market symbol.....  ACSA

- ------------------------------
(1) Excludes an aggregate of (i) 396,594 shares of Class A Common Stock reserved for issuance upon the exercise of an outstanding warrant held by one of the Company's larger customers, which is exercisable beginning on January 1, 1996 at an increasing exercise price that was $29.31 per share as of April 1, 1996, (ii) 1,007,463 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding employee stock options as of March 31, 1996 with a weighted average exercise price of $20.85 per share under the Company's Stock Option Plan (the "Stock Option Plan") and (iii) 26,466 shares (based on the closing stock price at March 31, 1996) of Class A Common Stock reserved for issuance upon conversion of the Company's Series A Preferred Stock. See "Risk Factors--Shares Eligible for Future Sale."

(2) See "Description of Capital Stock--Class A and Class B Common Stock" regarding the conversion rights and restrictions on transfer of the Class B Common Stock.

        SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA (1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      PRO FORMA                         PRO FORMA
                                                                                        YEAR                           NINE MONTHS
                                                                                        ENDED     NINE MONTHS ENDED       ENDED
                                                YEAR ENDED JUNE 30,                   JUNE 30,        MARCH 31,         MARCH 31,
                               -----------------------------------------------------  ---------  --------------------  -----------
                                 1991       1992       1993       1994       1995      1995(3)     1995       1996       1996(3)
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
INCOME STATEMENT DATA
 (FROM CONTINUING OPERATIONS):
  Revenues (2)...............  $ 146,827  $ 149,944  $ 189,064  $ 271,055  $ 313,181  $ 496,633  $ 223,638  $ 279,708   $ 393,304
  Operating income...........      5,850     10,356     17,375     24,810     31,542     46,000     22,402     28,273      35,910(4)
  Income from continuing
   operations................      3,092      4,933      9,318     11,925     17,604     18,847     12,528     16,468      16,066(4)
  Earnings per share.........  $     .37  $     .45  $     .82  $    1.05  $    1.37  $    1.47  $     .99  $    1.19   $    1.16(4)
  Weighted average shares
   outstanding...............      8,357     10,827     11,384     11,413     12,808     12,808     12,598     13,849      13,849

                                                                                                    MARCH 31, 1996
                                                      JUNE 30,                         ----------------------------------------
                                -----------------------------------------------------                              PRO FORMA
                                  1991       1992       1993       1994       1995      ACTUAL    PRO FORMA (5)  AS ADJUSTED(6)
                                ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
BALANCE SHEET DATA:
  Working capital.............  $  28,458  $  37,325  $  28,958  $  50,653  $  51,602  $  44,674    $  51,417      $   51,417
  Total assets................    133,902    106,065    187,301    190,055    225,731    305,660      503,933         503,933
  Total long-term debt (less
   current portion)...........     19,976     26,856     61,731     80,001     37,940      7,315      149,170          52,912
  Total stockholders'
   equity.....................     38,443     45,640     55,437     48,166    106,624    193,998      193,998         290,256

- ------------------------
(1) Reflects results from continuing operations of the Company and the related reorganization described in Note 3 of the Notes to the Company's Consolidated Financial Statements. These results also reflect revenues and expenses related to the Bank of America Texas, N.A. contract, which expired August 31, 1995. See Note 2 of the Notes to the Company's Consolidated Financial Statements.

(2) The Company has acquired 17 companies during the periods presented, and therefore revenues between periods are not comparable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Pro forma income statement data for the year ended June 30, 1995 and the nine months ended March 31, 1996 present the results of operations of the Company for such year and such period as if the following transactions had occurred at the beginning of each such period: (a) the consummation of the Acquisition; and (b) the consummation of six additional acquisitions during the year ended June 30, 1995 and seven acquisitions subsequent to July 1, 1995. No adjustment has been made for the consummation of this offering. See Pro Forma Condensed Consolidated Financial Information (Unaudited).

(4) Includes a non-recurring charge to Genix's operations of $2.4 million relating to an early computer lease termination. See Note 2 of the Notes to Condensed Consolidated Interim Financial Statements of Genix.

(5) Pro forma balance sheet data at March 31, 1996 reflect the Acquisition as if it had occurred on March 31, 1996. See Pro Forma Condensed Consolidated Financial Information (Unaudited).

(6) Pro forma balance sheet data at March 31, 1996 as adjusted give effect to the receipt of the net proceeds from the sale of the two million shares of Class A Common Stock offered by the Company hereby assuming a public offering price of $50.50 per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE CLASS A COMMON STOCK OFFERED HEREBY.

    RELIANCE ON SIGNIFICANT CUSTOMERS. The Company's success is dependent in large part on its retention of contracts with certain significant outsourcing customers. Also, the Company's five largest customers in the years ended June 30, 1994 and 1995 and the nine months ended March 31, 1996 accounted for approximately 30%, 27%, and 17%, respectively, of the Company's revenues. While the Company believes its relations with its five largest customers for the nine months ended March 31, 1996 are good and has contracts with each with remaining terms of two to eight years, the loss of any of such customers or a material decrease in services provided to any such customer could have an adverse impact on the Company. Outsourcing companies such as ACS incur a high level of fixed costs as a result of significant investments in data processing centers, including computer hardware platforms, computer software, facilities and customer service infrastructure. The loss of any one significant outsourcing customer can leave an outsourcing company with a higher level of fixed costs than is necessary to serve remaining customers, therefore reducing profitability. Other than one customer, which represented 7% of revenues during the nine months ended March 31, 1996, no one customer represented more than 3% of such revenues. Generally, customers of the Company may be lost due to merger, business failure, conversion to a competing data processor or conversion to an in-house data processing system. In addition, several of Genix's customers are serviced under contracts that allow for early termination. See "The Acquisition." There can be no assurance that the Company will be able to maintain long-term relationships with its or Genix's significant customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the contract expiration in August 1995 of the Company's historically largest customer as a result of its acquisition in 1993 by Bank of America Texas, N.A. ("B of A Texas").

    COMPETITION AND TECHNOLOGICAL CHANGE. The markets for the Company's services are intensely competitive and highly fragmented. The Company's market share represents a small percentage of the total information processing market. Many of the Company's principal competitors have greater financial, technical and operating resources than the Company, and may be able to use their resources to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services. In addition, the Company believes that its competitors will continue their practice of investing in or acquiring assets from large data processing customers in order to obtain outsourcing contracts. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's results of operations. See "Business-- Competition."

    The market for information processing services is subject to rapid technological changes and rapid changes in customer requirements. Technological advances and competition require the Company to commit substantial amounts of its resources to the operation of multiple hardware platforms, the customization of third-party software programs and the training of customer personnel in the use of such hardware and software. A significant portion of the Company's outsourcing revenue is derived from data processing services performed on IBM-compatible mainframe systems. Technological advances currently in process may result in the development of hardware and software products that are able to manipulate large amounts of data more cost-effectively than existing mainframe platforms. An acceleration of the shift towards client-server data processing, in which individual computers or groups of personal computers and mid-range systems replace mainframe systems, may adversely affect the Company. The Company has committed substantial amounts of its resources in the development of outsourcing solutions for these distributed computing environments. However, there can be no assurance that the Company will be successful in customizing products and services that incorporate new technology on a timely basis or will continue to be able to deliver the services and products demanded by the marketplace.

    INVESTMENTS RELATED TO SIGNIFICANT CUSTOMER CONTRACTS. Large outsourcing agreements often require a significant capital investment. The Company is sometimes required to purchase certain assets from its customers, such as data processing fixed assets and software, and in limited circumstances, to make investments in certain securities issued by or to provide financial incentives to its non-financial institution customers. The aggregate amount of such items since the Company's inception through March 31, 1996 was approximately $20.4 million. These items have been recorded by the Company at fair market value, with the remainder recorded as intangible assets, which are then amortized over the term of each contract. The net book value of such items was $11.6 million at March 31, 1996. The termination of a customer contract or the deterioration of the financial condition of a customer has in the past and may in the future result in an impairment of the net book value of the items recorded. There can be no assurance that the Company will be successful in its ability to both finance and properly evaluate these items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    IMPACT OF ACQUISITIONS. A significant percentage of the Company's revenues has been attributable to acquisitions. Since inception, the Company's acquisition strategy has resulted in the completion of 26 acquisitions (excluding the Acquisition). Approximately 58% of the increase in the Company's revenues for the five years ended June 30, 1995 has been attributable to acquisitions. The Company intends to continue its growth through acquisitions. There can be no assurance that future acquisition opportunities will become available, that future acquisitions can be accomplished on favorable terms, or that such acquisitions will result in profitable operations. Moreover, the Company has incurred substantial debt and non-cash amortization expenses in connection with past acquisitions and will incur additional debt in connection with the Acquisition. The Company's business strategy to pursue additional acquisitions may require the Company to incur additional debt in the future, may result in potentially dilutive issuance of securities and may result in increased goodwill, intangible assets and amortization expense. See "Business--Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    SHARES  ELIGIBLE  FOR FUTURE  SALE.   As of  June 7,  1996, the  Company had
outstanding 12,479,300 shares of Class A Common Stock (assuming outstanding stock options and an outstanding warrant are not exercised and no conversion of the Company's Series A preferred stock (the "Series A Preferred Stock") to acquire an aggregate of 1,425,689 shares of Class A Common Stock), 3,202,843 shares of Class B Common Stock, all of which may be converted into a like number of shares of Class A Common Stock, and 1,000 shares of Series A Preferred Stock, which are convertible into Class A Common Stock as set forth in "Description of Capital Stock--Preferred Stock." In connection with the June 1994 reorganization described in "Reorganization," the Company has registered under the Securities Act 10,447,714 shares (including 2,000,000 shares owned by First Nationwide Bank ("First Nationwide") that are being offered hereby) of Class A Common Stock (including all outstanding shares of Class A Common Stock not sold in the Company's initial public offering (the "IPO"), 4,804,258 shares of Class A Common Stock that have been or may be issued upon the conversion of the Class B Common Stock and 99,149 shares of Class A Common Stock issuable upon exercise of the warrant described below), and has agreed to maintain the effectiveness of such registration until October 1996. Such registration allows all such shares of Class A Common Stock, including shares owned by officers, directors, and affiliates of the Company, to be freely tradable. Shortly after the completion of the Company's IPO, the Company registered under the Securities Act an aggregate of 1,850,000 shares of Class A Common Stock issuable upon exercise of options granted and to be granted pursuant to the Company's Stock Option Plan. However, pursuant to agreements with the Underwriters, without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), (i) Darwin Deason has agreed not to sell or otherwise dispose of his shares of Class A Common Stock issuable on conversion of his Class B Common Stock until September 22, 1996, and
(ii) First Nationwide has agreed not to sell or otherwise dispose of any of its shares of Class A Common Stock that are not offered hereby until September 22, 1996. An aggregate of 1,041,808 outstanding shares of Class A Common Stock and 3,202,843 shares of Class B Common Stock are subject to such agreements with the Underwriters.

    See "Description of Capital Stock--Warrant" regarding an outstanding warrant to purchase 396,594 shares of the Company's Class A Common Stock at an increasing exercise price that was $29.31 per share as of April 1, 1996, which became exercisable in part beginning on January 1, 1996. In addition, 65,000 shares (including 27,500 shares that are being offered hereby) of Class A Common Stock were issued on February 15, 1996 in connection with the Company's
acquisition   of    a    70%   interest    in    The   Systems    Group,    Inc.

("TSG"). The shares issuable on exercise of the warrant (other than 99,149 shares of Class A Common Stock issuable upon exercise of a portion of the warrant, which have been registered on the shelf registration statement referenced above filed by the Company) will be, and the shares issued in connection with the TSG acquisition that are not offered hereby are, "restricted securities" within the meaning of the Securities Act.

    No predictions can be made as to the effect, if any, that market sales of such shares will have on the market price of the shares of Class A Common Stock prevailing from time to time. However, sales of substantial amounts of Class A Common Stock in the open market or the availability of such shares for sale could adversely affect the market price for the shares of Class A Common Stock. See "Description of Capital Stock" and "Principal and Selling Stockholders."

    DEPENDENCE ON KEY PERSONNEL. The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including Darwin Deason, the Company's Chairman of the Board and Chief Executive Officer. The loss of the services of any of these key employees could have an adverse effect on the Company's business and prospects. The Company has not entered into employment agreements with any of its key employees.

    VOTING CONTROL BY CHAIRMAN OF THE BOARD. The Company is controlled by Darwin Deason, who has voting control over an aggregate of 3,202,843 shares of Class B Common Stock, which have an aggregate of 32,028,430 votes, representing approximately 69% of the total voting power of the Company after giving effect to this offering. Accordingly, Mr. Deason controls virtually all decisions made with respect to the Company by its stockholders, including decisions relating to the election of directors of the Company. Furthermore, as a result of his control of the voting stock of the Company, Mr. Deason may, except as otherwise provided by Delaware law or certain provisions in the Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended Bylaws (the "Bylaws") requiring an 80% stockholder vote, without the concurrence of the remaining stockholders, amend the Certificate of Incorporation, effect or prevent a merger, sale of assets or other business acquisition or disposition and otherwise control the outcome of all actions requiring stockholder approval. See "Principal and Selling Stockholders" and "Description of Capital Stock--Class A and Class B Common Stock."

    POSSIBLE VOLATILITY OF STOCK PRICE. Prices for the Class A Common Stock are determined in the market place and may be influenced by many factors, including the depth and liquidity of the market for the Class A Common Stock, investor perception of the Company, and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the Class A Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, including the announcement of technological innovations by the Company or its competitors, government regulation and other factors, could have a significant impact on the price of the Class A Common Stock. The stock market has, on occasion, experienced price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of the Class A Common Stock could be affected by such fluctuations.

    ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Certain provisions of the Company's Certificate of Incorporation and the Company's Bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the stock held by stockholders. The Bylaws also provide that the number of directors shall be fixed, from time to time, by resolution of the Board of Directors of the Company (the "Board of Directors"). Further, the Certificate of Incorporation permits the Board of Directors to establish by resolution one or more series of preferred stock (the "Preferred Stock") and to establish the powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock. The Preferred Stock could be issued on terms that are unfavorable to the holders of Class A Common Stock or that could make a takeover or change in control of the Company more difficult. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which places restrictions on certain business combinations with certain stockholders that could render more difficult a change in control of the Company.

    INDEMNIFICATION OF STOCKHOLDERS FOR SPIN-OFF. On June 30, 1994, the Company distributed all of the shares of capital stock of its wholly-owned subsidiary, Precept Business Products, Inc., a Texas corporation ("Precept"), to the Company's stockholders, including Mr. Deason, the Company's largest stockholder. See "Principal and Selling Stockholders." In connection with the Spin-Off described in "Reorganization," the Company has agreed to indemnify the Company's stockholders, on a net after-tax basis, for any actual taxes (including penalties, interest and legal fees), net of the actual or assumed benefit resulting from increased tax basis, that may be asserted against the Company's stockholders on the basis that the Spin-Off fails to qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company's aggregate indemnification liability is limited to $5 million, reduced by the Company's expenses incurred in connection with determining qualification under
Section 355. Although prior to the Spin-Off the Company received an opinion of counsel to the effect that it is more likely than not that the Spin-Off should qualify for tax-free treatment under Section 355 of the Code subject to certain restrictions, such opinion has no binding effect upon the Internal Revenue Service (the "IRS") or the courts and there can be no assurance that the IRS or a court will agree with the opinion. See "Reorganization--Spin-Off of Precept."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements" within the meaning  of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including without limitation in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 2,000,000 shares of Class A Common Stock offered by the Company in this offering, after deduction of underwriting discounts and commissions and expenses payable by the Company in connection therewith, are estimated to be approximately $96.3 million
(approximately $125.5 million if the over-allotment option granted by the Company to the Underwriters is exercised in full) assuming a public offering price of $50.50 per share. The Company will not receive any of the proceeds from the sale of the Class A Common Stock by the Selling Stockholders. See "Underwriting."

    The Company will use all of the net proceeds to it from this offering for the repayment of a portion of the bank debt ($0.0 million at March 31, 1996, plus approximately $137.5 to be incurred in connection with the Acquisition) under its revolving credit agreement, as it is proposed to be amended (the "Amended Credit Agreement"), with Wells Fargo Bank (Texas), N.A. ("Wells Fargo") and Bank One, Texas, N.A. The debt under this agreement will mature on June 30, 1999, unless converted at that time to a two year term loan due in eight quarterly installments, and will bear interest at a rate equal to the Company's election of either a floating rate equal to the London Interbank Offered Rate (LIBOR) plus 0.5% to 1.375% or Wells Fargo's base rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

    The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol ACSA. The following table sets forth for the periods indicated the high and low sale prices of the Company's Class A Common Stock:

FISCAL YEAR ENDED JUNE 30,                                                    HIGH        LOW
                                                                             -------    -------
1995
  First Quarter (beginning September 26, 1994).............................. $20        $17
  Second Quarter............................................................  23 1/2     19 1/4
  Third Quarter.............................................................  30 1/2     19 3/4
  Fourth Quarter............................................................  31 1/2     24 3/4

1996
  First Quarter............................................................. $32 1/4    $27 3/4
  Second Quarter............................................................  38 1/2     28 3/4
  Third Quarter.............................................................  43         33 3/4
  Fourth Quarter (through June 7, 1996).....................................  53         41 1/2

    On June 7, 1996, the last reported sale price of the Company's Class A Common Stock on the Nasdaq National Market was $50.50 per share. On June 7, 1996, the Company had approximately 49 stockholders of record of the Company's Class A Common Stock.

    To date, the Company has not paid any cash dividends on its common stock. The Company intends to continue to retain earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Under the terms of the Amended Credit Agreement, the Company will be permitted to pay dividends in any fiscal year to the extent that total dividends in such fiscal year do not exceed 50% of the Company's net income for the preceding fiscal year. Also, under the terms of the Company's outstanding Series A Preferred Stock, the Company must pay all accrued dividends on outstanding Series A Preferred Stock prior to making any cash dividend payments on the Company's common stock. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of March 31, 1996, (ii) on a pro forma basis as of March 31, 1996 to give effect to the Acquisition as if the Acquisition had occurred on March 31, 1996 and (iii) on a pro forma basis as of March 31, 1996 as adjusted to give effect to the receipt by the Company of the estimated net proceeds of $96.3 million from the sale of the 2,000,000 shares of Class A Common Stock offered by the Company hereby assuming a public offering price of $50.50 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the Pro Forma Condensed Consolidated Financial Information (Unaudited) contained elsewhere in this Prospectus.

                                                                                         MARCH 31, 1996
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Short-term debt, including current portion of long-term debt................  $   14,520   $  15,215    $  15,215
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------
Long-term debt (less current portion).......................................  $    7,315   $ 149,170    $  52,912
                                                                              ----------  -----------  -----------
Cumulative redeemable preferred stock, aggregate liquidation value of
 $1,100.....................................................................       1,100       1,100        1,100
                                                                              ----------  -----------  -----------
Stockholders' equity:
  Common stock:
    Class A, par value $.01 per share, 17,195,742 shares authorized,
     12,207,156 shares outstanding (14,207,156 after this offering) (1).....         122         122          142
    Class B, par value $.01 per share, 4,804,258 shares authorized,
     3,202,843 shares outstanding...........................................          32          32           32
  Additional paid-in capital................................................     150,199     150,199      246,437
  Retained earnings.........................................................      43,645      43,645       43,645
                                                                              ----------  -----------  -----------
        Total stockholders' equity..........................................     193,998     193,998      290,256
                                                                              ----------  -----------  -----------
          Total capitalization..............................................  $  202,413   $ 344,268    $ 344,268
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

- ------------------------
(1) Excludes (i) 396,594 shares of Class A Common Stock reserved for issuance upon the exercise of an outstanding warrant held by one of the Company's larger customers, which is exercisable beginning on January 1, 1996, at an increasing price that was $29.31 per share on April 1, 1996, (ii) 1,007,463 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding employee stock options as of March 31, 1996 with a weighted average exercise price of $20.85 per share under the Company's Stock Option Plan, (iii) 3,202,843 shares of Class A Common Stock issuable upon conversion of all outstanding shares of Class B Common Stock, and (iv) 26,466 shares (based on the closing stock price at March 31, 1996) of Class A Common Stock reserved for issuance upon conversion of the Company's Series A Preferred Stock.

                                THE ACQUISITION

    On May 31, 1996, the Company entered into an agreement with MCN Investment to acquire 100% of the stock of Genix, a wholly owned subsidiary of MCN Investment, for approximately $137.5 million in cash. Genix is a nationwide provider of data processing outsourcing services. The Company will close the Acquisition prior to the consummation of this offering.

    The Acquisition continues the Company's strategy of acquiring information processing companies to grow its customer base, enhance its service offerings and expand its geographic presence. The Acquisition provides the Company with three additional data centers, which will strengthen the Company's presence in the Midwest, Northeast and Southeast, and adds customers in its core outsourcing business in new industries, including the insurance and utility industries, as well as in other industries, particularly manufacturing, that ACS currently services.

    Genix is the result of the combination of MCN Computer Services, Inc. and Genix Corporation in 1990. MCN Computer Services, Inc. began in 1982 as the internal data center for Michigan Consolidated Gas Company, a subsidiary of MCN Corporation, before expanding its services to outside customers. In 1989, the business had achieved revenues of $23 million and included a wide variety of customers from the utility, financial services, manufacturing and public sectors. Genix Corporation was similarly formed in 1984 as the internal data center for National Steel in Pittsburgh, Pennsylvania. Genix Corporation also expanded its services to outside customers and in 1989 had achieved revenues of $27 million.

    Genix is headquartered in Dearborn, Michigan, with data centers in Dearborn, Pittsburgh, Pennsylvania and Charlotte, North Carolina. Genix's primary focus is providing a diverse set of data processing outsourcing solutions to companies that desire reductions in data processing costs and improvements in the quality of data processing and that seek assistance in achieving strategic information processing solutions. Genix's principal outsourcing service is the delivery of data processing services on a remote basis from host data centers. The mission critical application systems processed by Genix for its customers include claims management, manufacturing, retail and wholesale distribution and financial systems. Genix also seeks to capitalize on the growing demand for client-server computing by offering network and desktop management and support of distributed platform environments. Genix utilizes a variety of third-party software in conjunction with appropriate hardware platforms to provide flexible and cost-effective solutions for customers. In addition to data processing services, Genix provides network management services, electronic printing, mailing and fulfillment services, application management services and business process solutions. Genix has approximately 470 employees and its executive management team averages twenty years of experience in the information processing industry.

    Genix's revenues have grown from $62.4 million for the year ended December 31, 1991 to $105.2 million for the year ended December 31, 1995. As of March 31, 1996, Genix had approximately 100 customers. Genix typically serves its customers under long-term contracts, with contract terms ranging from three to seven years. Several of Genix's customers are serviced under contracts that allow for early termination. See "Risk Factors -- Reliance on Significant Customers."

    Genix operates full service data centers for the support of its customers' computing requirements. The data centers are designed to provide redundant electrical power, cooling and telecommunication capabilities that significantly reduce the risk of service disruption. The Dearborn, Michigan data center is owned by Genix. This facility has approximately 69,000 square feet with an additional four acres of undeveloped adjacent real estate. The Pittsburgh data center includes approximately 90,000 square feet of leased space under a twenty year lease expiring in the year 2009. The Charlotte data center has approximately 48,000 square feet and was leased in 1994 upon the signing of an outsourcing agreement with a major customer. The lease expires concurrent with the customer contract in 2001.

    Genix leases 15 IBM mainframes and eight Digital Equipment Corporation and six Hewlett Packard mid-range computers. The initial terms of the leases range from 36 to 60 months. Genix believes that the computer equipment, as periodically expanded and upgraded, is adequate for its present business needs. Genix's data centers have a combined processing capacity of over 2,500 MIPS (million of instructions per second). In addition, Genix's Pittsburgh data center has sufficient unused infrastructure capacity to enable ACS to curtail the planned expansion of its existing Dallas facilities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated income statement data for the fiscal year ended June 30, 1993 and the consolidated financial data set forth below for the fiscal years ended June 30, 1994 and 1995 are derived from the Company's Consolidated Financial Statements, which were audited by Price Waterhouse LLP, independent accountants, and included elsewhere herein. In addition, the following selected consolidated financial data for the years ended June 30, 1991 and 1992 and the consolidated balance sheet data at June 30, 1993 are derived from the Company's audited consolidated financial statements, which are not included herein. The balance sheet data at March 31, 1996 and the income statement data for the nine months ended March 31, 1995 and March 31, 1996 are derived from unaudited financial statements, which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal, recurring adjustments necessary to present fairly the information set forth. The results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the fiscal year. The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                      NINE MONTHS
                                                            YEAR ENDED JUNE 30,                     ENDED MARCH 31,
INCOME STATEMENT DATA                      -----------------------------------------------------  --------------------
(FROM CONTINUING OPERATIONS) (1):            1991       1992       1993       1994       1995       1995       1996
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues (2).............................  $ 146,827  $ 149,944  $ 189,064  $ 271,055  $ 313,181  $ 223,638  $ 279,708
Operating expenses:
  Wages and benefits.....................     52,272     52,472     62,902     91,117    106,966     76,561    110,772
  Services and supplies..................     34,015     34,774     48,983     74,947     77,613     55,260     71,313
  Rent, lease and maintenance............     39,661     39,461     45,972     66,075     80,250     58,955     55,262
  Depreciation and amortization..........     11,155      7,970      6,731      8,524     11,847      8,069     10,745
  Other operating expenses...............      3,874      4,911      7,101      5,582      4,963      2,391      3,343
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.................    140,977    139,588    171,689    246,245    281,639    201,236    251,435
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.........................      5,850     10,356     17,375     24,810     31,542     22,402     28,273
Interest and other expenses, net.........        225      1,169      1,620      4,598      1,755      1,186        614
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes...............      5,625      9,187     15,755     20,212     29,787     21,216     27,659
Income tax expense.......................      1,805      3,528      6,437      8,287     12,183      8,688     11,191
Loss on equity investment................        728        726     --         --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations........  $   3,092  $   4,933  $   9,318  $  11,925  $  17,604  $  12,528  $  16,468
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share.......................  $     .37  $     .45  $     .82  $    1.05  $    1.37  $     .99  $    1.19
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding......      8,357     10,827     11,384     11,413     12,808     12,598     13,849

                                                                 JUNE 30,
                                           -----------------------------------------------------       MARCH 31,
BALANCE SHEET DATA (1):                      1991       1992       1993       1994       1995             1996
                                           ---------  ---------  ---------  ---------  ---------  --------------------
                                                                    (IN THOUSANDS)
Working capital..........................  $  28,458  $  37,325  $  28,958  $  50,653  $  51,602        $ 44,674
Total assets.............................    133,902    106,065    187,301    190,055    225,731        305,660
Total long-term debt (less current
 portion)................................     19,976     26,856     61,731     80,001     37,940         7,315
Cumulative redeemable preferred stock....      5,838      6,424      7,081      1,100      1,100         1,100
Total stockholders' equity...............     38,443     45,640     55,437     48,166    106,624        193,998

- ------------------------------
(1) Reflects results from continuing operations of the Company and the related reorganization described in Note 3 of the Notes to the Company's Consolidated Financial Statements. These results also reflect revenues and expenses related to the B of A Texas contract, which expired August 31, 1995. See Note 2 of the Notes to the Company's Consolidated Financial Statements. Revenues from this contract were $28.3 million, $37.2 million, $35.1 million and $4.6 million for fiscal years 1993, 1994 and 1995 and the nine months ended March 31, 1996, respectively, while direct expenses for the same periods were $7.0 million, $9.5 million, $7.4 million and $0.8 million.

(2) The Company has acquired 17 companies during the periods presented, and therefore revenues between periods are not comparable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements, accompanying Notes thereto and other financial information appearing elsewhere in this Prospectus. All references in the following presentation to revenues, operating income and income before income taxes refer to revenues, operating income and income before income taxes from continuing operations, respectively.

OVERVIEW

    The Company derives its revenues from providing information technology services and EFT transaction processing to commercial and financial institution customers. A substantial portion of the Company's revenues is derived from recurring monthly charges to its customers under service contracts that vary in terms from one to ten years. For the nine months ended March 31, 1996, approximately 91% of the Company's revenues were recurring. Recurring revenues are defined by the Company as revenues derived from services that are used by the Company's customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, product installation fees and hardware sales. Since inception, the Company has acquired 26 companies (excluding the Acquisition), which have resulted in geographic expansion, growth and diversification of the Company's customer base, expansion of services offered and increased economies of scale. Approximately 58% of the increase in revenues for the five years ended June 30, 1995 has been attributable to acquisitions.

    In January 1994, the Company's then largest customer, B of A Texas, informed the Company of its intention to consolidate its data processing and EFT transaction processing with its parent's systems, and therefore not renew its contract with the Company, which was due to expire on August 31, 1995. Due to the magnitude of the B of A Texas revenues, comprising approximately 15%, 14% and 11% of the Company's 1993, 1994 and 1995 revenues, respectively, management of the Company developed and successfully executed a plan to eliminate costs directly related to the services provided under the contract, as well as additional indirect infrastructure costs, including customer support, general overhead and other indirect expenses.

    In conjunction with the contract expiration, the Company expected to incur various non-recurring expenses primarily associated with the termination or renegotiation of a computer lease. Such costs were estimated to aggregate $16.1 million, of which $13.3 million had been accrued through June 30, 1995. Due to the signing of a services contract with another customer in May 1995, the Company determined that the computer lease would not need to be terminated or renegotiated, as the new customer would replace computer capacity previously utilized for the B of A Texas contract. Accordingly, the Company determined that continuing the accrual for the computer lease was no longer necessary, and, in September 1995, began to amortize the accrual over the remaining term of the computer lease, which expires February 1999, at a rate of approximately $1.0 million per quarter. The expiration of the B of A Texas contract is further discussed in Note 2 of the Notes to the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Operations as a percentage of revenues:

                                                                                                        NINE MONTHS ENDED
                                                                       YEAR ENDED JUNE 30,                  MARCH 31,
                                                              -------------------------------------  ------------------------
                                                                 1993         1994         1995         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
Revenues....................................................      100.0%       100.0%       100.0%       100.0%       100.0%
                                                                  -----        -----        -----        -----        -----
Operating expenses
  Wages and benefits........................................       33.3         33.6         34.2         34.2         39.6
  Services and supplies.....................................       25.9         27.6         24.8         24.7         25.5
  Rent, lease and maintenance...............................       24.3         24.4         25.6         26.4         19.8
  Depreciation and amortization.............................        3.6          3.1          3.8          3.6          3.8
  Other operating expenses..................................        3.7          2.1          1.5          1.1          1.2
                                                                  -----        -----        -----        -----        -----
    Total operating expenses................................       90.8         90.8         89.9         90.0         89.9
                                                                  -----        -----        -----        -----        -----
Operating income............................................        9.2          9.2         10.1         10.0         10.1
Interest and other expenses, net............................        0.9          1.7          0.6           .5          0.2
                                                                  -----        -----        -----        -----        -----
Income before income taxes..................................        8.3          7.5          9.5          9.5          9.9
Income tax expense..........................................        3.4          3.1          3.9          3.9          4.0
                                                                  -----        -----        -----        -----        -----
Income from continuing operations...........................        4.9%         4.4%         5.6%         5.6%         5.9%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

COMPARISON OF THE NINE MONTHS ENDED MARCH 31, 1996 AND 1995

    Revenues increased $56.1 million, or 25%, to $279.7 million in the nine months ended March 31, 1996 from $223.6 million for the same period of the prior year. This increase was due to the completion of seven acquisitions subsequent to March 31, 1995 and internally generated sales from both new customers and growth from existing customers, partially offset by the reductions in revenues from the B of A Texas contract. Revenues related to the B of A Texas contract decreased to $4.6 million from $27.6 million for the nine months ended March 31, 1996 and 1995, respectively. Excluding revenues from the B of A Texas contract, the increase in revenues was 40% for the nine months ended March 31, 1996. The seven entities acquired subsequent to March 31, 1995 contributed revenues of $33.5 million for the nine months ended March 31, 1996.

    Total operating expenses were $251.4 million in the nine months ended March 31, 1996, an increase of 25% from $201.2 million for the prior period. Operating expenses as a percentage of revenues remained virtually unchanged in the nine months ended March 31, 1996 compared to the nine months ended March 31, 1995 at approximately 90%. Wages and benefits increased as a percentage of revenues from 34.2% to 39.6% due to the acquisitions consummated in the Company's professional services and image management lines of business, which are significantly more labor intensive than the Company's other lines of business. Without these acquisitions, wages and benefits as a percentage of revenues for the first nine months of fiscal 1996 would have remained approximately the same as the first nine months of fiscal 1995. Rent, lease and maintenance decreased to 19.8% of revenues in the first nine months of fiscal 1996, compared to 26.4% of revenues in the first nine months of fiscal 1995. This decrease is attributable primarily to the acquisitions in fiscal 1996 of several labor intensive businesses and economies of scale. In addition, the first nine months of fiscal 1996 included $2.2 million of amortization of the B of A Texas accrual compared to $7.2 million accrued in the first nine months of fiscal 1995. See Note 2 to the Company's Consolidated Financial Statements.

    Operating income increased $5.9 million, or 26%, to $28.3 million for the first nine months of fiscal 1996, compared to $22.4 million for the first nine months of fiscal 1995. The increase was due to internal growth and acquisitions since the third quarter of fiscal 1995.

    Interest and other expenses declined from $1.2 million in the first nine months of fiscal 1995 to $0.6 million in fiscal 1996. The decrease is primarily attributable to decreased interest expense due to the reduction in debt in October 1994 upon receipt of proceeds from the IPO.

    The Company's effective tax rate of approximately 40.5% exceeded the federal statutory rate of 35%, due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

COMPARISON OF FISCAL 1995 TO FISCAL 1994

    Revenues increased $42.1 million, or 15.5%, to $313.2 million for fiscal 1995, compared to $271.1 million for fiscal 1994, due primarily to internally generated sales growth (almost two-thirds of the increase), with the remainder (approximately $15.6 million) generated from acquisitions. Excluding revenues from B of A Texas, fiscal 1995 revenues increased almost 19% over fiscal 1994.

    Outsourcing services revenues increased 14.4%, to $174.1 million, due to an increase in accounts processed and higher volumes processed for existing significant commercial outsourcing customers. Revenues earned from the EFT transaction processing business increased by 15.1% to $64.4 million, due primarily to an increase in the number of ATMs processed, particularly from an increase in low-cost ATM devices. Revenues earned from the image management services business increased 4.8% to $65.9 million due to the acquisition of Microfilm Services Company, Inc. in January 1995. Professional services, a new line of business for the Company created with the January 1995 acquisition of TSG, contributed $8.7 million to revenues.

    Total operating expenses were $281.6 million in fiscal 1995, an increase of 14.4% over fiscal 1994. Consistent with the increase in revenues, the overall increase in operating expenses is due to increases associated with internally generated sales growth and, to a lesser extent, acquisitions. Total operating expenses improved as a percentage of revenues to 89.9% in fiscal 1995 from 90.8% in fiscal 1994, due primarily to increased economies of scale from internally generated sales growth and the effects of the B of A Texas cost savings plans.

    Wages and benefits as a percentage of revenue increased by slightly more than one-half percentage point due to the acquisition of TSG. As a professional services business, TSG is labor intensive. Excluding the acquisition of TSG, wages and benefits would have declined by approximately one percentage point. The net decrease in services and supplies and rent, lease and maintenance (approximately two percentage points) was due primarily to economies of scale resulting from the Company's revenue growth, offset slightly by an increase in the amount of expenses accrued for the B of A Texas contract. Fiscal 1995 rent, lease and maintenance expense included $8.5 million for the B of A Texas contract termination compared to $4.8 million for fiscal 1994. Depreciation and amortization increased as a percentage of revenues by slightly over one-half percentage point due to the write-off of $1.1 million of purchased research and development costs associated with two fiscal 1995 acquisitions and increased acquisition amortization.

    Operating income increased $6.7 million, or 27.1%, in fiscal 1995 compared to fiscal 1994. As a percentage of revenues, operating income increased by one percentage point. This increase was due to economies of scale and implementation of the B of A Texas cost savings plan, offset by an increase in the B of A Texas accrual in fiscal 1995 versus fiscal 1994. The economies of scale resulted from increased outsourcing and EFT processing revenues, which were not accompanied by proportionate increases in headcount or equipment costs due to the Company's existing infrastructure and available capacity.

    Interest and other net expenses decreased by more than one percentage point due to decreases in interest costs resulting from the payment of debt, primarily from proceeds from the IPO, and because fiscal 1994 included charges associated with the divestiture of the Company's Hawaii outsourcing operations of $0.9 million.

    The effective tax rate  for fiscal 1995 and  1994 was approximately 41%  and
exceeded   the   statutory   rate   of  35%   due   to   certain  non-deductible
acquisition-related costs and the net effect of state income taxes.

COMPARISON OF FISCAL 1994 TO FISCAL 1993

    Revenues increased $82.0 million, or 43.4%, to $271.1 million in fiscal 1994 from $189.1 million in fiscal 1993, primarily due to three acquisitions and, to a lesser extent, internal growth.

    Revenues from the Company's outsourcing services business increased 28.4% to $152.2 million due to the acquisition in June 1993 of a healthcare outsourcing company, which generated revenues of $19.2 million during fiscal 1994, a $5.1 million increase in revenues from B of A Texas resulting from an increase in accounts processed and higher volumes processed for existing significant commercial outsourcing customers. Revenues from the EFT transaction processing business increased 28.3% to $56.0 million due primarily to an increase in the number of ATMs processed, including $3.8 million attributable to B of A Texas, as well as an increase in transaction pricing. Revenues from the image management services business increased 133.6% to $62.9 million, due primarily to the full year effect of companies acquired in fiscal 1993. In December 1992, the Company increased its ownership interest in Dataplex Acquisition Corp. to 96.5%, which resulted in Dataplex Acquisition Corp. becoming a consolidated subsidiary. The Company also acquired an additional image management company in June 1993. Revenues from the two acquired companies were $62.9 million in fiscal 1994 compared to $26.9 million in the prior period.

    Total operating expenses were $246.2 million in fiscal 1994, an increase of 43.4% from $171.7 million in fiscal 1993. Approximately two-thirds of this increase was attributable to acquisitions. Total operating expenses remained constant as a percentage of revenues at 90.8% of revenues in fiscal 1994 and fiscal 1993. Services and supplies increased as a percentage of revenues to 27.6% in fiscal 1994 from 25.9% in fiscal 1993 due to the acquisition of an image management business, Dataplex Corporation ("Dataplex"). The image management business uses a relatively high amount of supplies such as microfiche, microfilm, and other storage media. Rent, lease and maintenance remained essentially flat as a percentage of revenues despite a $4.8 million accrual established in fiscal 1994 for the B of A Texas lease termination. The $4.8 million accrual was largely offset by decreased rent, lease and maintenance costs resulting from increased economies of scale. Other operating expenses decreased as a percentage of revenues to 2.1% in fiscal 1994 from 3.7% in fiscal 1993, primarily due to a $2.8 million charge in fiscal 1993 related to a CPU upgrade and lease termination.

    Operating income increased $7.4 million, or 42.8%, to $24.8 million in fiscal 1994, compared to $17.4 million in fiscal 1993. Operating income remained constant as a percentage of revenues at 9.2% in fiscal 1994 and fiscal 1993.

    Interest and other expense increased $3.0 million to $4.6 million, or 1.7% of revenues in fiscal 1994, from $1.6 million or 0.9% of revenues in fiscal 1993. The increase resulted from increased debt incurred for acquisitions completed in fiscal 1993, an increase in ATM cash borrowings to fund cash in new Company owned ATMs and a $0.9 million charge related to the divestiture of the Company's Hawaii outsourcing business.

    The Company's effective tax rate of 41% exceeded the statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that were non-deductible for tax purposes, plus the net effect of state income taxes.

QUARTERLY COMPARISONS

    The following table sets forth certain quarterly unaudited financial data in dollar amounts and as a percentage of revenues for each of the quarters in fiscal 1995 and the first three quarters in fiscal 1996. The decrease in the earnings per share in the quarter ended December 31, 1995 is primarily attributable to the expiration of the B of A Texas contract. See "--Comparison of the Nine Months Ended March 31, 1996 and

1995." In the opinion of management, such unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                                   THREE MONTHS ENDED
                                       ---------------------------------------------------------------------------
                                       SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,
                                         1994       1994       1995       1995       1995       1995       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)
INCOME STATEMENT DATA:
  Revenues...........................  $  70,600  $  72,338  $  80,700  $  89,543  $  89,294  $  91,352  $  99,062
  Operating income...................      7,389      7,870      7,143      9,140      9,933      8,392      9,948
  Net income.........................      3,774      4,295      4,459      5,076      5,661      5,072      5,735
  Earnings per share.................  $     .33  $     .32  $     .34  $     .38  $     .41  $     .37  $     .41
PERCENTAGE OF REVENUES:
  Operating income...................      10.5%      10.9%       8.9%      10.2%      11.1%       9.2%      10.0%
  Net income.........................       5.3%       5.9%       5.5%       5.7%       6.3%       5.6%       5.8%

LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 1996, the Company's liquid assets, consisting of cash and cash equivalents, totaled $44.3 million compared to $49.7 million at June 30, 1995. These liquid assets included $9.0 million ($8.3 million at June 30, 1995) borrowed under a revolving credit facility (the "ATM Cash Facility") for use in the Company's automated teller machines ("ATMs"). Working capital was $44.7 million at March 31, 1996 and reflected the net proceeds of $68.3 million received from the Company's secondary offering of 1.8 million shares of Class A Common Stock completed in March 1996, less $43.1 million of the net proceeds used for the repayment of debt. Working capital at March 31, 1996 decreased by $6.9 million from the June 30, 1995 total of $51.6 million primarily due to the reclassification of the $9.0 million ATM Cash Facility to a current liability during this quarter as a result of the refinancing discussed below.

    Net cash provided by operating activities was $11.0 million for the first nine months of fiscal 1996, compared with $18.9 million provided by operating activities in fiscal 1995. The decrease is primarily due to the elimination of the prepayment of services from B of A Texas, which was approximately $2.2 million at June 30, 1995, in connection with the expiration of the B of A Texas contract, and a decrease of $5.6 million in the periods related to the changes in ATM cash balances. Net cash used for investing activities increased by $55.2 million over the prior nine month period. The current period included $22.4 million for six acquisitions, compared to five smaller acquisitions of $7.8 million in fiscal 1995, and an increase of $27.3 million in cash used for the purchase of property, equipment and software. Property and equipment purchases increased with the purchase of the Company's headquarters and the purchase and renovation of an adjacent building, growth associated with outsourcing services customers and an increase in the number of ATMs owned and operated by the Company. Net cash provided by financing activities increased $48.3 million due primarily to proceeds received from the Company's secondary stock offering completed in March 1996.

    In December 1995, the Company refinanced its revolving line of credit facility (the "Credit Facility") and ATM Cash Facility. The new borrowing arrangements provide up to $90 million of funds under the three year unsecured Credit Facility and $11 million under the one year ATM Cash Facility. At the end of the three year Credit Facility, the Company has an option to convert any principal outstanding to a two year term loan due in eight quarterly installments. In connection with the secondary stock offering completed in March 1996, the Company paid down its balance outstanding under the Credit Facility, leaving approximately $79 million available for use, net of outstanding letters of credit. Borrowings of $9.0 million were outstanding at March 31, 1996 under the ATM Cash Facility. In August 1995, the Company amended its vault cash custody agreement with First Interstate Bank Texas, N.A. (now Wells Fargo Bank (Texas), N.A.), which replaced a similar facility that expired August 31, 1995 provided under the B of A Texas contract. This amendment increased the amount of funds available to $50 million and extended the term to July 1997. The amount of cash outstanding under this facility was approximately $35.4 million as of March 31, 1996. This cash is neither an asset nor a liability of the Company and therefore is not recorded on the accompanying balance sheets.

    The Company has executed a commitment letter with Wells Fargo and Bank One, Texas, N.A. to amend its credit agreement prior to consummation of the Acquisition to increase the amount available under the Credit Facility to $160 million. The Amended Credit Agreement will provide for a mandatory facility reduction on a quarterly basis beginning in June 1997 that will reduce the outstanding principal balance of the Credit Facility to $90 million by June 30, 1999. In addition, the Company will covenant to apply all of the net proceeds to it from this offering to repay the outstanding principal balance of the Credit Facility, which will permanently reduce the commitment under the Credit Facility to $125 million.

    In connection with the Acquisition, the Company will have a liability of up to an additional $32.1 million related to the present value of a long-term fixed obligation between Genix and a software vendor that was entered into in March 1995. As the obligation relates to duplicate services for which the Company has already contracted, it is considered to be an unfavorable commitment. Payments related to this obligation are payable over the remaining eight years of the contract.

    The Company's management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under its credit facilities, will provide adequate funds for the Company's anticipated needs, including working capital, the capital expenditures and ATM vault cash requirements. Management also believes that cash provided from operations will be sufficient to satisfy all existing debt obligations as they come due. The Company intends to continue its growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates. As the size and financial resources of the Company increase, however, additional acquisition opportunities requiring significant commitments of capital may arise. In order to pursue such opportunities, the Company may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to the Company's future acquisition and expansion opportunities and how such opportunities would be financed.

                                    BUSINESS

    ACS  is a  nationwide provider  of information  technology services  and EFT transaction processing. The Company's information technology services include data processing outsourcing, image management and professional services. The Company provides its services to customers with time-critical, transaction-intensive information processing needs. ACS' revenues from continuing operations increased from $146.8 million in fiscal 1991 to $313.2 million in fiscal 1995, and income from continuing operations increased from $3.1 million to $17.6 million during the same period.

    The Company's data processing outsourcing services are provided to a variety of customers nationwide, including retailers, healthcare providers, telecommunications companies, wholesale distributors, manufacturers, and regional, non-money center financial institutions. The Company utilizes a variety of proprietary and third party industry-standard software packages that can be matched with the appropriate hardware platform to provide flexible and cost-effective solutions to customer requirements. ACS is capitalizing on the trend toward client-server computing by providing consulting and transitional outsourcing services, including network and desktop computer management, to companies that are changing to these distributed platform environments. The Company offers image management services such as electronic imaging, document imaging, record storage and retrieval services, micrographics processing services and high speed data capture services. Beginning in January 1995, ACS expanded its product offerings to include professional services such as consulting, contract programming and technical support, as well as network design and systems integration. The Company's EFT transaction processing business consists primarily of the operation of a proprietary ATM network consisting of Company owned ATMs as well as ATMs owned by third parties. According to industry data as of September 1995, based on the number of network ATMs, the Company's MoneyMaker-SM- ATM network is one of the largest proprietary off-premise ATM networks in the United States. The Company operates a national network of host and remote data centers that enable ACS to process transactions for its outsourcing and EFT customers in a rapid, cost-effective manner.

    ACS was formed in 1988 to participate in the trend to outsource information processing to third parties to enable businesses to focus on core operations, respond to rapidly changing technologies and reduce data processing expenses. The Company's business strategy is to continue to lower its unit processing costs by expanding its customer base through both internal marketing and the acquisition of complementary companies. Since inception, the Company has completed 26 acquisitions (excluding the Acquisition), which have resulted in geographic expansion, growth and diversification of the Company's customer base, expansion of services and products offered, and increased economies of scale. Approximately 58% of the increase in the Company's revenues for the five years ended June 30, 1995 has been attributable to acquisitions. The Company's marketing efforts focus on developing long-term relationships with customers that choose to outsource various information processing requirements, as well as on expanding services offered to existing customers. The Company had approximately 13,400 information technology customers and approximately 3,460 EFT customers as of March 31, 1996.

MARKET OVERVIEW

    The Company believes that the demand for third-party information processing services has grown substantially in recent years and will continue to increase in the future as a result of financial, strategic and technological factors. These factors include: (i) the desire by businesses to take advantage of the latest advances in technology without the cost and time commitment required to maintain an in-house system, (ii) the increasing requirements for rapid processing and communication of large amounts of data to multiple locations,
(iii) the increasing attention by businesses to cost control, causing them to compare the fully allocated cost of in-house processing with the cost of outsourcing and (iv) the desire of organizations to focus on their primary competencies. According to a published market research report, the size of the U.S. information systems outsourcing market is estimated to be approximately $22 billion in 1996.

    According to an industry trade association, the market for image management products and services is estimated to be approximately $6.2 billion in 1996. The Company participates in all segments of this market, primarily as a provider of micrographics products and services, and as a provider of electronic imaging products and services.

    As a result of rapid technological change in the Company's markets, the Company expects continued strong demand for third-party professional programming and consulting services. Because ACS provides professional services to customers with mainframe environments as well as with newer client-server and network applications, the Company believes that it is well-positioned to expand its services in current locations as well as in new markets.

    EFT transaction processing involves the on-line processing of transactions initiated by a consumer at a terminal using a debit or credit card issued by the consumer's financial institution. Various transactions, including cash withdrawals, transfers and balance inquiries, are authorized and performed with immediate posting to the consumer's accounts. Usage of ATMs located at financial institutions and retail stores has increased during recent years. According to an industry publication, there were over 122,000 ATMs deployed in the United States as of September 1995. Transaction volume has grown in recent years due to an increase in the number of ATMs deployed, the number of cardholders and the frequency of use by cardholders.

    Information processing has experienced dramatic changes over the past several years. These changes are the result of both technological changes as well as business process changes, such as the reengineering of core processing. The continuing reduction of market influence by historically dominant technology vendors has led to rapidly advancing and changing technology, resulting in issues of compatibility, scalability and increased complexity. The shift toward the client-server environment has created the need for more user-friendly applications, complex on-line support mechanisms and the integration of highly complex systems/ applications development projects. The technology surrounding the storage and retrieval of massive amounts of data on media such as optical disk, microfilm and paper has further increased the complexity of information processing. As a result, customers are demanding that computer services vendors provide complete information technology solutions. Image management and professional services have thus become a logical extension of traditional data processing outsourcing services. The Company began offering image management services on a large scale beginning in 1992 and has further enhanced its professional service offerings, which now include consulting, contract programming and network design and systems integration.

    The Company's revenues derived from information technology services and EFT transaction processing for the periods indicated are shown in the following table:

                                                                          YEAR ENDED JUNE 30,
                                                       ----------------------------------------------------------
                                                          1991        1992        1993        1994        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
Information technology services:
  Outsourcing services...............................  $  112,476  $  113,765  $  118,518  $  152,204  $  174,136
  Image management services..........................      --          --          26,909      62,871      65,897
  Professional services..............................      --          --          --          --           8,703
                                                       ----------  ----------  ----------  ----------  ----------
                                                          112,476     113,765     145,427     215,075     248,736
EFT transaction processing...........................      34,351      36,179      43,637      55,980      64,445
                                                       ----------  ----------  ----------  ----------  ----------
    Total............................................  $  146,827  $  149,944  $  189,064  $  271,055  $  313,181
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

BUSINESS STRATEGY

    The key components of the Company's business strategy include the following:

    -EXPAND  CUSTOMER   BASE--The  Company   seeks  to   develop   long-term
     relationships with its customers by leveraging its expertise with multiple services and product offerings to provide complete information technology solutions. The Company's primary focus is on increasing its revenues by adding large-volume transaction processing customers.

    -PROVIDE  FLEXIBLE INFORMATION PROCESSING  SOLUTIONS--The Company offers custom-tailored information processing solutions using a variety of proprietary and third-party licensed software on multiple hardware and systems software platforms. ACS is capitalizing on the trend toward client-server computing by providing consulting and transitional outsourcing services, including network and desktop computer management, to companies that are changing to these distributed platform environments.

    -MAXIMIZE ECONOMIES OF SCALE--The Company's strategy is to develop and maintain a significant customer and account/transaction base to create sufficient economies of scale that enable the Company to achieve competitive unit processing costs.

    -COMPLETE STRATEGIC ACQUISITIONS--The Company's acquisition strategy is to acquire companies that enable the Company to expand its geographic presence, to expand the products and services offered to existing customers, and to obtain presence in new, complementary markets.

    -INVEST IN TECHNOLOGY--The Company responds to technological advances and the rapid changes in the requirements of its customers through the commitment of substantial amounts of its resources to the operation of multiple hardware platforms, customization of products and services that incorporate new technology on a timely basis, and the continuous training of customer personnel.

    -BUILD RECURRING REVENUES--The Company seeks to enter into long-term contracts with customers to provide services that meet their ongoing information processing needs.

INFORMATION TECHNOLOGY SERVICES

OUTSOURCING SERVICES

    The Company offers a diverse set of outsourcing solutions to commercial businesses desiring to achieve reductions in data processing costs, improvements in the quality of data processing or both. The Company's principal commercial outsourcing service is the delivery of data processing services on a remote basis from host data centers with sufficient computer processing (mainframe and other) capacity to deliver significant cost savings to customers. The principal services provided include both on-line and batch processing of data and network management assistance. The mission critical application systems processed by the Company for its customers include financial, human resources, retail and wholesale inventory distribution, manufacturing, healthcare management, transportation management, commercial and residential telephone billing, mortgage portfolio information and software development systems. See "--Sales, Marketing and Customer Support." In recent years new client-server platforms have been developed that may, for some applications, provide more flexibility to customers than is available from mainframe processing. To the extent these new platforms are less costly than mainframe processing, customers may choose to move portions of their processing requirements to their own in-house client-server systems. However, the Company believes mainframe processing services will continue to be important for many applications, and that new opportunities will be presented for outsourcing both client-server and mainframe platforms for complementary use. For example, in June 1995, the Company entered into an alliance with SAP America, Inc. ("SAP") to jointly pursue marketing opportunities to implement and outsource SAP's R/3 client-server software, which is used to manage complex financial, manufacturing, sales and human resources requirements. Under this alliance, it is contemplated that ACS would outsource customers' existing legacy systems and client-server environments and ACS expects to commit financial resources to customers for license and implementation costs related to SAP software. The Company currently provides outsourcing services on a variety of client-server platforms.

    The Company's target market for commercial data processing services consists of medium-to-large-sized commercial organizations with time-critical transaction-intensive information processing needs. The Company provided commercial data processing services to approximately 220 customers as of March 31, 1996, including retailers, wholesale distributors, healthcare providers, and telecommunications, transportation and other commercial companies. The primary geographic market for the Company's commercial data processing services is the United States, although the Company evaluates international opportunities from time to time. Because of the high-speed and high-capacity capabilities of the telecommunications networks available to the Company, host data centers currently located in Dallas, Texas and Santa Clara, California are able to serve customers throughout the United States.

    The Company typically outsources a customer's in-house data processing operation by migrating the processing workload to one of the Company's data centers over a period of three to six months, and in some instances the Company acquires the customer's data processing assets and hires certain customer personnel. In a facilities management arrangement, which is less common, Company personnel manage and operate a data center on the customer's site. The customer may, in some instances, maintain and enhance its application programs and schedule and initiate processing, using computer and network resources provided by the Company. In other instances, the Company maintains and enhances application programs for the customer. The Company owns certain proprietary applications software that the Company uses to provide services to commercial customers, including telecommunications service providers and wholesale distribution customers. The software is not licensed to customers or third parties. The Company also licenses software provided by various software vendors under perpetual or renewable term licenses. The Company does not believe it is significantly dependent upon any proprietary software with respect to its commercial outsourcing services and believes that, as to software licensed to the Company, sufficient alternative software products are generally available for licensing by the Company. However, there can be no assurance that the Company will be able to obtain such alternative software products on a timely basis or without incurring additional expense. The Company's data center hardware and systems software platforms are also made available to customers, such as software development companies, which desire to purchase processing resources on an as-required basis. The Company processes its commercial services customers on a variety of hardware platforms.

    The Company's commercial data processing services are typically priced on a resource utilization basis rather than on the basis of accounts or transactions processed. Resources utilized include processing time, professional services utilization, hardware utilization, data storage and retrieval requirements, and output volume required for processing.

    The Company also offers outsourcing services to commercial banks, thrifts, and credit unions. The Company satisfies its customer's core processing requirements (deposits, installment, commercial and mortgage loans, financial accounting and reporting, and central information file processing) through on-line data delivery systems. Core processing services have historically been delivered to customers on a service bureau basis using custom-tailored mainframe solutions; however, with the emergence of new generation UNIX-based products, the Company has altered its direction to focus on these products, which can be installed in-house on the client's hardware or run in a service bureau environment. With the acquisition of two Texas-based information processing companies during fiscal 1995, ACS enhanced its offerings to these markets via proprietary software products designed for in-house or service bureau processing for banks and credit unions. With these new generation UNIX-based products, featuring graphical-user-interface (GUI) pop-up screens and relational databases, the Company is equipped to offer flexible alternatives to its existing customers and to pursue other segments of the financial institution processing market. Item processing and back office services (including proofing and encoding, bulk filing and statement preparation) are provided by the Company to accommodate additional needs of customers. The Company's data processing and item processing services to financial institutions are typically priced on the basis of account or item volume. The Company also offers a variety of ancillary services and products to smaller financial institutions to enable them to compete with larger financial institutions that offer a broad array of services and products to their customers. These services and products include voice-response access banking, safe deposit box accounting, cash management services, imaging services, and optical disk/report recall and on-line reports.

    The Company's target financial services customer base is primarily regional, non-money center banks, thrifts and credit unions. As of March 31, 1996, data processing and/or item processing services were provided to over 240 financial institutions and other customers, over 100 of which received full data processing services. The Company also provides account processing software support and maintenance to over 130 financial institution customers who utilize its products in-house. Most of the Company's financial data processing customers are based in the southwestern United States and check processing and back-office services are provided in the southwestern and northeastern United States.

    In addition to providing core processing, item processing and back-office services, the Company provides securities processing services to money-center banks, mutual funds and limited partnerships using proprietary software. The services offered include stock transfer and corporate reorganization services, processing for partnerships and mutual funds, and processing for governmental escheatment proceedings. Through its data centers in New York, New York and Boston, Massachusetts, the Company provides securities processing services to approximately 30 customers, which are primarily located in the northeastern United States.

IMAGE MANAGEMENT SERVICES

    The Company began offering image management services as a result of the 1992 acquisition of Dataplex, which was a part of the Company's strategy to offer complementary services to its outsourcing customers. The Image Management division ("Image Management") offers services that convert customer data into suitable media, stores such data in a secure environment and retrieves archived data. Image Management also sells a variety of imaging equipment and supplies to end users.

    Customer information is received in a variety of media such as paper, microfilm, computer tape, optical disk or CD ROM. Upon receipt, the information is either duplicated, electronically scanned, or converted into another medium, and then the information is processed for the customer in the desired medium. In many instances, a copy of the information is stored on microfilm at the Company's 533-acre storage and retrieval facility.

    Image Management uses several types of hardware and software to deliver its services, including electronic subscription-based image processors, microfilm processors and duplicators, rotary, planetary and step-and-repeat cameras, COM (computer output to microfiche) recorders, optical scanning equipment, and client-server and personal computers. The Company delivers these services from 36 service centers in 19 states.

    Imaging services are generally priced based upon the volume of information and images (document pages, COM frames, microfilm rolls) processed, stored or retrieved. The Company currently provides imaging services and products to approximately 12,660 customers nationwide. Financial institutions represent approximately 53% of the Image Management customer base. Services generally are provided under one-year renewable contracts, with the exception of major accounts, which operate under multi-year contracts with initial terms of three years. Imaging equipment and supplies are sold to customers on an as-needed basis. Microfilm is the largest component of supplies sales and is sold to customers who use microfilm in conjunction with other image management services.

    In March 1996, the Company acquired a majority interest in Unibase Technologies, Inc. ("Unibase"), a Utah-based provider of high speed data capture services. Using state-of-the-art image transmission, storage and retrieval technology, millions of information records are digitized and transmitted daily from customer locations throughout the country for high-speed conversion and database update. Founded in 1985, Unibase currently employs over 1,300 full-time employees and captures over 100 million characters of data each day for approximately 50 customers at 13 service centers in seven states and in Mexico.

PROFESSIONAL SERVICES

    Through its purchase in January 1995 of a majority interest in TSG, a Dallas-based professional services provider, the Company enhanced its ability to offer its customers high quality consulting, contract programming and technical support services. In September 1995, TSG further expanded its geographic presence with the acquisition of Technical Directions, Inc., a San Diego-based professional services provider. Founded in 1988, TSG currently has approximately 385 employees in offices located in Dallas/Ft. Worth, Atlanta and San Diego.

    TSG provides a variety of clients with professional services allowing such clients the opportunity to use a planned, flexible workforce, either through staff augmentation or by serving as a client's in-house development staff. Due to the nature of the work performed, TSG's professional services are generally offered on an hourly rate basis to a changing client base under short-term contractual arrangements. TSG's ability to provide trained technical personnel employing proven methodologies enhances ACS' ability to offer complementary services to clients and prospects dealing with technological change.

    Through the acquisition in August 1995 of Medianet, Inc., based in Austin, Texas, the Company began to offer back office administrative services for customers' co-op advertising promotion allowance programs. The services provided by ACS include consultation, market planning and analysis, audit and payment, reporting, deduction tracking and database management.

    The Company further expanded its professional services offerings with the purchase in December 1995 of a majority interest in The LAN Company ("Lanco"). Lanco, based in Philadelphia, is a provider of network design and installation services and document management systems to law firms and other commercial customers in the Northeast. The acquisition is part of the Company's strategy to bolster its presence in the local area/wide area network (LAN/WAN) market.

EFT TRANSACTION PROCESSING

    The Company engages in the EFT transaction processing business both as a third-party processor for retailers and financial institutions and on the Company's own behalf. The Company's EFT business is primarily conducted through its MoneyMaker-SM- ATM network, which has been operated by the Company since its formation in 1988. According to industry data as of September 1995, based on the number of network ATMs, the Company's MoneyMaker-SM- ATM network is one of the largest proprietary off-premise ATM networks in the United States. Approximately 100 million transactions were processed in the network during the twelve months ended March 31, 1996. The Company also provides ATM maintenance services to MoneyMaker-SM- customers, as well as to owners of ATMs in other networks. In addition, the Company's EFT processing business includes electronic benefit transfer ("EBT") services provided primarily to government agencies.

    In a typical ATM transaction processed by the Company, a debit or credit cardholder inserts a card, which is issued by the cardholder's financial institution (a "Card Issuer"), into an ATM to withdraw funds, obtain a balance inquiry or transfer funds. The transaction is routed from the ATM to the Company's data center. The Company's computer then identifies the Card Issuer by the financial institution identification number contained within the card's magnetic strip. If the Company maintains the Card Issuer's account balance information files, the Company authorizes or denies the requested transaction. If the Company does not maintain the Card Issuer's account balance information files, the transaction is switched to the Card Issuer or its designated processor for authorization. Once authorization is received, the authorization message is routed back to the ATM and the transaction is completed.

    Throughout these steps, the Company charges various fees that may be in addition to any fees that the Card Issuer or other ATM processor might charge the customer. When the Company processes the transaction for non-Company owned ATMs and is also the Card Issuer's processor, it receives an authorization fee from the Card Issuer for authorizing the transaction and updating the cardholder's account information and a processing fee from the ATM owner. When the Company is the ATM owner, it receives an interchange fee and an authorization fee from the Card Issuer, and may elect to charge the cardholder a convenience fee to be added to the transaction withdrawal amount. The Company also receives a switch fee from the Card Issuer for processing transactions in which the Card Issuer and the ATM owner are not processed by the same processor, requiring the transaction to be switched to another network and routed to another switch for authorization.

    The Company markets its EFT services to financial institutions and retailers, primarily in the southern United States. At March 31, 1996, the Company processed 816 MoneyMaker-SM- ATMs and 1.1 million card accounts, primarily for 349 financial institution customers located in Arkansas, Louisiana, North Carolina, New Mexico, Mississippi and Texas. ATMs owned by financial institutions are most often located on the premises of the financial institutions or its branches. MoneyMaker-SM- ATMs owned by ACS are generally located in retail locations such as convenience stores and grocery stores. The Company typically signs three-to-seven year contracts with retailers for the right to place ATMs in retail store locations. In exchange, the Company pays the retailer a share of the transaction-based fee revenue. At March 31, 1996, the Company had ATMs in 997 retail locations in nine states. ACS is required to provide cash to operate the ATMs it owns.

This cash is provided by borrowings under a revolving credit facility and vault cash custody arrangements with financial institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In fiscal 1993, the Company began to deploy low-cost ATM devices throughout the United States. Utilizing cost-saving features such as retailer cash loading and dial-up communications, these devices make ATM services financially viable for retail locations generating less than half the transaction volume of typical ATM installations. ACS provides such retailers the option to own these devices, enabling them to receive the associated fees, while paying the Company for terminal driving services. Alternatively, ACS may own the low-cost ATMs and pay the retailer a share of the transaction-based fee. Approximately 3,200 low-cost devices have been installed in retail sites in 43 states as of March 31, 1996.

    Through arrangements with a number of independent sales organizations, ACS continues to grow its EFT network through the sale, placement and processing of a variety of available ATMs. The Company expects a significant portion of the future growth in its ATM network will be attributable to non-Company owned ATMs.

    The number of financial institutions for which the Company provides EFT processing services has grown 65% since June 30, 1992. The number of ATMs in the network has tripled since 1992. The following table illustrates the growth of the MoneyMaker-SM- ATM network since June 30, 1992:

                                                          AS OF AND FOR THE YEAR ENDED JUNE    AS OF AND FOR THE
                                                                         30,                   NINE MONTHS ENDED
                                                         ------------------------------------      MARCH 31,
                                                            1993        1994         1995            1996
                                                         ----------  ----------  ------------  -----------------
Banks using the MoneyMaker-SM- ATM network.............         252         275           303            349
Total ATMs (1).........................................       1,513       2,487         3,042          5,017
Average monthly fee-generating transactions (1)........   7,196,000   9,544,000    10,040,000      8,132,000

- ------------------------
(1) B of A Texas accounted for approximately 300 ATMs and over 2.2 million average monthly transactions prior to their deconversion, which began in February 1995. As of June 30, 1995, all of the B of A Texas ATMs had been deconverted. See Note 2 of the Notes to the Company's Consolidated Financial Statements.

    MoneyMaker-SM- processing contracts generally provide for an initial term of three to five years and automatically renew unless notice of non-renewal is given prior to expiration. Charges for services are based primarily on the volume of transactions processed and are collected daily. Certain charges are paid monthly. The Company generally is permitted to raise prices on an annual basis subject to limits based on a specified consumer price index.

    The Company provides ATM maintenance services to approximately 325 customers, 76 of which are also EFT processing customers. As of March 31, 1996, the Company's 115 technicians maintained approximately 4,480 ATM terminals of various types in 27 states, approximately one-half of which are also processed by ACS through the MoneyMaker-SM- ATM network. In addition to maintenance services, the Company also provides armored car services for ATM cash replenishment by subcontracting with major armored car companies. The Company enters into standard ATM maintenance contracts with its customers that generally provide for a minimum initial term of three years. These contracts automatically renew for one year at the end of the initial or any renewal term unless either party elects to cancel the agreement 60 days prior to the contract's expiration.

    The Company provides EBT transaction processing services to a governmental agency through its subsidiary, ACS Government Services, Inc. ("Government Services"). EBT systems deliver welfare and other government benefits electronically using a debit-like card, rather than by check or other printed vouchers. EBT services are designed to increase the efficiency of government distribution of welfare and other benefits to recipients and to reduce system fraud and abuse. Government Services' proprietary software is currently one of five such software systems certified by the federal government for use in EBT programs with federal funding. The Company has formed a joint venture with a minority-owned company for further marketing of EBT services to government agencies.

DATA AND SERVICE CENTERS

    The Company's outsourcing, EFT and electronic image management services are provided through the Company's extensive national data and service center network, which comprises two host data centers, 13 remote data centers, and 49 image management facilities in 22 states and Mexico, as well as an extensive telecommunications network.

    The Company's multi-platform data centers, located in Dallas, Texas and Santa Clara, California, have a combined processing capacity of over 2,300 MIPS (millions of instructions per second). Hardware and systems software platforms currently operated by the Company include a broad range of on-line IBM-MVS, IBM-DOS, IBM-VM, IBM-AS400, IBM-RISC 6000, DEC, Tandem/Guardian and UNIX processing environments. To compete effectively in the rapidly changing technology market, it is critical that the Company implement and maintain these multiple hardware and software platforms. The Company continually plans for testing and implementation of new technology and emphasizes flexibility in structuring the services it offers using new technology.

    On August 31, 1994, the Company entered into a ten-year software license with Computer Associates International, Inc., a large provider of mainframe systems and client-server software ("CA"). The terms of the license make all of CA's mainframe systems software available to the Company and allow the Company's outsourcing customers to operate these products under the Company's license instead of under separate licenses maintained by the customers. The Company also is appointed as a reseller of CA's client-server software. The Company will pay an annual license fee composed of fixed minimum fees plus a percentage of the annual incremental increases in the Company's outsourcing revenues. The terms of this license will not have a material effect on the Company's financial position, results of operation or liquidity.

    The host data centers, together with remote centers serving financial institution customers, are capable of providing comprehensive data processing services required by ACS' customers. The Company maintains a disaster recovery plan with certain vendors to provide alternative data processing sites in the event the Company experiences a natural disaster or other interruption at one of its data centers.

    The Company also manages data communications and, in some instances, voice communications for its commercial customers, as well as various local and wide area networks. The Company maintains a nationwide voice and data network to support the complex telecommunications requirements of its customer base. The Company monitors and maintains network lines and circuits on a seven-day, 24-hour basis from a central computer installation in Dallas, Texas. The Company also provides shared hub satellite transmission services as an alternative to multi-drop and point-to-point hard line telecommunication networks.

    The Company commits substantial amounts of its resources to the operation of multiple hardware platforms, the customization of third-party software programs and the training of customer personnel in the use of such hardware and software in order to stay current with rapid technological changes and changes in customer requirements.

CUSTOMER BASE

    The Company achieves growth in its data processing revenues and customer base through marketing and acquisitions of other information processing companies. Customers may be lost at the expiration of a contract due to conversion to a competing processor or to an in-house system. Prior to contract expiration, customers may be lost due to business failure or acquisition of a customer. Except for one customer, which represented 7% of the Company's revenues for the nine months ended March 31, 1996, no other customer of the Company represented over 3% of such revenues. See "Risk Factors--Reliance on Significant Customers."

    As of March 31, 1996, the Company had over 13,400 information technology customers, including approximately 460 outsourcing customers, 12,715 image management customers and approximately 250 professional services customers. In addition, the Company provides EFT services to approximately 3,460 customers, consisting of approximately 350 full-service ATM customers, over 2,780 low-cost ATM customers, and approximately 325 ATM maintenance customers.

    Approximately 95% and 91% of the Company's revenues for fiscal 1995 and the first nine months of fiscal 1996, respectively, were recurring. Recurring revenues are defined by the Company as revenues derived from services that are used by the Company's customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, product installation fees and hardware sales.

    The Company's five largest customers accounted for approximately 30% and 27% of the Company's fiscal 1994 and fiscal 1995 revenues, respectively, and approximately 17% of revenues for the first nine months of the Company's 1996 fiscal year. B of A Texas, historically the largest of the five customers, accounted for approximately 14% and 11% of revenues in fiscal 1994 and fiscal 1995, respectively, and 2% of revenues for the first nine months of fiscal 1996. See "Risk Factors--Reliance on Significant Customers."

SALES, MARKETING AND CUSTOMER SUPPORT

    The Company markets its services and products primarily through separate sales forces located throughout the United States. In order to enhance its sales and marketing efforts, the Company hires sales representatives who have significant experience in the industries to which they will be marketing. Maintaining separate sales forces for its various service lines allows the Company's sales representatives to concentrate on particular services, product technology and customer markets, thereby staying abreast of developments in these areas.

    The Company's sales force is made up of 27 sales representatives for outsourcing services, 69 sales representatives for image management, 22 sales representatives for professional services and 22 sales representatives for EFT transaction processing services as of March 31, 1996. Sales representatives in the various groups are informed as to all the Company's services and products and are encouraged to refer prospect leads to the appropriate professionals.

    The  Company  markets  its  information  processing  services  by  designing custom-tailored solutions that are attractive to the customer in terms of features, quality of service and price. In addition, for non-financial institution outsourcing customers, the Company sometimes acquires data processing assets, and, in limited circumstances, makes investments in securities issued by or provides financial incentives to the customer. The aggregate amount of such items since the Company's inception through March 31, 1996 was approximately $20.4 million. These items have been recorded by the Company at fair market value, with the remainder recorded as intangible assets, which are then amortized over the term of each contract. The net book value of such items was $11.6 million at March 31, 1996. See "Risk Factors -- Investments Related to Significant Customer Contracts."

    The Company provides its information processing customers with extensive support. For its outsourcing customers, the Company provides (i) a technical support group to assist customers in evaluating their unique needs and in recommending and implementing solutions, (ii) a production control group to handle the adaptation of customer application systems to the Company's data processing centers and (iii) on-site operations analysts to assist with problems and specific processing needs. The Company makes available to its outsourcing customers a seven-day, 24-hour help desk to provide network management assistance and to assist in defining problems, recommending changes and assigning problem resolution responsibility to an employee of the Company. Other customer support services such as data storage management, data security, and off-site disaster recovery coordination are offered to all of the Company's information processing customers through the Company's technical staff.

    The Company commits substantial capital and resources to the customization, enhancement and maintenance of the software systems that support its outsourcing and image management services. The Company believes that its commitment to software development and enhancements has been, and will be, a competitive factor in the outsourcing and image management businesses. Certain of the licensors of the software systems used by the Company for its financial services customers provide regulatory and other maintenance services for the software, and the Company provides such services in some cases.

COMPETITION

    ACS faces substantial competition in its outsourcing, image management and professional services and EFT transaction processing businesses. The most significant competitive factors are reliability and quality of services, technical competence and price of services. In connection with certain large outsourcing contracts with non-financial institution customers, the Company may be required to purchase data processing assets from the prospective customer or to make an investment in the securities issued by the prospective customer in order to obtain their contracts. See "Risk Factors--Investments Related to Significant Customer Contracts." Many of the Company's competitors have substantially greater assets and thus, may have a greater ability to obtain customer contracts where sizable asset purchases or investments are required. In recent years, several large hardware vendors have begun to compete directly in the outsourcing business. To maintain competitive prices, the Company is required to operate with efficient and low overhead, and it must acquire and maintain a significant customer base and account/transaction base to achieve sufficient economies of scale. The Company's principal outsourcing competitors include Electronic Data Systems Corporation ("EDS"), Integrated Systems Solutions Corporation (a subsidiary of IBM), Computer Sciences Corporation, FIserv, Inc. and other regional competitors.

    Competitive factors in the EFT services business are network availability and response time, terminal location and access to other networks. With respect to off-premise ATMs, additional competitive factors include percentage and timing of revenue sharing with retailers providing ATM sites and the ability to provide cost-efficient ATM cash replenishment and maintenance services. Customer retention in the EFT services business is closely associated with satisfactory location and performance of ATMs. Principal EFT competitors include EDS, Deluxe Data Corporation, large financial institutions and several regional ATM networks and processors.

    The Company competes successfully in the image management business by offering a complete range of services and achieving favorable pricing by maintaining a significant volume of business with equipment and media suppliers. Principal information management competitors include numerous small-to-medium size local and regional competitors.

EMPLOYEES

    As of March 31, 1996, the Company and its subsidiaries had approximately 4,900 full-time employees. Approximately 320 production and maintenance employees in Dataplex's Flora, Mississippi records center are represented by the Southern Council of Industrial Workers. A collective bargaining agreement is currently being negotiated and the Company does not anticipate a work stoppage or strike. Other than the approximately 320 Dataplex employees, none of the Company's or its subsidiaries' employees are currently represented by a union. The Company has never experienced any work stoppages or strikes. Management considers its relations with its employees to be good.

GOVERNMENT REGULATION

    The Company is not directly subject to federal or state regulations specifically applicable to financial institutions. As a provider of services to banking institutions, however, the Company's outsourcing operations are examined from time to time by various state and federal regulatory agencies. These agencies make recommendations to the Company regarding various aspects of outsourcing operations and generally the Company implements such recommendations. The Company also arranges for an annual independent examination of its bank data processing facilities.

    The Company's ATM network operations are subject to federal regulations governing consumers' rights with respect to ATM transactions. Fees charged by ATM owners are currently regulated or similar legislation has been proposed in several states and there can be no assurance whether such regulations or legislation will continue to be enacted in the future or that existing consumer protection laws will not be expanded to apply to fees charged in connection with ATM transactions.

PROPERTY AND OPERATIONS

    The Company's executive offices and primary host data center are located in a facility of approximately 218,000 square feet in Dallas, Texas. This facility was purchased by the Company in December 1995. In September 1995, the Company also purchased a 350,000 square foot building adjacent to its headquarters to be renovated for expansion of the Company's operations. The Company also has a host data center in Santa Clara, California with approximately 55,000 square feet, the lease on which has an expiration date of November 30, 1997. The Company's 13 remote data centers have varying lease expiration terms and range in size from 4,400 square feet to 46,000 square feet and are located in Boston, Massachusetts; New York, Pearl River, Woodbury and Utica, New York; New Orleans and Baton Rouge, Louisiana; and Austin (2), Fort Worth, Houston (2) and Waco, Texas. Included in the 49 image management service centers is the Company's records center in Flora, Mississippi. The records center is on 533 acres of land, of which the Company owns 334 acres with 38 underground bunkers and leases 199 acres with 23 underground bunkers. The remaining service center locations are leased and range in size from 300 square feet to 56,800 square feet. The Company also leases 23 other facilities used for office or warehouse space ranging from 450 square feet to 40,530 square feet. All properties leased or owned by the Company are in good repair and in suitable condition for the purposes for which they are used.

    ACS leases four Amdahl mainframes, five Tandem mid-range computers, seven IBM mid-range computers, seven Digital Equipment mid-range computers and one Hewlett Packard mid-range computer under operating leases. The initial terms of the leases range from 36 to 60 months. Approximately 90% of the other data processing equipment located in the Company's data centers is leased, generally for terms ranging from 36 to 60 months. ACS believes its computer equipment, as periodically expanded and upgraded, is adequate for its present business needs.

LEGAL PROCEEDINGS

    On October 31, 1995, the Fifth District Court of Appeals in Dallas, Texas (the "Court of Appeals") affirmed the judgment of the trial court in an action between the Company and Thomas McLaughlin and John Lazovich. The trial court had rendered a verdict in favor of Messrs. McLaughlin and Lazovich on causes of action for tortious interference with an acquisition agreement entered by Messrs. McLaughlin and Lazovich and First Texas Savings Association in 1986 related to the acquisition of an electronic benefit transfer business. The total amount of the judgment against the Company, ACS Government Services, Inc., Darwin Deason, and J. Livingston Kosberg, a former director of the Company, including interest, is approximately $9.0 million, which includes $3.0 million in actual damages and $1.5 million in exemplary damages. The Company has indemnified Mr. Deason and Mr. Kosberg from any liability arising from the suit. The Company has appealed the decision of the Court of Appeals.

    On October 10, 1995, the Company filed a counterclaim against National Convenience Stores, Incorporated ("NCS") alleging that NCS had breached a contract with the Company and seeking unspecified damages. This counterclaim was filed in response to an action filed by NCS against the Company in the 101st Judicial District Court in Dallas, Texas seeking a declaratory judgment that NCS is not contractually obligated to allow the Company to review and match any third party proposal to process automated teller machines in NCS stores upon expiration of the contract with the Company, pursuant to its terms, on December 1, 1995. The Company intends to vigorously oppose this action and to pursue the claims asserted in the counterclaim.

    Various other legal actions, all of which arose in the normal course of business, are pending. Neither the above described litigation nor any of the Company's routine litigation, individually or in the aggregate, is expected to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

           NAME                 AGE                                   POSITION
- --------------------------      ---      ------------------------------------------------------------------
Darwin Deason                       55   Chairman of the Board, Chief Executive Officer and Director
Jeffrey A. Rich                     35   President, Chief Operating Officer and Director
Henry G. Hortenstine                52   Executive Vice President
Mark A. King                        39   Executive Vice President, Chief Financial Officer and Director
Thomas G. Connor, Jr.               56   Executive Vice President; Chairman of the Board and Chief
                                          Executive Officer of Dataplex
David W. Black                      34   Executive Vice President, Secretary, General Counsel and Director
Gerald J. Ford                      50   Director
Donald R. Dixon                     48   Director
Joseph P. O'Neill                   47   Director
Frank A. Rossi                      57   Director

    The following is a brief description of the business experience of the directors and executive officers of the Company for the past five years.

    DARWIN DEASON has served as Chairman of the Board and Chief Executive Officer of the Company since its formation in 1988. Prior to the formation of the Company, Mr. Deason spent 20 years with MTech Corp. ("MTech"), a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas ("MCorp"), serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and served on the board of various subsidiaries of MTech and MCorp. Prior to that, Mr. Deason was employed in the data processing department of Gulf Oil in Tulsa, Oklahoma. Mr. Deason has over 30 years of experience in the data processing industry.

    JEFFREY A. RICH has served as President and Chief Operating Officer of the Company since April 1995 and as a director since August 1991. Mr. Rich joined the Company in July 1989 as Senior Vice President and Chief Financial Officer and was named Executive Vice President in October 1991. Prior to joining the Company, Mr. Rich served as a Vice President of Citibank N.A. from March 1986 through June 1989, and also served as an Assistant Vice President of Interfirst Bank Dallas, N.A. from 1982 until March 1986.

    HENRY G. HORTENSTINE has served as an Executive Vice President of the Company since March 1995. Prior to that time, he served as Senior Vice President
- -Business Development from July 1993 to March 1995. Mr. Hortenstine was engaged by the Company as a consultant providing various business and corporate development services from 1990 to July 1993. Prior to that, he was Senior Executive Vice President of Lomas Mortgage USA, a subsidiary of Lomas Financial Corporation, from 1987 to 1989.

    MARK A. KING has served as Executive Vice President and Chief Financial Officer since May 1995 and as a director since May 1996. Mr. King joined the Company in November 1988 as Chief Financial Officer of various ACS subsidiaries. Prior to joining the Company, Mr. King was Vice President and Assistant Controller of MTech. Mr. King has over 17 years of finance and accounting experience, and over ten years of experience in the data processing industry.

    THOMAS G. CONNOR, JR. has served as Executive Vice President of the Company since July 1988 and is also Chairman of the Board and Chief Executive Officer of Dataplex, the Company's electronic image management subsidiary. Prior to joining the Company, Mr. Connor served as Executive Vice President and General Manager of MTech's Northern Region. Mr. Connor has over 30 years of experience in the data processing industry.

    DAVID W. BLACK has served as Executive Vice President, Secretary, General Counsel and a director of the Company since May 1995. Mr. Black joined the Company in February 1995 as Associate General Counsel. Prior to that time, Mr. Black was an attorney engaged in the private practice of law in Dallas from 1986 through January 1995.

    GERALD J. FORD has been a director of the Company since August 1991. Mr. Ford served as Chairman of the Board, Chief Executive Officer and a director of First Gibraltar Bank, FSB ("FGB") until February 1993, when he assumed his present position as Chairman of the Board of Directors of First Nationwide, the successor to First Madison Bank, FSB (successor to FGB). Mr. Ford also served as Chairman and Chief Executive Officer of First United Bank Group, Inc., until it was acquired by Norwest Corporation on January 14, 1994. In addition, Mr. Ford serves as director of Norwest Corporation. Mr. Ford was elected to the Board of Directors of the Company in connection with the Company's August 1991 settlement with FGB, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision. Under the terms of that settlement, the Company has agreed to take permissible actions to cause the nomination and election of Mr. Ford as a director of the Company until First Nationwide no longer owns at least 15% of the outstanding shares of all classes of the Company's common stock.

    DONALD R. DIXON has been a director of the Company since its formation in May 1988. He has served as President of Trident Capital, Inc., a private investment firm, since May 1993, and before that as Co-President of Partech International, Inc., an international venture capital and money management firm, from 1988 until 1992. Prior to that, he was Managing Director of Alex. Brown & Sons, Inc. and Vice President of Morgan Stanley & Co. Incorporated. He also is a director of American Business Information, Inc., Unison Software, Inc., CSG Systems International, Inc., Platinum Software, Inc., and several private companies.

    JOSEPH P. O'NEILL has served as a director of the Company since November 1994 and also serves as a consultant to the Company. Mr. O'Neill has served as President and Chief Executive Officer of Public Strategies Washington, Inc., a public affairs consulting firm, since March 1991 and from 1985 through February 1991, served as President of the National Retail Federation, a national association representing United States retailers.

    FRANK A. ROSSI has served as a director of the Company since November 1994 and also serves as a consultant to the Company. Mr. Rossi has served as Chairman of FAR Holding Company, L.L.C., a private investment firm, since February 1994, and before that was employed by Arthur Andersen L.L.P. for over 35 years. Mr. Rossi served in a variety of capacities for Arthur Andersen since 1959, including Managing Partner/Chief Operating Officer and as a member of the firm's Board of Partners and Executive Committee.

COMMITTEES

    The Board of Directors has an Audit Committee on which Messrs. Rossi (Chairman), Dixon, and O'Neill serve. The Audit Committee was formed in May 1994 and given general responsibility for meeting periodically with representatives of the Company's independent public accountants and electronic data processing ("EDP") auditors to review the general scope of audit coverage, including consideration of the Company's accounting and EDP practices and procedures and system of internal controls, and to report to the Board with respect thereto. The Audit Committee also recommends to the Board of Directors the appointment of the Company's independent financial and EDP auditors.

    In addition, the Board of Directors has a Compensation Committee, which was formed in May 1994, on which Messrs. Deason and Ford serve. The Compensation Committee is responsible for the administration of and grant of awards under the Company's incentive bonus program and stock option plan.

    The Board of Directors also has an Independent Directors Committee on which Messrs. Dixon, Ford, O'Neill and Rossi serve. The Independent Directors Committee was formed in May 1994 to review annually the prices and terms of the services, forms and supplies provided between the Company and Precept pursuant to the Company's reciprocal services agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of each class of the Company's common stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, assuming no exercise of the Underwriters' over-allotment option, (i) by each of the Company's directors and executive officers, (ii) by all executive officers and directors as a group, (iii) by each person who is known by the Company to own beneficially more than 5% of each class of the Company's common stock, and (iv) by the Selling Stockholders. Except as indicated in the footnotes to this table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                                                                                       SHARES
                                                                                                                     BENEFICIALLY
                                                                                                                     OWNED AFTER
                                              SHARES BENEFICIALLY OWNED PRIOR TO OFFERING                              OFFERING
                                 ---------------------------------------------------------------------               -----------
                                   NUMBER                      NUMBER      PERCENT OF                    SHARES OF     NUMBER
                                  OF SHARES    PERCENT OF     OF SHARES   TOTAL SHARES    PERCENT OF      CLASS A     OF SHARES
                                 OF CLASS A   TOTAL SHARES   OF CLASS B    OF CLASS A        TOTAL        COMMON     OF CLASS A
                                   COMMON      OF CLASS A      COMMON      AND CLASS B      VOTING         STOCK       COMMON
                                    STOCK     COMMON STOCK      STOCK     COMMON STOCK     POWER (1)      OFFERED       STOCK
                                 -----------  -------------  -----------  -------------  -------------  -----------  -----------
DIRECTORS AND EXECUTIVE
 OFFICERS
  Darwin Deason (2) ...........       3,655         *         3,202,843        20.45%         71.97%        --            3,655
   2828 North Haskell Avenue
   Dallas, Texas 75204
  Jeffrey A. Rich (3)..........      26,593         *            --             *             --            --           26,593
  Thomas G. Connor, Jr.........      10,721         *            --             *              *            --           10,721
  Donald R. Dixon..............      34,441         *            --             *              *            --           34,441
  Gerald J. Ford (4)...........      --            --            --            --             --            --           --
  Joseph P. O'Neill............      11,905         *            --             *              *            --           11,905
  Frank A. Rossi...............       2,500         *            --             *              *            --            2,500
  Henry G. Hortenstine (5).....      21,518         *            --             *              *            --           21,518
  David W. Black...............      --            --            --             *              *            --           --
  Mark A. King.................      16,906         *            --             *              *            --           16,906
ALL EXECUTIVE OFFICERS AND          128,239         1.02%     3,202,843        21.18%         72.17%        --          128,239
 DIRECTORS AS A GROUP (ten
 persons) (6)..................
BENEFICIAL OWNERS OF MORE THAN
 5% OF THE COMPANY'S COMMON
 STOCK
  Massachusetts Financial           727,400         5.83%        --             4.64%          1.63%        --          727,400
   Services Company (7) .......
   500 Boylston Street
   Boston, Mass. 02116
  The Kaufmann Fund, Inc.           657,300         5.27%        --             4.19%          1.48%        --          657,300
   (7)  .......................
   140 E. 45th Street
   43rd Floor
   New York, New York 10017
SELLING STOCKHOLDERS
  First Nationwide (8) ........   3,041,808        24.37%        --            19.40%          6.83%     2,000,000    1,041,808
   14651 Dallas Parkway
   Suite 200
   Dallas, Texas 75240
  John A. Winslow (9) .........      27,500         *            --             *              *            27,500       --
   3904 Wentwood
   Dallas, Texas 75225

                                                  NUMBER      PERCENT OF
                                  PERCENT OF     OF SHARES   TOTAL SHARES
                                 TOTAL SHARES   OF CLASS B    OF CLASS A     PERCENT OF
                                  OF CLASS A      COMMON      AND CLASS B   TOTAL VOTING
                                 COMMON STOCK      STOCK     COMMON STOCK     POWER (1)
                                 -------------  -----------  -------------  -------------
DIRECTORS AND EXECUTIVE
 OFFICERS
  Darwin Deason (2) ...........        *         3,202,843        18.13%         68.87%
   2828 North Haskell Avenue
   Dallas, Texas 75204
  Jeffrey A. Rich (3)..........        *            --             *              *
  Thomas G. Connor, Jr.........        *            --            --              *
  Donald R. Dixon..............        *            --             *              *
  Gerald J. Ford (4)...........       --            --             *              *
  Joseph P. O'Neill............        *            --             *              *
  Frank A. Rossi...............        *            --             *              *
  Henry G. Hortenstine (5).....        *            --             *              *
  David W. Black...............       --            --             *              *
  Mark A. King.................        *            --             *              *
ALL EXECUTIVE OFFICERS AND             *         3,202,843        18.79%         69.07%
 DIRECTORS AS A GROUP (ten
 persons) (6)..................
BENEFICIAL OWNERS OF MORE THAN
 5% OF THE COMPANY'S COMMON
 STOCK
  Massachusetts Financial              5.02%        --             4.11%          1.56%
   Services Company (7) .......
   500 Boylston Street
   Boston, Mass. 02116
  The Kaufmann Fund, Inc.              4.54%        --             3.72%          1.41%
   (7)  .......................
   140 E. 45th Street
   43rd Floor
   New York, New York 10017
SELLING STOCKHOLDERS
  First Nationwide (8) ........        7.20%        --             5.89%          2.24%
   14651 Dallas Parkway
   Suite 200
   Dallas, Texas 75240
  John A. Winslow (9) .........       --            --            --             --
   3904 Wentwood
   Dallas, Texas 75225

- ------------------------------
  *  Less than 1%.

(1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) is aggregated.

(2) All of the Class B shares listed are owned by The Deason International Trust (the "Trust"). Mr. Deason holds the sole voting power with respect to such shares through an irrevocable proxy granted by the Trust. The investment power with respect to such shares is held by the Trust. The shares of Class A Common Stock are owned by, and are the separate property of, Mr. Deason's spouse and his spouse's daughter. The beneficial ownership of all such shares of Class A Common Stock is disclaimed by Mr. Deason.

(3) Consists of 26,593 shares of Class A Common Stock issuable pursuant to options that are currently exercisable. See "Risk Factors -- Shares Eligible for Future Sale."

(4) Excludes 3,041,808 shares of Class A Common Stock prior to this offering, and 1,041,808 shares of Class A Common Stock after this offering, owned by First Nationwide, of which Mr. Ford serves as Chairman of the Board. Mr. Ford, individually, has neither voting nor investment power with respect to such shares.

(5) Consists of 21,518 shares of Class A Common Stock issuable pursuant to options that are currently exercisable. See "Risk Factors -- Shares Eligible for Future Sale."

(6) Includes 48,111 shares of Class A Common Stock issuable pursuant to options that are currently exercisable, and 3,655 shares of Class A Common Stock as to which Mr. Deason disclaims beneficial ownership. Excludes 3,041,808 shares of Class A Common Stock owned by First Nationwide, of which Mr. Ford serves as Chairman of the Board. Mr. Ford, individually, has neither voting nor investment power with respect to such shares.

(7) Based on filings by the stockholder with the Commission or otherwise.

(8) All shares are owned of record by First Nationwide, which is a wholly owned subsidiary of First Nationwide Holdings Inc. ("FN Holdings"). Gerald J. Ford, a director of the Company, beneficially owns 20% of the outstanding capital stock of FN Holdings, the remaining 80% of which is beneficially owned by Ronald Perelman.

(9) Mr. Winslow was the Chairman of the Board of TSG until May 31, 1996.

CONTROL BY CHAIRMAN OF THE BOARD

    Mr. Deason beneficially owns 3,202,843 shares of Class B Common Stock, each of which is entitled to ten votes per share, giving Mr. Deason approximately 69% of the total voting power of the Company after giving effect to this offering. Accordingly, Mr. Deason controls virtually all of the decisions made with respect to the Company including decisions relating to the election of all directors of the Company and the disposition and voting of the Class A Common Stock held by the Company.

    Furthermore, as a result of his control of the voting stock of the Company, Mr. Deason may, except as otherwise provided by Delaware law or certain provisions of the Company's Certificate of Incorporation or Bylaws requiring 80% stockholder vote, without concurrence of the remaining stockholders, amend the Certificate of Incorporation, effect or prevent a merger, sale of assets or other business acquisition or disposition and otherwise control the outcome of all actions requiring stockholder approval.

ADDITIONAL SALES BY EXISTING STOCKHOLDERS

    See "Risk Factors -- Shares Eligible for Future Sale" for a description of the shares of Class A Common Stock of the Company that are registered under the Securities Act and therefore freely tradeable at any time during and after this offering.

                                 REORGANIZATION

    On June 30 and July 5, 1994, the Company completed a series of transactions to (i) reclassify the Company's capital stock (the "Reclassification"), (ii) merge Affiliated Computer Services, Inc., a Delaware corporation and subsidiary of the Company ("Services"), into the Company, (iii) contribute the capital stock of Affiliated Computer Systems Funding Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("Funding"), to Precept, (iv) spin off all of the capital stock of Precept to the Company's stockholders on a pro rata basis, (v) merge Dataplex Acquisition Corp., a Delaware corporation and subsidiary of the Company ("DAC") that owned all of the stock of Dataplex, into the Company and (vi) change the Company's name to Affiliated Computer Services, Inc. The foregoing transactions are collectively referred to as the "Reorganization."

RECLASSIFICATION

    The Company's Certificate of Incorporation was amended in June 1994 to increase the authorized capital stock of the Company to 25,000,000 shares, consisting of 3,000,000 shares of Preferred Stock, par value $1.00 per share, 17,195,742 shares of Class A Common Stock, par value $0.01 per share, and 4,804,258 shares of Class B Common Stock, par value $0.01 per share. In addition, the Company effected a reclassification of each previously outstanding share of Class A Common Stock, par value $0.00029 per share, of the Company, each previously outstanding share of Class B Common Stock, par value $0.00016 per share, of the Company and each previously outstanding share of Class C Common Stock, par value $0.00029 per share, of the Company into 5,565,432 shares of Class A Common Stock and 4,804,258 shares of Class B Common Stock in accordance with the elections of the stockholders of the Company. As a result of the foregoing and the issuance of shares of Class A Common Stock to minority stockholders of DAC in connection with the merger of DAC into the Company, 5,595,245 shares of Class A Common Stock and 4,804,258 shares of Class B Common Stock were outstanding immediately prior to the IPO. For a description of the rights of and restrictions on the capital stock of the Company, see "Description of Capital Stock."

MERGER OF SERVICES AND DAC

    As part of the Reorganization, effective June 30, 1994, Services was merged with and into the Company, with the Company as the surviving corporation. Effective July 5, 1994, DAC was merged with and into the Company, with the Company as the surviving corporation and with Dataplex thereby becoming a wholly-owned subsidiary of the Company. In connection with the DAC merger, the Company's name was changed to Affiliated Computer Services, Inc. Also in connection with these mergers, all outstanding employee stock options of Services and DAC were converted into equivalent value options to purchase shares of the Company's Class A Common Stock, the outstanding shares of DAC's common stock not owned by the Company were exchanged for 29,813 shares of Class A Common Stock of the Company, the DAC Series B Preferred Stock was canceled (with respect to shares owned by the Company) or redeemed (with respect to shares not owned by the Company), and the 1,000 outstanding shares of Services' preferred stock were exchanged for 1,000 shares of Series A Preferred Stock of the Company. The conversions of employee stock options were based on an opinion from an independent valuation company and did not result in any increase in the intrinsic value of the options, reduction in the ratio of the exercise price per share to the market value per share or change in vesting provisions. Accordingly, in accordance with the Financial Accounting Standards Board
Emerging Issues Task Force Issue No. 90-9, the Company did not record any compensation expense as a result of such conversions.

SPIN-OFF OF PRECEPT

    Immediately following the Services merger, the Company contributed all of the capital stock of Funding to Precept, a business products and forms distributor that was formed by the Company in October 1988. As a result of this contribution, Precept became the owner of all of the Company's business not related to data processing, EFT transaction processing or image management, with a net book value of approximately $20.0 million as of June 30, 1994. As a result, Precept, directly or through its subsidiaries, is a provider of business support services, including business forms and products distribution and courier and limousine services.

Precept also owns certain construction and property management operations. David
L. Neely, a former Executive Vice President of the Company, is the Chief Executive Officer of Precept, and Darwin Deason is a director and has voting control of Precept.

    Following the contribution of the capital stock of Funding to Precept, Precept's articles of incorporation were amended to reclassify the capital stock of Precept into 17,195,742 shares of Class A Common Stock, par value $0.01 per share, of Precept (the "Precept Class A Common Stock") and 4,804,258 shares of Class B Common Stock, par value $0.01 per share, of Precept (the "Precept Class B Common Stock"). The rights of and restrictions on the Precept Class A Common Stock and the Precept Class B Common Stock are substantially the same as the rights of and restrictions on the Company's Class A Common Stock and Class B Common Stock, respectively.

    Immediately following the reclassification of the Precept shares, on June 30, 1994 the Company declared a dividend on a pro rata basis of all of the shares of Precept Class A Common Stock to holders of the Company's Class A Common Stock and of all of the shares of Precept Class B Common Stock to holders of the Company's Class B Common Stock (the "Spin-Off") and entered into a tax indemnification agreement with such stockholders. Immediately prior to the Spin-Off, the Company received an opinion from an independent valuation company that the fair market value of the Precept stock distributed in the Spin-Off was $13.1 million as of June 30, 1994. Accordingly, the business conducted by Precept and the related assets and liabilities are no longer a part of the Company. In addition, the Company is subject to tax indemnification obligations incurred in connection with the distribution of the Precept shares. See "Risk Factors-- Indemnification of Stockholders for Spin-Off."

    The Spin-Off was structured to qualify for tax-free treatment under the Code. Prior to the Spin-Off, the Board of Directors of the Company received an opinion of counsel to the effect that it is more likely than not that, pursuant to Section 355 of the Code, no gain or loss should be recognized to (and no amount should be included in the income of) the stockholders of the Company, nor should any gain or loss be recognized to the Company, by reason of the distribution of the stock of Precept as contemplated by the Spin-Off. Such opinion is conditioned upon certain representations of the stockholders and the management of the Company as to certain facts and circumstances, upon certain assumptions and upon the effectiveness of certain restrictions. One of these restrictions (the "linked sales restriction") requires, in part, that any sales or exchanges of shares of the Company's Class A Common Stock (or the Company's Class B Common Stock, whether or not converted into the Company's Class A Common Stock prior to sale) that were held prior to the IPO and that are to be sold or disposed of during the two-year period following the Spin-Off must be effected in conjunction with the sale at approximately the same time of an equal portion of the holder's shares of Precept Class A or B Common Stock. Holders of Precept Class A or B Common Stock subject to the linked sales restriction who desire to sell or dispose of their shares of Precept Class A or B Common Stock during the two-year period following the Spin-Off, and who are unable to sell their shares of Precept Class A or B Common Stock to a third party, may elect to sell their shares of Precept Class A or B Common Stock to Precept at approximately the same time in order to satisfy the linked sales restriction. The purchase price to be paid by Precept for such shares is $1.26 per share, which was based on the fair market value of the Precept stock distributed in the Spin-Off, as determined by an independent valuation company as of June 30, 1994, and is payable in 15 years, without interest, pursuant to a promissory note from Precept. In the case of Mr. Deason, the linked sales restriction may be satisfied only by the sale of the requisite number of Precept shares to an unrelated third party. In the case of each other stockholder of the Company prior to the IPO, such requirement may be satisfied by the sale of the Precept shares to Precept, but only if such sale effects at least a 20% reduction in the stockholder's interest in Precept and certain other conditions are satisfied, or to a third party.

    The opinion of counsel received by the Company regarding the tax-free treatment of the Spin-Off is not binding on the IRS or on the courts and there can be no assurance that the IRS or a court will agree with that opinion. Accordingly, the Company has agreed to indemnify the Company's stockholders, on a net after-tax basis, for any actual taxes (including penalties, interest and legal fees), net of the actual or assumed benefit resulting from increased tax basis, that may be asserted against the Company's stockholders on the basis that the Spin-Off fails to qualify under Section 355 of the Code. The Company's aggregate indemnification liability is limited to $5 million, reduced by the Company's expenses incurred in connection with determining qualification under Section 355. The Company believes that, if the Spin-Off were to fail to qualify under Section 355 of the Code, there should be no material tax-related consequences to the Company other than pursuant to the indemnification. See "Risk Factors--Indemnification of Stockholders for Spin-Off."

    In connection with the Reorganization, the Company and Precept entered into a reciprocal services agreement pursuant to which Precept will sell business forms and supplies, and provide courier, third-party benefit plan administration and certain other administrative consulting and building management services to the Company, and the Company will provide office space and human resource services to Precept. The prices for all services, forms and supplies provided by Precept to the Company under such agreement must be no less favorable than could be obtained from an independent third party and are subject to review from time to time by a committee of independent directors of the Company. The prices for all services provided by the Company to Precept will be at no less than the Company's direct cost. The costs incurred by the Company for services provided by Precept covered by such reciprocal services agreement, which are believed to approximate fair market value, were approximately $4.5 million, $4.7 million, and $5.8 million, for the fiscal years ended June 30, 1993, 1994, and 1995, respectively. In addition to these services, Precept historically provided other services to the Company, including human resource administration, building administration and maintenance services, and equipment leasing services. In connection with the Reorganization, effective July 1, 1994 the Precept employees who provided these services, with the exception of certain building management employees, were transferred to the Company and such services are now performed directly by the Company. The Company either did not historically provide such services to Precept or did not charge Precept for such services.

    In addition, the Company and Precept entered into (i) a mutual indemnification agreement that defines the parties' rights and obligations with respect to any claims, liabilities or losses relating to the parties' businesses, (ii) a tax-sharing agreement that defines the parties' rights and obligations with respect to federal, state and other income or franchise tax matters and (iii) a noncompetition agreement under which each of the parties agreed not to compete in the business of the other party for a period of two years.

                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue up to 17,195,742 shares of Class A Common Stock, par value $0.01 per share, up to 4,804,258 shares of Class B Common Stock, par value $0.01 per share, and up to 3,000,000 shares of Preferred Stock, $1.00 par value. As of June 7, 1996, the Company had issued and outstanding 12,479,300 shares of Class A Common Stock held by 49 stockholders of record, 3,202,843 shares of Class B Common Stock held by one holder of record, and 1,000 shares of Series A Preferred Stock held by one holder of record.

    The relative rights and limitations of the Class A Common Stock and the Class B Common Stock, as well as the Company's Preferred Stock, are summarized below. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Company's reports or registration statements filed with the Commission.

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,999,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock could adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in control of the Company.

    In connection with the Reorganization, 1,000 shares of Series A Preferred Stock were issued in exchange for the outstanding shares of preferred stock of a subsidiary that was merged into the Company.

The Series A Preferred Stock is redeemable through July 15, 1999 at a price of $1,100 per share plus accrued and unpaid dividends and is subject to mandatory redemption on July 15, 1999. Dividends on the Series A Preferred Stock accrue at a rate of 9% per annum and are cumulative. In addition, the terms of the Series A Preferred Stock require a sinking fund with quarterly deposits through June 30, 1999. Holders of the Series A Preferred Stock have the right at any time after July 1, 1996 to convert all, but not less than all, such shares into Class A Common Stock determined by (a) multiplying the number of shares of Series A Preferred Stock held by such holder by $1,100, (b) dividing the result by the price per share of the Class A Common Stock as determined on the next business day occurring on or after 10 days following the date of the Company's receipt of the conversion notice based on the average of the bid and asked prices for the Class A Common Stock on the Nasdaq National Market, and (c) rounding the result to the nearest whole number. Holders of the Series A Preferred Stock also have the right to cause the Company to register such shares of Class A Common Stock for public sale after the conversion described above until September 15, 1996.

CLASS A AND CLASS B COMMON STOCK

    VOTING RIGHTS

    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders. Neither class of the Company's common stock has cumulative voting rights.

    CONVERSION

    Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of and without cost to the stockholder, into one share of Class A Common Stock upon surrender to the Company's transfer agent of the certificate or certificates evidencing the Class B Common Stock to be converted, together with a written notice of the election of such stockholder to convert such shares into Class A Common Stock. Shares of Class B Common Stock will also be automatically converted into shares of Class A Common Stock on the occurrence of certain events described below. Once shares of Class B Common Stock are converted into shares of Class A Common Stock, such shares may not be converted back into Class B Common Stock.

    RESTRICTIONS ON TRANSFER OF CLASS A AND CLASS B COMMON STOCK

    No person or entity holding shares of Class B Common Stock (a "Class B Holder") may transfer such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a Permitted Transferee (as hereinafter defined). In the case of a Class B Holder who is a natural person and the beneficial owner of shares of Class B Common Stock to be transferred, a Permitted Transferee consists of (i) such Class B Holder's spouse; provided, however, that upon divorce any Class B Common Stock held by such spouse shall automatically be converted into Class A Common Stock, (ii) any lineal descendant of any great-grandparent of such Class B Holder, including adopted children, and such descendant's spouse (such descendants and their spouses, together with such Class B Holder's spouse, are referred to as "family members"), (iii) the trustee of a trust for the sole benefit of such Class B Holder or any of such Class B Holder's family members, (iv) any charitable organization established by such Class B Holder or any of such Class B Holder's family members, (v) any partnership made up exclusively of such Class B Holder and any of such Class B Holder's family members or any corporation wholly-owned by such Class B Holder and any of such Class B Holder's family members; provided that, if there is any change in the partners of such partnership or in the stockholders of such corporation that would cause such partnership or corporation no longer to be a Permitted Transferee, any Class B Common Stock held by such partnership or corporation shall automatically be converted into Class A Common Stock. In the case of a Class B Holder that is a partnership or corporation, a Permitted Transferee consists of (i) such partnership's partners or such corporation's stockholders, as the case may be, (ii) any transferor to such partnership or corporation of shares of Class B Common Stock after the record date of the initial distribution of Class B Common Stock and (iii) successors by merger or consolidation. In the case of a Class B Holder that is an irrevocable trust on the record date of the distribution of Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust, (ii) any person to whom or for whose benefit principal or income may be distributed under the terms of such trust or any person to whom such trust may be obligated to make future transfers, provided such obligation exists prior to the date such trust becomes a holder of Class B Common Stock and (iii) any family member of the creator of such trust. In the case of a Class B Holder that is any trust other than an irrevocable trust on the date of the distribution of Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust and (ii) the person who established such trust and such person's Permitted Transferees. Upon the death or permanent incapacity of any Class B Holder, such Holder's Class B Common Stock shall automatically be converted into Class A Common Stock. All shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the ninetieth day after the death of Darwin Deason or upon the conversion by Mr. Deason of all Class B Common Stock beneficially owned by Mr. Deason into shares of Class A Common Stock.

    Subject to compliance with applicable securities laws, shares of Class B Common Stock are freely transferable among Permitted Transferees, but any other transfer of Class B Common Stock will result in its automatic conversion into Class A Common Stock. The restriction on transfers of shares of Class B Common Stock to other than a Permitted Transferee may preclude or delay a change in control of the Company.

    Prior to the Spin-Off, the Board of Directors of the Company received an opinion of counsel to the effect that it is more likely than not that, pursuant to Section 355 of the Code, no gain or loss should be recognized to (and no amount should be included in the income of) the stockholders of the Company, nor should any gain or loss be recognized to the Company, by reason of the distribution of the stock of Precept as contemplated by the Spin-Off. Such opinion is conditioned upon certain representations of the stockholders and the management of the Company as to certain facts and circumstances upon certain assumptions and upon the effectiveness of certain restrictions. One of these restrictions (the "linked sales restriction") requires, in part, that any sales or exchanges of shares of the Company's Class A Common Stock (or the Company's Class B Common Stock, whether or not converted into the Company's Class A Common Stock prior to sale) that were held prior to the IPO and that are to be sold or disposed of during the two-year period following the Spin-Off must be effected in conjunction with the sale at approximately the same time an equal portion of the holder's shares of Precept Class A or B Common Stock. Holders of Precept Class A or B Common Stock subject to the linked sales restriction who desire to sell or dispose of their shares of Precept Class A or B Common Stock in connection with any sales of the Company's Class A Common Stock during the two-year period following the Spin-Off, and who are unable to sell their shares of Precept Class A or B Common Stock to a third party, may elect to sell their shares of Precept Class A or B Common Stock to Precept at approximately the same time in order to satisfy the linked sales restriction. The purchase price to be paid by Precept for such shares will be $1.26 per share, which was based on the fair market value of the Precept stock distributed in the Spin-Off, as determined by an independent valuation company as of June 30, 1994, and will be payable in 15 years, without interest, pursuant to a promissory note from Precept. In the case of Mr. Deason, the linked sales restriction may be satisfied only by the sale of the requisite number of Precept shares to an unrelated third party. In the case of each other stockholder of the Company prior to the IPO, such requirement may be satisfied by the sale of the Precept shares to Precept, but only if such sale effects at least a 20% reduction in the stockholder's interest in Precept and certain other conditions are satisfied, or to a third party.

    DIVIDENDS AND LIQUIDATION RIGHTS

    The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation and dissolution of the Company, the holders of Class A Common Stock and Class B Common Stock are entitled to receive all assets available for distribution to stockholders.

    OTHER RIGHTS

    The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to such common stock.

WARRANT

    In January 1989, the Company entered into a ten-year data processing contract and issued a warrant to a data processing customer under an agreement (the "Warrant Agreement"), which became exercisable in part in January 1996. The Warrant Agreement entitles the customer to purchase 396,594 shares (adjusted for the Reorganization) of the Company's Class A Common Stock for an aggregate purchase price equal to (i) $4,700,000 plus (ii) $230,000 for each full 12-month period that has elapsed from December 31, 1988. In addition, the aggregate purchase price is increased by 10% per annum, accrued daily but not compounded. Shares may be purchased under the Warrant Agreement in increments beginning January 1, 1996 as follows: up to 99,149 shares from January 1, 1996 through December 31, 1996; up to 99,149 share from January 1, 1997 through December 31, 1997, plus any shares not purchased in the prior year; up to 99,148 shares from January 1, 1998 through December 31, 1998, plus any shares not purchased in the prior two years; and up to 99,148 shares on January 2, 1999, plus any shares not purchased in the prior three years. The purchase price for shares purchased in 1996 would be $28.60 per share, plus accrued daily interest for that year; $32.04 per share for shares purchased in 1997, plus accrued daily interest; $35.82 per share for shares purchased in 1998, plus accrued daily interest; and $39.98 per share for shares purchased through January 2, 1999, plus accrued daily interest. The Warrant Agreement expires on the earlier of (i) January 2, 1999 or (ii) any termination of the customer's data processing contract with the Company. In connection with entering into the data processing contract the customer also acquired 396,594 shares (adjusted for the Reorganization) of the Company's Class A Common Stock, which shares were subject to certain forfeiture provisions relating to any early termination of the data processing contract.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    One of the effects of the existence of unissued and unreserved Class A Common Stock and Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, the Board of Directors could issue such authorized but unissued shares without stockholder approval in one or more private placements or other transactions. Such an issuance could dilute the voting or other rights of the proposed acquiror, insurgent stockholder or stockholder group by creating a substantial voting block in institutional or other hands that could support the position of the incumbent Board of Directors by effecting an acquisition that might complicate or preclude the takeover.

CERTIFICATE OF INCORPORATION AND BYLAWS

    The following description of certain provisions of the Company's Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's reports or registration statements filed with the Commission.

    The Certificate of Incorporation and Bylaws contain several provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt. The Certificate of Incorporation does not provide for cumulative voting and, accordingly, Mr. Deason, as the holder of a majority of the outstanding voting power, can currently elect all the members of the Board of Directors. See "Risk Factors--Voting Control by Chairman of the Board."

    Under the DGCL, any action required or permitted to be taken by the stockholders of a corporation may be taken only at a duly called annual or special meeting of stockholders. The Bylaws provide that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the President, a majority of the members of the Board of Directors or the holders of a majority of the voting power of the Company's outstanding capital stock. These provisions could have the effect of delaying until the next annual stockholders' meeting actions that are not favored by the holders of a majority of the voting power of the outstanding capital stock of the Company. Moreover, the Bylaws authorize the stockholders of the Company to take action by written consent signed by the holders of a majority of the voting power of the Company's outstanding capital stock, provided that written notice is given to those stockholders who have not consented in writing.

    Under the DGCL, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the company's certificate of incorporation, but the exclusive power to adopt, amend and repeal the bylaws is conferred solely upon the stockholders, unless the corporation's certificate of incorporation also confers such power on its board of directors. The Certificate of Incorporation grants the power to amend the Bylaws to the Board of Directors.

    The Certificate of Incorporation contains certain provisions permitted under the DGCL that limit the liability of directors.

    In addition to the foregoing provisions of the Certificate of Incorporation and Bylaws, the Company is subject to the provisions of Section 203 of the DGCL, which restricts the consummation of certain business combination transactions (including mergers, stock and asset sales and other transactions resulting in financial benefit to the stockholder) between a Delaware public corporation and an "interested stockholder" for a period of three years after the date the interested stockholder acquired its stock. An "interested stockholder" is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, (i) the transaction is approved by (a) the corporation's board of directors prior to the date the interested stockholder acquired such shares or (b) a majority of the board of directors and by the affirmative vote of the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including the shares owned by the interested stockholder, or (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder. Section 203 of the DGCL is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

    Moreover, the Bylaws contain a provision that permits any contract or other transaction between the Company and any of its directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) to be valid notwithstanding the presence of such director, officer or stockholder at the meeting authorizing such contract or transaction, or his participation or vote in such stockholder's meeting or authorization subject to certain conditions, including disclosure.

TRANSFER AGENT

    Chemical Mellon Shareholder Services Group, Inc. serves as transfer agent and registrar for the Class A Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht & Quist LLC, have severally agreed to purchase from the Company and the Selling Stockholders the following respective shares of Class A Common Stock:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
- ---------------------------------------------------------------------------------  ----------
Bear, Stearns & Co. Inc..........................................................
Donaldson, Lufkin & Jenrette Securities Corporation..............................
Hambrecht & Quist LLC............................................................
                                                                                   ----------
  Total..........................................................................   4,027,500
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and, to a limited extent, the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and the Selling Stockholders have been advised that the Underwriters propose initially to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed $ per share. The selected dealers may reallow a concession to certain other dealers not to exceed $ per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

    The Company has granted to the Underwriters an option to purchase up to 604,125 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The Company has agreed that during the period of 90 days from the date of this Prospectus, it will not, without prior written consent of Bear Stearns, issue, sell, offer or agree to sell, grant any option for the sale of (other than employee stock options to purchase up to 75,000 shares of common stock to be granted pursuant to the Company's Stock Option Plan provided that such options will not become exercisable during such 90 day period), or otherwise dispose of, directly or indirectly, any common stock or any securities substantially similar to the common stock or any securities convertible into, exercisable for or exchangeable for common stock or securities substantially similar to the common stock, otherwise than in this offering or upon the exercise of presently outstanding stock options; provided, however, that during such period the Company may issue up to 100,000 shares of unregistered Class A Common Stock in connection with the consummation of acquisitions provided that it gives prior written notice of any such issuances to Bear Stearns. In addition, pursuant to an agreement with the Underwriters, Darwin Deason and First Nationwide have agreed not to sell any of their shares of common stock (other than the shares offered hereby) until September 22, 1996. See "Risk Factors -- Shares Eligible for Future Sale."

    Certain of the Underwriters that currently act as market makers for the Company's common stock engage in "passive market making" in such securities on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market transactions during the period when Rule 10b-6 under the Exchange

Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

    Certain Underwriters (including the Representatives) or their affiliates provide the Company with investment banking services from time to time for which they receive customary compensation. Donaldson, Lufkin & Jenrette Securities Corporation has acted as financial adviser to the Company in connection with the Acquisition.

                                 LEGAL MATTERS

    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Hughes & Luce, L.L.P., Dallas, Texas. Certain legal matters with respect to the Class A Common Stock will be passed upon for the Underwriters by Thompson & Knight, P.C., Dallas, Texas, which firm represents the Company with respect to intellectual property matters from time to time.

                                    EXPERTS

    The consolidated financial statements of the Company as of June 30, 1994 and 1995 and for each of the three years in the period ended June 30, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of The Genix Group, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGES
                                                                                                            ---------
AFFILIATED COMPUTER SERVICES, INC.:

Report of Independent Accountants.........................................................................        F-2

Consolidated Financial Statements
  Consolidated Balance Sheets as of June 30, 1994 and 1995................................................        F-3
  Consolidated Statements of Operations for the Years Ended June 30, 1993, 1994 and 1995..................        F-4
  Consolidated Statements of Changes of Stockholder's Equity for the Years Ended June 30, 1993, 1994 and
   1995...................................................................................................        F-5
  Consolidated Statements of Cash Flows for the Years Ended June 30, 1993, 1994 and 1995..................        F-6

Notes to Consolidated Financial Statements................................................................        F-7

Condensed Consolidated Interim Financial Statements (Unaudited)
  Condensed Consolidated Interim Balance Sheet at March 31, 1996..........................................       F-22
  Condensed Consolidated Interim Statements of Operations for the Nine Months Ended March 31, 1995 and
   1996...................................................................................................       F-23
  Condensed Consolidated Interim Statements of Cash Flows for the Nine Months Ended March 31, 1995 and
   1996...................................................................................................       F-24

Notes to Condensed Consolidated Interim Financial Statements..............................................       F-25

THE GENIX GROUP, INC.:

Independent Auditors' Report..............................................................................       F-27

Consolidated Financial Statements
  Consolidated Statement of Financial Position as of December 31, 1994 and 1995...........................       F-28
  Consolidated Statement of Income for the Years Ended December 31, 1993, 1994 and 1995...................       F-29
  Consolidated Statement of Shareholder's Equity for the Years Ended December 31, 1993, 1994 and 1995.....       F-30
  Consolidated Statement of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995...............       F-31

Notes to Consolidated Financial Statements................................................................       F-32

Consolidated Interim Financial Statements (Unaudited)
  Condensed Consolidated Interim Financial Position as of March 31, 1996..................................       F-37
  Condensed Consolidated Interim Statement of Income for the Three Months Ended March 31, 1995 and 1996...       F-38
  Condensed Consolidated Interim Statement of Cash Flows for the Three Months Ended March 31, 1995 and
   1996...................................................................................................       F-39

Notes to Condensed Consolidated Interim Financial Statements..............................................       F-40

PRO FORMA FINANCIAL STATEMENTS (UNAUDITED):

  Pro Forma Condensed Consolidated Financial Information..................................................       F-41
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996 and Related Notes...................       F-42
  Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended March 31, 1996 and
   Related Notes..........................................................................................       F-44
  Pro Forma Condensed Consolidated Statement of Operations for the Year Ended June 30, 1995 and Related
   Notes..................................................................................................       F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Affiliated Computer Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Affiliated Computer Services, Inc. and its subsidiaries at June 30, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
July 31, 1995

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1994       1995
                                                                                             ---------  ---------
Current assets:
  Cash and cash equivalents................................................................  $  20,409  $  41,476
  ATM cash.................................................................................     14,800      8,250
  Investment in marketable securities, net.................................................     14,223     --
  Accounts receivable, net of allowance for doubtful accounts of $1,551 and $1,792,
   respectively............................................................................     31,751     42,325
  Inventory................................................................................      5,096      6,294
  Prepaid expenses.........................................................................      6,342      6,960
  Deferred taxes...........................................................................      5,956      8,645
  Other current assets.....................................................................        593        429
                                                                                             ---------  ---------
    Total current assets...................................................................     99,170    114,379
Property and equipment, net................................................................     15,539     23,463
Purchased computer software, net of accumulated amortization of $16,001 and $14,734,
 respectively..............................................................................      2,336      3,219
Goodwill, net of accumulated amortization of $3,942 and $5,783, respectively...............     59,847     69,293
Other intangible assets, net of accumulated amortization of $1,995 and $3,039,
 respectively..............................................................................      6,436      6,078
Long-term investments......................................................................      3,494      3,225
Deferred taxes.............................................................................      1,201      4,183
Other long-term assets.....................................................................      2,032      1,891
                                                                                             ---------  ---------
    Total assets...........................................................................  $ 190,055  $ 225,731
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.........................................................................  $   4,061  $   4,360
  Accrued compensation and benefits........................................................      7,846      9,856
  Other accrued liabilities................................................................     20,270     32,124
  Income taxes payable.....................................................................      2,866        234
  Current portion of long-term debt........................................................      4,436      5,763
  Current portion of unearned revenue......................................................      9,038     10,440
                                                                                             ---------  ---------
    Total current liabilities..............................................................     48,517     62,777
Long-term debt.............................................................................     80,001     37,940
Unearned revenue...........................................................................      1,906      2,713
Other long-term liabilities................................................................     10,365     14,577
                                                                                             ---------  ---------
    Total liabilities......................................................................    140,789    118,007
                                                                                             ---------  ---------
Cumulative redeemable preferred stock......................................................      1,100      1,100
                                                                                             ---------  ---------
Stockholders' equity:
  Class A common stock, $.01 par value, 17,196 shares authorized, 5,595 shares and 8,488
   shares outstanding, respectively........................................................         56         85
  Class B common stock, $.01 par value, 4,804 shares authorized and outstanding............         48         48
  Additional paid-in capital...............................................................     38,487     79,312
  Retained earnings........................................................................      9,575     27,179
                                                                                             ---------  ---------
    Total stockholders' equity.............................................................     48,166    106,624
                                                                                             ---------  ---------
Commitments and contingencies (Notes 2, 3, 5, 9 and 17)
    Total liabilities and stockholders' equity.............................................  $ 190,055  $ 225,731
                                                                                             ---------  ---------
                                                                                             ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      YEAR ENDED JUNE 30,
                                                                               ----------------------------------
                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
Revenues from continuing operations..........................................  $  189,064  $  271,055  $  313,181
Expenses:
  Wages and benefits.........................................................      62,902      91,117     106,966
  Services and supplies......................................................      48,983      74,947      77,613
  Rent, lease and maintenance................................................      45,972      66,075      80,250
  Depreciation and amortization..............................................       6,731       8,524      11,847
  Other operating expenses...................................................       7,101       5,582       4,963
                                                                               ----------  ----------  ----------
    Total operating expenses.................................................     171,689     246,245     281,639
                                                                               ----------  ----------  ----------
  Operating income from continuing operations................................      17,375      24,810      31,542
Interest and other expenses, net.............................................       1,620       4,598       1,755
                                                                               ----------  ----------  ----------
  Pretax profit from continuing operations...................................      15,755      20,212      29,787
Income tax expense...........................................................       6,437       8,287      12,183
                                                                               ----------  ----------  ----------
  Income from continuing operations..........................................       9,318      11,925      17,604
Discontinued operations:
  Income from discontinued operations, net of taxes..........................         226         371      --
                                                                               ----------  ----------  ----------
  Net income.................................................................  $    9,544  $   12,296  $   17,604
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings per common and common equivalent share:
  Continuing operations......................................................  $      .82  $     1.05  $     1.37
  Discontinued operations....................................................         .02         .03      --
                                                                               ----------  ----------  ----------
  Net income.................................................................  $      .84  $     1.08  $     1.37
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average shares outstanding..........................................      11,384      11,413      12,808
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings per common share assuming full dilution:
  Continuing operations......................................................  $      .62  $      .80  $     1.36
  Discontinued operations....................................................         .02         .02      --
                                                                               ----------  ----------  ----------
  Net income.................................................................  $      .64  $      .82  $     1.36
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average shares outstanding assuming full dilution...................      14,969      14,998      12,919
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                               COMMON STOCK
                                            --------------------------------------------------
                                                    CLASS A                   CLASS B
                                            ------------------------  ------------------------   PAID-IN   RETAINED
                                              SHARES       AMOUNT       SHARES       AMOUNT      CAPITAL   EARNINGS     TOTAL
                                            -----------  -----------  -----------  -----------  ---------  ---------  ----------
Balance at June 30, 1992..................       5,234    $      53        4,804    $      48   $  37,790  $   7,749  $   45,640
Exercise of stock options.................         331            3                                   250                    253
Net income................................                                                                     9,544       9,544
                                                 -----          ---        -----          ---   ---------  ---------  ----------
Balance at June 30, 1993..................       5,565           56        4,804           48      38,040     17,293      55,437
Conversion of subsidiary stock to Company
 stock....................................          30                                                447                    447
Spin-Off of Precept Business
 Products, Inc............................                                                                   (20,014)    (20,014)
Net income................................                                                                    12,296      12,296
                                                 -----          ---        -----          ---   ---------  ---------  ----------
Balance at June 30, 1994..................       5,595           56        4,804           48      38,487      9,575      48,166
Net proceeds of initial public offering...       2,300           23                                32,171                 32,194
Issuance of compensatory stock
 options..................................                                                          2,521                  2,521
Exercise of stock options and related tax
 benefits.................................         580            6                                 4,810                  4,816
Stock issued in connection with
 acquisitions.............................          13                                              1,323                  1,323
Net income................................                                                                    17,604      17,604
                                                 -----          ---        -----          ---   ---------  ---------  ----------
Balance at June 30, 1995..................       8,488    $      85        4,804    $      48   $  79,312  $  27,179  $  106,624
                                                 -----          ---        -----          ---   ---------  ---------  ----------
                                                 -----          ---        -----          ---   ---------  ---------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       YEAR ENDED JUNE 30,
                                                                                ----------------------------------
                                                                                   1993        1994        1995
                                                                                ----------  ----------  ----------
Cash flows from operating activities:
  Net income..................................................................  $    9,544  $   12,296  $   17,604
                                                                                ----------  ----------  ----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.............................................       6,731       8,524      11,847
    Loss on marketable securities.............................................      --             746          11
    Recognition of stock option compensation..................................      --             750         680
    Other.....................................................................         110          (9)     --
    Changes in assets and liabilities, net of effects from acquisitions:
      (Increase) decrease in accounts receivable..............................      (2,533)      1,773      (7,609)
      Increase in inventory...................................................         (82)       (199)       (889)
      Increase in prepaid expenses............................................      (1,544)     (2,041)     (1,316)
      Increase in deferred taxes..............................................      (2,821)     (4,545)     (5,930)
      (Increase) decrease in other current assets.............................        (170)        (30)        175
      (Increase) decrease in ATM cash.........................................      --         (14,800)      6,550
      (Increase) decrease in other long-term assets...........................      (1,408)      1,485      (1,100)
      Increase (decrease) in accounts payable.................................       1,218      (2,240)       (124)
      Increase in accrued compensation and benefits...........................         679       1,231       1,338
      Increase in other accrued liabilities...................................       2,748       1,543       4,924
      Increase (decrease) in income taxes payable.............................      (1,749)      3,403      (2,940)
      Increase in other long-term liabilities.................................         721       3,547       7,878
      Increase (decrease) in unearned revenue.................................         625       1,324      (1,347)
                                                                                ----------  ----------  ----------
        Total adjustments.....................................................       2,525         462      12,148
                                                                                ----------  ----------  ----------
        Net cash provided by operating activities.............................      12,069      12,758      29,752
                                                                                ----------  ----------  ----------
Cash flows from investing activities:
  Proceeds from sale of marketable securities.................................       2,209       7,214      14,354
  Purchases of marketable securities..........................................     (17,662)     (6,730)     --
  Purchases of property, equipment and computer software......................      (2,662)     (6,595)    (11,826)
  Payments for acquisitions, net of cash acquired.............................     (21,149)     --          (9,204)
  Additions to other intangible assets and goodwill...........................        (306)       (131)       (150)
  Purchase of long-term investment............................................      --            (236)     --
  Net advances to discontinued operations.....................................      (6,034)     (5,074)     --
                                                                                ----------  ----------  ----------
        Net cash used in investing activities.................................     (45,604)    (11,552)     (6,826)
                                                                                ----------  ----------  ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt....................................      14,874      36,476      --
  Repayments of long-term debt................................................      (5,753)    (31,681)    (40,488)
  Proceeds from issuance of common stock, net of issuance costs...............      --          --          33,310
  Proceeds from the exercise of stock options and related tax benefits........         253      --           5,319
                                                                                ----------  ----------  ----------
        Net cash provided by (used in) financing activities...................       9,374       4,795      (1,859)
                                                                                ----------  ----------  ----------
  Net increase (decrease) in cash and cash equivalents........................     (24,161)      6,001      21,067
  Cash and cash equivalents at beginning of year..............................      38,569      14,408      20,409
                                                                                ----------  ----------  ----------
  Cash and cash equivalents at end of year....................................  $   14,408  $   20,409  $   41,476
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

         See non-cash activities disclosed in Notes 5, 7, 9, 10 and 11.
  The accompanying notes are an integral part of these consolidated financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    Affiliated Computer Services, Inc. (the "Company") was incorporated on June 8, 1988. The Company and its subsidiaries are primarily engaged in providing information processing services. These services include outsourcing services, electronic funds transfer ("EFT") transaction processing services, image management services and professional services. The Company also had subsidiaries engaged in business forms distribution, real estate investment and brokerage, courier services, limousine services and lease brokerage services. These non-information processing businesses have been classified as "discontinued operations" due to the Spin-Off to stockholders of such operations on June 30, 1994, as explained in Note 3.

    The consolidated financial statements are comprised of the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends June 30.

CASH, CASH EQUIVALENTS AND ATM CASH

    Cash and cash  equivalents consist  primarily of  short-term investments  in commercial  paper  and  securities  purchased  under  agreements  to  resell and short-term treasury bills issued by the United States government. Such investments have an initial maturity of three months or less. At June 30, 1995, amounts outstanding for securities purchased under agreements to resell from Prudential Securities, Inc. are approximately $16,723,000 with a maturity of 5 days. ATM cash represents cash borrowed under a revolving credit agreement for use in Company-owned automated teller machines ("ATMs").

INVENTORY

    Inventories consist primarily of micrographics supplies and equipment, and ATM and computer maintenance parts, and are recorded at the lower of cost (first-in, first-out) or market (net realizable value).

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which for equipment range primarily from three to seven years and for buildings and improvements up to twenty years.

PURCHASED COMPUTER SOFTWARE

    Purchased computer software and internally developed computer software purchased through acquisitions are amortized using the straight-line method over expected useful lives which range from two to six years. With respect to costs incurred to develop software for its information processing services that is not purchased through acquisitions, the Company's policy is to capitalize such costs only after technological feasibility has been established. No software
development   costs  have   been  capitalized  in   the  accompanying  financial
statements.

LONG-TERM INVESTMENTS

    Long-term investments consist of equity investments and are accounted for using either cost or the equity methods, as determined on a case-by-case basis. It is the Company's policy to periodically review the net realizable value of its long-term investments through an assessment of the recoverability of the carrying amount of each investment. Each investment is reviewed to determine if events or changes in circumstances of the issuer have occurred which indicate that the recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, then the asset is adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) OTHER INTANGIBLE ASSETS

    Other intangible assets consist primarily of customer contracts which are recorded at cost and amortized using the straight-line method over the contract terms, which range from three to ten years.

GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized using the straight-line method over the expected useful lives which range from ten to forty years. It is the Company's policy to periodically review the net realizable value of its intangible assets, including goodwill, through an assessment of the estimated future cash flows related to such assets. Each business unit to which these intangible assets relate is reviewed to determine whether future cash flows over the remaining estimated useful life of the asset provide for recovery of the assets. In the event that assets are found to be carried at amounts which are in excess of estimated gross future cash flows, then the intangible assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The effect of adoption was not significant.

REVENUE RECOGNITION

    Information processing revenue is recorded as services are performed. Revenue from annual maintenance contracts is deferred and recognized ratably over the maintenance period. Image management services and supplies revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. Revenues earned from the five largest customers each year together comprise 32%, 30% and 27% of revenues from continuing operations, respectively, for the years ended June 30, 1993, 1994 and 1995. Trade accounts receivable from these customers aggregated $6,891,000 at June 30, 1994 and $8,646,000 at June 30, 1995.

INCOME TAXES

    Effective for the year ended June 30, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the cumulative effect of which was not material. Deferred income taxes provided in the accompanying financial statements are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse.

INCOME PER COMMON AND COMMON EQUIVALENT SHARE

    On September 26, 1994, the Company completed an initial public offering (the "Offering") to sell shares of its Class A common stock. Earnings per common and common equivalent share are based on the weighted average number of common shares outstanding during the period plus common equivalent shares arising from stock options and warrants, if dilutive. Stock options granted with exercise prices below the Offering price during the twelve-month period preceding the initial filing date of the Offering have been included in the calculation of common equivalent shares, using the treasury stock method and the Offering price of $16.00 per share, as if they were outstanding for the years ended June 30, 1993 and 1994. Stock options granted and warrants issued more than twelve months prior to the Offering have been included in the computations, using the treasury stock method and the Offering price of $16.00 per share, only when their effect would be dilutive.

    Earnings per common share assuming full dilution reflects the effects (when greater than 3% dilution) of common shares contingently issuable upon the exercise of options, warrants and the conversion of cumulative redeemable preferred stock in periods in which such exercise or conversion would cause dilution. The fully diluted per share computation for the years ended June 30, 1993 and 1994 reflects the effect of escrowed shares which were contingently issuable to First Madison Bank, formerly First Gibraltar Bank,

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FSB. Such shares were escrowed to secure the Company's obligation to purchase shares of its stock in connection with a put right held by First Madison Bank. Upon consummation of the Company's Offering, the put right and the related escrowed shares were canceled.

2.  NON-RENEWAL OF LARGEST CUSTOMER CONTRACT
    The Company's largest customer, Bank of America Texas, N.A. ("B of A Texas"), informed the Company that it would not renew its data processing services agreement with the Company at the end of the contract term on August 31, 1995. Revenues earned from B of A Texas and its predecessor, First Gibraltar Bank, FSB ("FGB"), were $28.3 million, $37.2 million and $35.1 million for the fiscal years ended June 30, 1993, 1994 and 1995, respectively. Expenses directly related to services provided to this customer, excluding any allocable expenses of the Company's fixed costs for such items as shared computing, customer support functions, occupancy and selling, general and administrative, were $7.0 million, $9.5 million and $7.4 million for the fiscal years ended June 30, 1993, 1994 and 1995, respectively. Pursuant to terms of the contract with B of A Texas, the Company will continue to receive minimum monthly revenues of $2.2 million through August 31, 1995. In addition, management has implemented a cost savings plan designed to eliminate certain indirect operating costs associated with servicing the B of A Texas contract.

    In conjunction with the contract expiration, the Company expected to incur various non-recurring expenses primarily associated with the termination or renegotiation of a computer lease. Such costs were estimated to aggregate $16.1 million, of which $13.3 million has been accrued through June 30, 1995. Due to the signing of a services contract with another customer in May 1995, the Company determined that the computer lease would not need to be terminated or renegotiated, as the new customer will replace computer capacity previously utilized for the B of A Texas contract. Accordingly, the Company determined that continuing the accrual for the computer lease was no longer necessary. Services to this new customer have begun, and beginning September 1995, the existing accrual will be amortized over the remaining term of the computer lease, which expires February 1999. Of the $13.3 million accrued at June 30, 1995, $3.0 million was classified as current and $10.3 million as an other long-term liability, compared to $4.8 million accrued at June 30, 1994 as an other long-term liability.

3.  REORGANIZATION
    On June 30 and July 5, 1994, the Company completed a series of transactions (collectively, the "Reorganization") designed to restructure the Company for the Offering. The transactions included: (i) reclassification of the Company's capital stock, (ii) merger of certain of the Company's subsidiaries, Affiliated Computer Services, Inc. ("Services") and Dataplex Acquisition Corp. ("DAC"), into the Company, including the conversion of the 3.5% minority interest shares of DAC into Class A common stock of the Company, (iii) contribution of Affiliated Computer Systems Funding Corporation, a wholly owned subsidiary of the Company, to Precept Business Products, Inc. ("Precept"), another wholly owned subsidiary, (iv) the Spin-Off of Precept to the Company's stockholders on a pro rata basis (the "Spin-Off"), and (v) the change of the Company's name from ACS Investors, Inc. to Affiliated Computer Services, Inc. The then current holders of the Company's Class A, B and C common shares elected to reclassify each of their shares into 14.69735071 shares (rounded up to the nearest whole share) of the Company's newly-created Class A or B shares. Class A stockholders are entitled to one vote per share on all matters referred to stockholders, and Class B stockholders are entitled to ten votes per share. Class B shares are convertible into Class A shares, but until converted, carry significant restrictions with regard to transfer rights. The Company authorized 22,000,000 common shares, consisting of 17,195,742 Class A common shares and 4,804,258 Class B common shares, of which 5,595,245 shares and 4,804,258 shares, respectively, were outstanding prior to the Offering. The Class A and B common shares have a par value of $0.01 per share. All share and per share amounts in the accompanying financial statements have been adjusted to give effect to the Reorganization.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  REORGANIZATION (CONTINUED)
    In connection with the mergers of Services and DAC into the Company, outstanding options of these subsidiaries were converted into options to purchase Class A common shares of the Company at respective conversion ratios of
10.7855213 and 0.67573477 (rounded up to the nearest whole share). The conversion ratios of employee stock options were based on an opinion from an independent valuation company and did not result in any increase in the intrinsic value of the option, reduction in the ratio of the exercise price per share to the market value per share or changes in vesting provisions. Therefore, in accordance with the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 90-9, the Company did not record any compensation expense as a result of such conversions. In addition to the stock options, each outstanding share of DAC's common stock not owned by the Company was exchanged for
0.67573477 shares (rounded up to the nearest whole share) of the Company's Class A common stock.

    The distribution of Precept's stock was structured to qualify for tax-free treatment under the Internal Revenue Code of 1986, and is subject to certain conditions. The businesses distributed consist of various lines of business unrelated to information processing and have been accounted for as discontinued operations in the consolidated statements of operations (see Note 4). In connection with the Spin-Off, the Company agreed to indemnify its stockholders against taxes which might be assessed if the Spin-Off fails to qualify for tax-free treatment. The Company's aggregate indemnification liability is limited to $5 million.

4.  DISCONTINUED OPERATIONS
    Precept's operations are comprised of business support activities, including business forms distribution, real estate investment and brokerage, courier services, and various other lines of business unrelated to the Company's information processing business. Summary financial results for the discontinued operations prior to the Spin-Off were as follows (in thousands):

                                                                                    YEAR ENDED JUNE 30,
                                                                                    --------------------
                                                                                      1993       1994
                                                                                    ---------  ---------
Third party revenues..............................................................  $  38,221  $  50,108
Revenue from affiliates...........................................................     11,991     13,764
                                                                                    ---------  ---------
Total revenue.....................................................................  $  50,212  $  63,872
                                                                                    ---------  ---------
                                                                                    ---------  ---------
Income before taxes...............................................................  $     378  $     654
Income tax expense................................................................        152        283
                                                                                    ---------  ---------
Net income........................................................................  $     226  $     371
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    Prior to the Spin-Off of Precept to the Company's stockholders, Precept paid off its remaining debt obligation to the Company in the amount of approximately $8.0 million, which included $1.8 million of income taxes paid by the Company on behalf of Precept. Trade accounts between the Company and Precept were immaterial for all years presented. The following footnote disclosures exclude discontinued operations.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  ACQUISITIONS
    During fiscal years 1993 and 1995, the Company's continuing operations acquired the following information processing services businesses:

BUSINESS                                                    DATE ACQUIRED        TYPE OF BUSINESS
- --------------------------------------------------------  ------------------  -----------------------
Fiscal Year 1993
  Dataplex Acquisition Corp.                              December 1992       Image Management
  Mino-Micrographics, Inc.                                June 1993           Image Management
  National Healthtech Corporation                         June 1993           Outsourcing
Fiscal Year 1995
  Tecniflex                                               October 1994        Image Management
  Item processing business of Hancock Bank of Louisiana   January 1995        Outsourcing
  Microfilm Services Company, Inc.                        January 1995        Image Management
  The Systems Group, Inc.                                 January 1995        Professional Services
  Total/1 Services Corporation                            February 1995       Outsourcing
  McCoy Myers and Associates, Inc.                        April 1995          Outsourcing

    In connection with the acquisitions, the Company purchased stock or assets and assumed liabilities as follows (in thousands):

                     ASSETS    LIABILITIES  PURCHASE
                    ACQUIRED     ASSUMED      PRICE
                    ---------  -----------  ---------
Fiscal year 1993    $  69,280   $  45,749   $  23,531
                    ---------  -----------  ---------
                    ---------  -----------  ---------
Fiscal year 1995    $  21,518   $   5,159   $  16,359
                    ---------  -----------  ---------
                    ---------  -----------  ---------

    Of the acquisitions during fiscal year 1995, the Company financed a portion of the aggregate purchase price through the issuance of $3.3 million of seller-financed notes and 78,000 shares (65,000 shares of which are not issuable until February 1996) of unregistered Class A common stock. Of the acquisitions during fiscal year 1993, $1.2 million of seller-financed notes were issued. All acquisitions during fiscal years 1993 and 1995 have been accounted for as purchases, all of which resulted in amounts allocated to goodwill with assigned lives ranging from 10 years to 40 years. The results of operations of the acquired businesses have been included in the accompanying consolidated statements of operations from the respective acquisition dates. Included in results of operations for the year ended June 30, 1995 is a charge to depreciation and amortization expense of approximately $1.1 million representing the write-off of software research and development costs purchased in two of the acquisitions.

    In December 1992, the Company purchased 64.5% of the Series B preferred stock and 58.3% of the outstanding common stock of DAC, bringing the Company's total investment in the outstanding common stock of DAC to 96.5%. As a result of this step acquisition, the Company has consolidated the financial position and results of operations of DAC since that date. The 3.5% minority interest in DAC was converted into Class A common stock of the Company on July 5, 1994 (see Note
3). DAC owns 100% of Dataplex Corporation ("Dataplex"), a full service provider of image capture, conversion, storage, protection, and retrieval services.

    In conjunction with its acquisitions, the Company is obligated to make certain contingent payments to former owners based on the achievement of specified profit levels. As of June 30, 1995, the maximum aggregate amount of these contingent payments is approximately $8.7 million. Any such payments would result in a corresponding increase in goodwill; however, no such contingent payments have been earned to date.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  ACQUISITIONS (CONTINUED)
    Assuming the acquisitions made during fiscal year 1995 had occurred as of July 1, 1993, pro forma unaudited condensed consolidated results of operations would be approximately as follows (in thousands except per share amounts):

                                                                                YEAR ENDED JUNE 30,
                                                                               ----------------------
                                                                                  1994        1995
                                                                               ----------  ----------
                                                                                    (UNAUDITED)
Revenues from continuing operations..........................................  $  298,776  $  330,044
                                                                               ----------  ----------
                                                                               ----------  ----------
Operating income from continuing operations..................................  $   26,356  $   32,917
                                                                               ----------  ----------
                                                                               ----------  ----------
Income from continuing operations............................................  $   12,268  $   18,086
                                                                               ----------  ----------
                                                                               ----------  ----------
Earnings per common and common equivalent share..............................  $     1.07  $     1.41
                                                                               ----------  ----------
                                                                               ----------  ----------
Weighted average shares outstanding..........................................      11,491      12,847
                                                                               ----------  ----------
                                                                               ----------  ----------

    This pro forma information is not necessarily indicative of the actual results that would have been achieved had these acquisitions occurred as of July 1, 1993 and is not necessarily indicative of future results.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  MARKETABLE SECURITIES
    The Company's marketable securities, which were recorded at the lower of cost or market and included in current assets, consisted primarily of investment grade bonds held with the intent to sell prior to maturity. During fiscal year 1995, the Company disposed of its marketable securities at prices approximating book value. At June 30, 1994, such investments were carried at their market value of $14,223,000. Included in income from continuing operations for the year ended June 30, 1994 was an impairment in value of approximately $746,000. Realized gains and losses from sales of these securities were immaterial for the years ended June 30, 1993 and 1994.

7.  PROPERTY AND EQUIPMENT
    Property and equipment consists of the following (in thousands):

                                                                                      JUNE 30,
                                                                               ----------------------
                                                                                  1994        1995
                                                                               ----------  ----------
Land.........................................................................  $      275  $      343
Buildings....................................................................       1,028       1,340
Computer equipment...........................................................      10,582      14,864
Leasehold improvements.......................................................       3,889       5,544
Furniture and fixtures.......................................................      11,803      16,080
Operating systems software...................................................       7,662      10,149
Construction in progress.....................................................          69         371
                                                                               ----------  ----------
                                                                                   35,308      48,691
Accumulated depreciation and amortization....................................     (19,769)    (25,228)
                                                                               ----------  ----------
                                                                               $   15,539  $   23,463
                                                                               ----------  ----------
                                                                               ----------  ----------

    In connection with an outsourcing contract signed in March 1994, the Company acquired assets with a fair market value of $3,952,000, including property and equipment of $1,205,000, and assumed liabilities of $1,450,000. The net consideration received of $2,502,000 has been recorded as unearned revenue, and both the revenue and the depreciation expense are being recognized ratably over the three-year term of the outsourcing contract.

    In connection with an outsourcing contract signed in March 1995, the Company acquired assets with a fair market value of approximately $2,521,000, including property, equipment and computer software of $2,237,000. Liabilities assumed were $35,000, and unearned revenue of $2,486,000 was recorded which will be recognized ratably over a three-year period.

8.  LONG-TERM INVESTMENTS
    In January 1992, the Company paid $7,500,000 in connection with signing a long-term data processing contract and the acquisition of 7,500 shares of a customer's Class C preferred stock. The amounts allocated to the preferred stock (included in long-term investments) and the customer contract (included in other intangible assets), based on an independent appraisal, were $3,220,000 and $4,280,000, respectively, as of the date of purchase. The preferred stock is not considered by management to be a marketable equity security, and as such, is accounted for at cost. The preferred stock accrues quarterly dividends in years one through five of 10%, if paid through in-kind shares, or 9% if paid in cash. Dividends in years six through ten are payable at 9% in cash. The stock is required to be redeemed in four equal amounts during the tenth year of the data processing contract. Through June 30, 1995, the customer's quarterly dividends have been paid in-kind with additional shares of preferred stock.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  LONG-TERM DEBT
    A summary of long-term debt follows (in thousands):

                                                                                       JUNE 30,
                                                                                 --------------------
                                                                                   1994       1995
                                                                                 ---------  ---------
Secured $90,000 revolving credit agreement, payable to a bank, interest due monthly at LIBOR plus 0.5% to 1.25%, or the bank's base rate, as elected by the Company. Principal reductions are required in varying amounts from June
 1996 through March 1999, which reduce the outstanding indebtedness to $50,000 with the remainder due in June 1999 (A)(B)....................................  $  38,437  $  16,237
Secured $12,000 ($15,000 at June 30, 1994) revolving ATM cash credit agreement, payable to a bank, due in June 1996, interest due quarterly at the bank's overnight interest rate plus 0.5%, collateralized by subsidiaries' stock and substantially all of their assets. Proceeds are restricted for use in
 Company-owned ATMs. The Company intends to refinance this facility prior to
 its due date (A)(B)...........................................................     14,800      8,250
Senior subordinated note payable, due December 1999, interest at a six-month
 average LIBOR plus 5%, repaid October 1994....................................     10,000     --
10% junior subordinated debentures, payable to former shareholders of a
 subsidiary, due January 2000, interest payable semiannually (C)...............      6,661      7,344
Other installment notes payable to individuals, final installments due July
 2000, interest rates primarily at 6.5%, the majority of which are secured by
 certain purchased computer software...........................................        257      2,080
Unsecured note payable to a customer, $4,437 face amount, interest at LIBOR plus 1%, not to exceed 10% per annum, payable in monthly installments of $46
 plus interest, beginning September 1994 (A)(D)................................      4,437      3,975
Note payable to a corporation, interest at prime plus 1.5% (A)(E)..............      3,500      3,500
Note payable to a customer, $5,000 face amount, noninterest bearing for first two years, 11.5% thereafter, payable in monthly installments of $79, scheduled
 to begin June 1, 1992, settled in March 1995 (F)..............................      5,000     --
Other installment notes payable to corporations, final payments due January
 1996 to February 1999, interest rates ranging from fixed at 6% to variable
 based on LIBOR (A)............................................................        713      1,900
Capitalized lease obligations at various interest rates, payable through May
 1999..........................................................................        632        417
                                                                                 ---------  ---------
                                                                                    84,437     43,703
Less current portion...........................................................     (4,436)    (5,763)
                                                                                 ---------  ---------
                                                                                 $  80,001  $  37,940
                                                                                 ---------  ---------
                                                                                 ---------  ---------

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  LONG-TERM DEBT (CONTINUED)
    Maturities of long-term debt at June 30, 1995 are as follows (in thousands):

YEAR ENDING JUNE 30:
- -------------------------------------------------------------------------
1996.....................................................................  $   5,763
1997.....................................................................      9,641
1998.....................................................................      1,399
1999.....................................................................     17,370
2000.....................................................................      8,329
Thereafter...............................................................      1,201
                                                                           ---------
                                                                           $  43,703
                                                                           ---------
                                                                           ---------

    Interest expense of $3,196,000, $5,864,000 and $4,449,000 was incurred during the years ended June 30, 1993, 1994 and 1995, respectively. Cash payments for interest for the years ended June 30, 1993, 1994 and 1995 were $2,620,000, $4,823,000 and $3,040,000, respectively. Interest income was $1,458,000,
$1,935,000 and $2,260,000  for the  years ended June  30, 1993,  1994 and  1995, respectively.

    At June 30, 1995, the Company had outstanding letters of credit aggregating approximately $9,843,000, which are being maintained primarily for performance on contracts and as collateral for an appeal bond related to an outstanding judgment (see Note 17).

    In December 1994, the Company entered into a cash custody agreement with First Interstate Bank ("FIB"), as amended August 1995. The agreement expires July 31, 1997 and provides the Company with up to $50,000,000 of the financial institution's vault cash for use in Company-owned ATMs located in Texas. This agreement replaces a similar facility with B of A Texas which expires August 31, 1995. At June 30, 1995, approximately $9,700,000 was in use under the FIB agreement and $32,800,000 under the B of A Texas agreement. The cash is owned by the financial institutions and consequently not recorded on the Company's accompanying balance sheet.

    (A) Interest rates at June 30, 1995:

LIBOR........................................................       6.1%
Overnight rate -- revolving ATM credit agreement.............       6.6%
Prime........................................................       9.0%

    (B) The secured revolving credit agreements contain covenants which require that the Company and a certain subsidiary comply with certain negative, affirmative, and financial covenants customary in notes of this nature. The secured $90,000,000 revolving credit agreement is collateralized by the stock of all subsidiaries and the Company's accounts receivable, inventory and equipment. The agreements contain, among other items, restrictive covenants relating to the current ratio, minimum net worth and fixed charge ratio, and limit payment of dividends, additional loans, guarantees and investments by the Company and its subsidiaries. The agreements also have provisions which would permit acceleration of the maturity of the borrowings after the occurrence of certain defined events of default.

    (C) In January 1994, DAC issued 10% junior subordinated debentures in the principal amount of $6,344,000 in exchange for all outstanding shares of 12% cumulative Series A preferred stock with equal redemption value. Interest on the debentures is payable semiannually in cash, or by issuing additional debentures (this option expired June 1995). The Company elected to pay interest for the six months ended June 30, 1994 and for the year ended June 30, 1995 by issuing additional debentures on a pro rata basis such that the aggregate principal amount of the additional exchange

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  LONG-TERM DEBT (CONTINUED)
       debentures issued, $317,000 and $681,000, respectively, equaled the amount of the interest payment if payments had been made in cash. The debentures are redeemable at their face amount, plus accrued and unpaid interest, at the option of the Company.

    (D) In connection with a data processing services agreement signed in September 1992, the Company purchased certain data processing equipment from a customer in exchange for a $4,437,000 ten-year note payable. The fair market value of the data processing equipment was estimated to be $1,260,000, based on an independent estimate, of which $596,000 was subsequently sold by the Company. The remaining amount of $3,177,000 has been allocated to other intangible assets and is being amortized over the term of the data processing contract.

    (E) The Company's $3,500,000 note payable to a corporation is an obligation of ACS Government Services, Inc. ("ACSGS"), a subsidiary of the Company. The corporation has recourse only to ACSGS. ACSGS has ceased making payments under the note, and ACSGS and the corporation are in dispute over whether the current outstanding balance of the note is owed. The note is secured by certain software developed by ACSGS, a copy of which has been given to the corporation. Costs incurred to develop this software have been expensed and, accordingly, the collateral does not relate to recorded assets of the Company at June 30, 1995. The note balance is fully recorded as a current liability at June 30, 1995 due to the uncertainty regarding the final outcome of this matter.

    (F) In connection with a data processing agreement signed in June 1990 with International Telecharge, Inc. ("ITI"), the Company purchased certain software from ITI for $3,977,000. This purchase was financed through a ten-year promissory note with the customer at a face amount of $5,000,000, but discounted to $3,977,000 due to the non-interest-bearing nature of the note for the first two years. Beginning in January 1992, ITI ceased payments for services provided under the data processing contract. In February 1992, the Company became involved in litigation with ITI following a change in ownership of ITI and termination of the Company's outsourcing contract with ITI. The Company entered into an agreement, effective March 31, 1995, with Oncor Communications, Inc. ("OCI") (formerly known as ITI) to settle the litigation initiated in 1992. In exchange for certain payments by OCI to the Company, the dismissal of all claims against the Company and the settlement of the note payable by the Company, the Company agreed to dismiss all counterclaims it had alleged against OCI and OCI's Chairman and Chief Executive Officer.

10. INCOME TAXES
    Income tax expense (benefit) from continuing operations is comprised of the following (in thousands):

                                                                               YEAR ENDED JUNE 30,
                                                                         -------------------------------
                                                                           1993       1994       1995
                                                                         ---------  ---------  ---------
Current:
  Federal..............................................................  $   7,570  $  10,658  $  11,302
  State................................................................      1,410      1,996      2,903
  Tax reduction credited to paid-in capital from exercise of stock
   options.............................................................     --         --          5,142
                                                                         ---------  ---------  ---------
    Total current expense..............................................      8,980     12,654     19,347
                                                                         ---------  ---------  ---------
Deferred:
  Federal..............................................................     (2,211)    (3,706)    (6,079)
  State................................................................       (332)      (661)    (1,085)
                                                                         ---------  ---------  ---------
    Total deferred benefits............................................     (2,543)    (4,367)    (7,164)
                                                                         ---------  ---------  ---------
    Total expense for income taxes.....................................  $   6,437  $   8,287  $  12,183
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)
    At June 30, 1995, the Company had available unused net operating loss carryforwards ("NOLs") of approximately $237,000 which expire in years 1999 through 2002. The NOLs are subject to the limitations imposed by Internal Revenue Code Section 382, which limits the Company's ability to use the tax benefit arising from the operations of any of its subsidiaries prior to their acquisition by the Company. The net operating losses are stated net of their valuation reserve due to Section 382 limitations which will prevent any additional utilization and are included in the long-term deferred tax account. The utilization of prior NOLs and other built-in tax deductions from acquired companies have reduced goodwill by $0, $214,000 and $0 for the years ended June 30, 1993, 1994 and 1995, respectively.

    At June 30, 1995, the Company had a total unused capital loss carryforward of approximately $4,904,000, which will expire in 1998. Due to Section 382 limitations, a maximum of approximately $842,000 of the total loss is eligible for use before expiration of the carryforward period. The loss carryforward has been fully reserved due to capital loss restrictions.

    The Company's deferred tax assets and (liabilities) consist of the following (in thousands):

                                                                                           JUNE 30,
                                                                                     --------------------
                                                                                       1994       1995
                                                                                     ---------  ---------
Deferred tax assets:
  Accrued expenses not yet deductible for tax purposes.............................  $   7,363  $  13,406
  Stock option compensation expense................................................        781        558
  Loss carryforwards...............................................................        863        877
  Investment basis differences.....................................................        718        662
  Other............................................................................        228        244
                                                                                     ---------  ---------
    Total deferred tax assets......................................................      9,953     15,747
                                                                                     ---------  ---------
Deferred tax liabilities:
  Depreciation and amortization....................................................     (2,017)    (2,140)
                                                                                     ---------  ---------
Deferred tax assets valuation allowance............................................       (779)      (779)
                                                                                     ---------  ---------
Net deferred tax assets............................................................  $   7,157  $  12,828
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The valuation allowance at June 30, 1995 exists principally due to tax benefits of acquired corporations for which realization of any future benefit would be uncertain due to Section 382 limitations. The valuation allowance for deferred tax assets decreased by $190,000 during the year ended June 30, 1994. The decrease relates to improvements in the facts and circumstances with respect to the realization of future tax benefits of certain investments which cause such realizations to be more likely than not.

    Income tax expense from continuing operations varies from the amount computed by applying the statutory federal income tax rate to income before income taxes. The reasons for this difference are as follows (in thousands):

                                                                                  YEAR ENDED JUNE 30,
                                                                            -------------------------------
                                                                              1993       1994       1995
                                                                            ---------  ---------  ---------
Income tax expense at the federal statutory rate..........................  $   5,357  $   7,074  $  10,425
Increase (decrease) resulting from:
  Excess of book basis over tax basis of acquired companies...............        273        496        553
  State income taxes (net of federal benefit).............................        711        868      1,275
  Other...................................................................         96       (151)       (70)
                                                                            ---------  ---------  ---------
Total expense for income taxes............................................  $   6,437  $   8,287  $  12,183
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)
    Federal and state income tax payments during the years ended June 30, 1993, 1994 and 1995 were $10,617,000, $11,782,000 and $15,697,000, respectively.

11. CUMULATIVE REDEEMABLE PREFERRED STOCK
    A former subsidiary of the Company, which was subsequently merged into Services, issued, in connection with an acquisition on January 1, 1989, 1,000 shares of cumulative preferred stock with a par value of $1 and a subscription value of $1,100 per share (1,000 shares authorized). In connection with the merger of the former subsidiary into Services, the stock was canceled and reissued in the name of Services. The issue is redeemable through January 1999 at the subscription value plus accrued and unpaid dividends, and is subject to mandatory redemption in January 1999. Cumulative dividends began accruing in January 1992 at a rate of 8% per annum and are paid quarterly. When Services merged with the Company in the Reorganization (see Note 3), the preferred stock of Services was exchanged for Series A preferred stock of the Company (1,000 shares authorized). The preferred stock exchanged carries similar terms, except that the newly issued preferred stock has a dividend rate of 9%, a sinking fund requirement for quarterly deposits through June 30, 1999, a right to convert such shares into Class A common stock (36,066 shares using the June 30, 1995 market price) after July 15, 1996 based on the closing price of Class A common stock ten days after notice of conversion, and a right to cause the Company to register such shares of Class A common stock for public sale between July 15, 1996 and September 15, 1996.

12. COMMON STOCK
    As of June 30, 1995 and reflecting changes to the Company's capital structure due to the Offering and the Reorganization (see Note 3), the Company's combined Class A and Class B stock consisted of 22,000,000 shares authorized, of which 17,195,742 were Class A common shares and 4,804,258 were Class B common shares. As of June 30, 1995, 8,487,598 shares and 4,804,258 shares, respectively, were outstanding, each with a par value of $0.01 per share. Effective July 3, 1995, one of the holders of Class B common stock elected to convert 1,601,415 shares of Class B common stock to the same number of Class A shares. Class B shares, which are entitled to ten votes per share, are convertible, at the holder's option, into Class A shares, but until converted carry significant transfer restrictions.

    Proceeds from the Company's Offering totalled $32.2 million, net of $4.6 million of Offering costs ($1.1 million of which were prepaid in fiscal 1994).

    In connection with an acquisition in January 1995, the Company is required to issue 65,000 shares of Class A common stock in February 1996 to the sellers (see Note 5).

    In January 1989, the Company issued warrants to purchase 396,594 additional shares of Class A common stock (the number of shares reflects the Reorganization) to a data processing customer. The warrants are exercisable at an aggregate price of $4,700,000 plus $230,000 for each year that elapses after December 31, 1988, plus interest at 10% per annum. At June 30, 1995, the exercise price was $26.73 per share. Beginning in January 1996, shares may be purchased in increments through January 1999, the date on which the warrant agreement expires.

13. STOCK OPTION PLANS
    Effective September 2, 1988, the Company established a nonqualified compensatory stock option plan for certain of its employees. The plan was amended and restated on May 24, 1994. Under the amended plan, the Company has reserved 1,850,000 shares of Class A common stock (as adjusted to give effect to the Reorganization) for awards to employees at exercise prices determined by the Board of Directors of the Company. Options generally vest over five years and are exercisable over a five to ten year period from the date of the grant. Options expire the earlier of ten years from the date of grant or three years after an initial public offering.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK OPTION PLANS (CONTINUED)
    The Company recognized $680,000 of compensation expense for the year ended June 30, 1995, primarily from the issuance of stock options to certain key employees where the option exercise price was below the market price of the Company's Class A common stock on the day prior to issuance. For the year ended June 30, 1994, the Company recognized $750,000 of compensation expense relating to stock option grants and a repricing of certain existing stock options. The amount of the expense was determined based upon the difference between the granted and repriced option exercise prices and the fair value of the underlying stock at the time.

    As described in Note 3, outstanding options of Services and DAC were converted to options to purchase stock of the Company upon the merger of those subsidiaries into the Company. Therefore, these options are included in the following presentation on an "as converted" basis. Prior to the conversion, Services had approximately 81,000 options outstanding with exercise prices ranging from $.02 to $102.71 per share and DAC had approximately 72,000 options outstanding with exercise prices ranging from $.10 to $1.85 per share. In general, the Services and DAC options vested over five years, were exercisable over ten years from the date of grant and expired ten years from the date of grant.

    Option activity for the years ended June 30, 1993, 1994 and 1995 is summarized as follows:

                                                                                       OPTION PRICE
                                                                         OPTIONS        PER SHARE
                                                                        ----------  ------------------
Outstanding at June 30, 1992..........................................   1,305,458    $.01 -- $1.43
  Granted.............................................................     126,572    $.22 -- $9.55
  Exercised...........................................................    (330,690)        $.07
  Forfeited...........................................................      (3,712)        $.05
                                                                        ----------
Outstanding at June 30, 1993..........................................   1,097,628    $.01 -- $9.55
  Granted.............................................................      32,280        $1.43
  Canceled............................................................     (29,368)   $.15 -- $9.55
                                                                        ----------
Outstanding at June 30, 1994..........................................   1,100,540    $.01 -- $9.55
  Granted.............................................................     416,184   $16.00 -- $22.50
  Exercised...........................................................    (579,061)   $.01 -- $9.54
  Canceled............................................................     (56,269)   $.01 -- $16.00
                                                                        ----------
Outstanding at June 30, 1995..........................................     881,394    $.01 -- $22.50
                                                                        ----------
                                                                        ----------
Exercisable at June 30, 1995..........................................     471,210    $.01 -- $2.66
                                                                        ----------
                                                                        ----------

14. FINANCIAL INSTRUMENTS
    As of June 30, 1994 and 1995, the fair values of the Company's revolving credit balances and other variable-rate debt instruments approximate the related carrying values. The fair values of the Company's fixed-rate debt also approximate the related carrying values, as determined based upon relative changes in the Company's variable borrowing rates, whether the borrowings occurred recently or if the borrowings were repaid after the fiscal year ended.

    The fair value of the cumulative redeemable preferred stock is deemed to approximate book value as it is the Company's intent to redeem this over the next year.

15. PROFIT SHARING PLAN
    The Company has adopted a 401(k) plan, as defined by the United States Internal Revenue Code, whereby participants may contribute a percentage of compensation. The plan provides for a discretionary matching contribution by the Company as determined by the Board of Directors. There were no contributions made by the Company to the plan during the years ended June 30, 1993, 1994 and 1995.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY TRANSACTIONS
    In the ordinary course of business, the Company provides services to a corporation which is a stockholder and warrant holder of Class A common stock. Revenues earned from this stockholder were 6%, 4% and 3% of total revenues for the years ended June 30, 1993, 1994 and 1995, respectively. Trade receivables from this stockholder aggregated $1,652,000 and $1,726,000 at June 30, 1994 and 1995, respectively.

    In March 1994, the Company paid $4,900 to acquire a 49% interest in TransFirst, Inc. ("TransFirst"), a minority-owned provider of data processing and electronic benefits services for state and local governments. Concurrently, the Company sold TransFirst two existing service contracts in exchange for notes receivable totaling $2,200,000. The notes bear interest at a bank's prime rate and are due in a lump-sum payment in February 2004. The Company accounts for its investment on the equity method. Equity earnings for the year ended June 30, 1995 and for the period from March 1994 to June 1994 were not significant.

17. COMMITMENTS AND CONTINGENCIES
    The Company has various operating lease agreements for data processing equipment and facilities. A summary of the lease commitments under noncancelable operating leases at June 30, 1995, is as follows (in thousands):

YEAR ENDING JUNE 30:
- ---------------------------------------------------------------------------------------------
1996.........................................................................................  $  31,928
1997.........................................................................................     24,999
1998.........................................................................................     17,969
1999.........................................................................................     11,052
2000.........................................................................................      2,869
Thereafter...................................................................................        394
                                                                                               ---------
                                                                                               $  89,211
                                                                                               ---------
                                                                                               ---------

    Lease expense for data processing equipment and facilities was $24,041,000, $32,903,000 and $36,894,000 for the years ended June 30, 1993, 1994 and 1995, respectively.

    In December 1992, a judgment was rendered against the Company, jointly and severally with certain other affiliated defendants, in the amount of approximately $6,500,000. The Company has posted an appeal bond for the amount of the judgment plus required post judgment interest (see Note 9). In fiscal 1993 and 1995, the Company recorded a charge in "Other operating expenses" for an amount which it believes is adequate to sustain any loss in settlement of this matter. The reserve is included in "Other accrued liabilities." The Company intends to vigorously pursue its appeal of the judgment, which is pending before the Texas Court of Appeals.

    The Company is subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of its business. Although the Company cannot predict the outcomes of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations or liquidity. However, if unfavorably resolved, these proceedings could have a material adverse effect on the Company's financial position, results of operations and liquidity.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                     THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------------
                                                     FISCAL 1994                                   FISCAL 1995
                                  --------------------------------------------------  -------------------------------------
                                   SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,
                                     1993         1993         1994         1994         1994         1994         1995
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from continuing
 operations.....................   $  65,181    $  66,538    $  68,970    $  70,366    $  70,600    $  72,338    $  80,700
Operating income from continuing
 operations.....................       6,520        5,812        6,454        6,024        7,389        7,870        7,143
Income from continuing
 operations.....................       3,189        2,154        3,228        3,354        3,774        4,295        4,459
Net income......................       3,291        2,069        3,461        3,475        3,774        4,295        4,459
Income per share from continuing
 operations.....................   $     .28    $     .19    $     .28    $     .29    $     .33    $     .32    $     .34
Earnings per share..............         .29          .18          .30          .31          .33          .32          .34


                                   JUNE 30,
                                     1995
                                  -----------

Revenues from continuing
 operations.....................   $  89,543
Operating income from continuing
 operations.....................       9,140
Income from continuing
 operations.....................       5,076
Net income......................       5,076
Income per share from continuing
 operations.....................   $     .38
Earnings per share..............         .38

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                        MARCH 31,
                                                                                                           1996
                                                                                                        ----------
Current assets:
  Cash and cash equivalents...........................................................................  $   35,401
  ATM cash............................................................................................       8,950
  Accounts receivable, net............................................................................      58,370
  Inventory...........................................................................................      10,892
  Prepaid expenses and other current assets...........................................................      10,167
  Deferred taxes......................................................................................       8,162
                                                                                                        ----------
    Total current assets..............................................................................     131,942
Property and equipment, net...........................................................................      57,303
Purchased computer software, net......................................................................       4,583
Goodwill, net.........................................................................................      87,877
Other intangible assets, net..........................................................................       8,501
Deferred taxes........................................................................................       8,522
Long-term investments and other assets................................................................       6,932
                                                                                                        ----------
    Total assets......................................................................................  $  305,660
                                                                                                        ----------
                                                                                                        ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................................................................  $   14,721
  Accrued compensation and benefits...................................................................      11,525
  Other accrued liabilities...........................................................................      33,904
  Income taxes payable................................................................................       1,564
  ATM cash note payable...............................................................................       8,950
  Current portion of long-term debt...................................................................       5,570
  Current portion of unearned revenue.................................................................      11,034
                                                                                                        ----------
    Total current liabilities.........................................................................      87,268
Long-term debt........................................................................................       7,315
Unearned revenue......................................................................................       3,435
Other long-term liabilities...........................................................................      12,544
                                                                                                        ----------
    Total liabilities.................................................................................     110,562
                                                                                                        ----------
Cumulative redeemable preferred stock.................................................................       1,100
                                                                                                        ----------
Stockholders' equity:
  Class A common stock................................................................................         122
  Class B common stock................................................................................          32
  Additional paid-in capital..........................................................................     150,199
  Retained earnings...................................................................................      43,645
                                                                                                        ----------
    Total stockholders' equity........................................................................     193,998
                                                                                                        ----------
    Total liabilities and stockholders' equity........................................................  $  305,660
                                                                                                        ----------
                                                                                                        ----------

       See notes to condensed consolidated interim financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                              NINE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------
Revenues..................................................................................  $  223,638  $  279,708
                                                                                            ----------  ----------
Expenses:
  Wages and benefits......................................................................      76,561     110,772
  Services and supplies...................................................................      55,260      71,313
  Rent, lease and maintenance.............................................................      58,955      55,262
  Depreciation and amortization...........................................................       8,069      10,745
  Other operating expenses................................................................       2,391       3,343
                                                                                            ----------  ----------
    Total operating expenses..............................................................     201,236     251,435
                                                                                            ----------  ----------
  Operating income........................................................................      22,402      28,273
Interest and other expenses, net..........................................................       1,186         614
                                                                                            ----------  ----------
  Income before income taxes..............................................................      21,216      27,659
Income tax expense........................................................................       8,688      11,191
                                                                                            ----------  ----------
  Net income..............................................................................  $   12,528  $   16,468
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Earnings per common share.................................................................  $      .99  $     1.19
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Weighted average shares outstanding.......................................................      12,598      13,849
                                                                                            ----------  ----------
                                                                                            ----------  ----------

       See notes to condensed consolidated interim financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------
Cash flows from operating activities:
  Net income..............................................................................  $   12,528  $   16,468
                                                                                            ----------  ----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.........................................................       8,069      10,745
    Recognition of stock option compensation..............................................         681          45
    Other.................................................................................          73          24
    Changes in assets and liabilities, net of effects from acquisitions:
      (Increase) decrease in ATM cash.....................................................       4,850        (700)
      Increase in accounts receivable.....................................................      (7,379)     (7,158)
      Increase in inventory...............................................................      (1,070)     (4,783)
      Increase in prepaid expenses and other current assets...............................      (1,597)     (2,440)
      (Increase) decrease in deferred taxes...............................................      (4,972)      1,794
      (Increase) decrease in other long-term assets.......................................        (362)         85
      Increase (decrease) in accounts payable.............................................         (73)      6,357
      Decrease in accrued compensation and benefits.......................................         (63)       (429)
      Increase (decrease) in other accrued liabilities....................................       8,402      (2,797)
      Increase (decrease) in income taxes payable.........................................      (1,297)      1,958
      Increase (decrease) in other long-term liabilities..................................         307      (3,957)
      Increase (decrease) in unearned revenue.............................................         834      (4,198)
                                                                                            ----------  ----------
    Total adjustments.....................................................................       6,403      (5,454)
                                                                                            ----------  ----------
    Net cash provided by operating activities.............................................      18,931      11,014
                                                                                            ----------  ----------
Cash flows from investing activities:
  Sales of marketable securities..........................................................      10,038      --
  Purchases of property, equipment and computer software..................................      (8,966)    (36,283)
  Payments for acquisitions, net of cash acquired.........................................      (7,761)    (22,350)
  Additions to other intangible assets and goodwill.......................................        (150)     (2,590)
  Other...................................................................................      --            (855)
                                                                                            ----------  ----------
    Net cash used for investing activities................................................      (6,839)    (62,078)
                                                                                            ----------  ----------
Cash flows from financing activities:
  Net proceeds from stock offerings.......................................................      33,310      68,333
  Proceeds from issuance of long-term debt................................................      --          51,100
  Repayments of long-term debt............................................................     (33,447)    (77,711)
  Net borrowings (repayments) of ATM debt.................................................      (4,850)        700
  Proceeds from stock options exercised and related tax benefits..........................       1,719       3,144
  Other...................................................................................      --            (577)
                                                                                            ----------  ----------
    Net cash provided by (used for) financing activities..................................      (3,268)     44,989
                                                                                            ----------  ----------
Net increase (decrease) in cash and cash equivalents......................................       8,824      (6,075)
Cash and cash equivalents at beginning of period..........................................      20,409      41,476
                                                                                            ----------  ----------
Cash and cash equivalents at end of period................................................  $   29,233  $   35,401
                                                                                            ----------  ----------
                                                                                            ----------  ----------

       See notes to condensed consolidated interim financial statements.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
          NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION
    The consolidated financial statements include the accounts of Affiliated Computer Services, Inc. and its majority-owned subsidiaries (the "Company"). All material intercompany profits, transactions and balances have been eliminated. The Company is primarily engaged in providing information processing services. These services include outsourcing services, professional services, electronic funds transfer transaction processing services and image management services.

    The financial information presented should be read in conjunction with the Company's annual consolidated financial statements for the year ended June 30, 1995. The foregoing unaudited consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

    In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the income statement, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1997 fiscal year. The Company expects to adopt SFAS 123 on a disclosure basis only. As such, implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or income statement.

2.  NON-RENEWAL OF LARGEST CUSTOMER CONTRACT
    On August 31, 1995, the Company's contract with its largest customer, Bank of America Texas, N.A. ("B of A Texas"), expired pursuant to its terms. Revenues earned from B of A Texas for the nine months ended March 31, 1995 were approximately $27.6 million compared to revenues for the nine months ended March 31, 1996 of $4.6 million. In anticipation of the expiration of the contract, management of the Company completed a cost savings plan implemented to reduce direct expenses associated with this contract and other indirect infrastructure costs of the Company.

    In conjunction with the contract expiration, the Company expected to incur various non-recurring expenses primarily associated with the termination or renegotiation of a computer lease. Such costs were estimated to aggregate $16.1 million, of which $13.3 million had been accrued through June 30, 1995. Due to the signing of a services contract with another customer in May 1995, the Company determined that the computer lease would not need to be terminated or renegotiated, as the new customer would replace computer capacity previously utilized for the B of A Texas contract. Accordingly, the Company determined that continuing the accrual for the computer lease was no longer necessary, and, in September 1995, began to amortize the accrual over the remaining term of the computer lease, which expires February 1999, at a rate of approximately $1.0 million per quarter (resulting in a $2.2 million reduction to rent, lease and maintenance expense for the nine months ended March 31, 1996 as compared to expense of $7.2 million for the nine months ended March 31, 1995).

3.  ACQUISITIONS
    During the first nine months of fiscal 1996, the Company closed six acquisitions, none of which were individually significant. A summarization of the acquisitions is as follows (in millions):

Fair value of assets acquired................................  $    39.3
Less: Liabilities assumed....................................       11.6
     Notes issued and other liabilities to sellers...........        5.3
                                                               ---------
Cash paid to sellers, net....................................  $    22.4
                                                               ---------
                                                               ---------

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

4.  SECONDARY OFFERING
    On March 29, 1996, the Company completed a secondary offering of 1.8 million shares of Class A common stock. Proceeds received from the offering during the quarter were $68.3 million, net of underwriters' discounts and other offering expenses paid of $3.7 million. An additional 0.3 million shares from the exercise of the over-allotment option of the offering were issued in April 1996 and resulted in net proceeds of approximately $10 million, which will be recorded in the fourth quarter of this fiscal year. Proceeds of the offering were used for the repayment of Company indebtedness and for general corporate purposes.

INDEPENDENT AUDITORS' REPORT

To The Genix Group, Inc.:

We have audited the accompanying consolidated statement of financial position of The Genix Group, Inc. and subsidiaries ("Genix") as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Genix's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genix as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Detroit, Michigan
March 7, 1996

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)
                                     ASSETS

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1994       1995
                                                                                               ---------  ---------
Current assets:
  Cash and cash equivalents (Note 6a)........................................................  $   5,669  $   1,031
  Accounts receivable, less allowance for doubtful accounts of $108 and $335 respectively....     14,157     20,128
  Accounts and interest receivable -- affiliates (Notes 6a and 6b)...........................      1,605      1,499
  Prepaid assets.............................................................................      2,833      2,475
  Other......................................................................................        879      1,468
                                                                                               ---------  ---------
    Total current assets.....................................................................     25,143     26,601
                                                                                               ---------  ---------
Property, plant and equipment (Note 3).......................................................     44,433     50,107
  Less -- accumulated depreciation...........................................................     13,525     19,390
                                                                                               ---------  ---------
  Property, plant and equipment, net.........................................................     30,908     30,717
                                                                                               ---------  ---------
Deferred charges and other assets:
  Intangibles, net of accumulated amortization of $6,388 and $7,110, respectively............      5,068      4,347
  Deferred migration costs (Note 2e).........................................................      2,941      3,940
  Deferred foreign income taxes (Note 10)....................................................         84        311
  Other......................................................................................        252      1,821
                                                                                               ---------  ---------
    Total deferred charges and other assets..................................................      8,345     10,419
                                                                                               ---------  ---------
    Total assets.............................................................................  $  64,396  $  67,737
                                                                                               ---------  ---------
                                                                                               ---------  ---------
                                       LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable...........................................................................  $   8,566  $   7,576
  Accounts and interest payable -- affiliates (Notes 6a and 6c)..............................        296        276
  Property and other taxes payable...........................................................        435        610
  Income taxes payable -- affiliate (Note 10)................................................        436        381
  Accrued wages and benefits.................................................................      1,427      1,536
  Notes payable -- affiliate (Note 6a).......................................................      1,007     29,385
  Current portion of capital lease obligations (Note 4)......................................        849        104
  Other......................................................................................        478      1,607
                                                                                               ---------  ---------
    Total current liabilities................................................................     13,494     41,475
                                                                                               ---------  ---------
Deferred credits and other liabilities:
  Notes payable -- affiliate (Note 6a).......................................................     21,000     --
  Deferred federal income taxes (Note 10)....................................................      2,486      2,545
  Other (Note 8b)............................................................................      2,117      2,669
                                                                                               ---------  ---------
    Total deferred credits and other liabilities.............................................     25,603      5,214
                                                                                               ---------  ---------
Capital lease obligations (Note 4)...........................................................      2,758         72
                                                                                               ---------  ---------
Commitments (Note 5)
Common shareholder's equity:
  Common stock, par value $.01 per share -- authorized 50,000 shares; 10 shares issued and
   outstanding...............................................................................     --         --
  Additional paid-in capital.................................................................     20,039     20,037
  Retained earnings..........................................................................      2,502        939
                                                                                               ---------  ---------
    Total shareholder's equity...............................................................     22,541     20,976
                                                                                               ---------  ---------
                                                                                               $  64,396  $  67,737
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                         The accompanying notes to the
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                                 (IN THOUSANDS)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1993       1994       1995
                                                                                   ---------  ---------  ---------
Operating revenues (Notes 6b and 9):
  Computing services.............................................................  $  62,415  $  76,782  $  91,113
  Facilities operations..........................................................      3,280      3,838      5,306
  Printing operations and other..................................................      8,696      7,617      8,742
                                                                                   ---------  ---------  ---------
    Total operating revenues.....................................................     74,391     88,237    105,161
                                                                                   ---------  ---------  ---------
Operating expenses:
  Operations and maintenance.....................................................     62,751     73,710     87,465
  Depreciation and amortization..................................................      4,616      5,785      6,981
  Property and other taxes.......................................................      1,832      2,125      2,719
                                                                                   ---------  ---------  ---------
    Total operating expenses.....................................................     69,199     81,620     97,165
                                                                                   ---------  ---------  ---------
  Operating income...............................................................      5,192      6,617      7,996
                                                                                   ---------  ---------  ---------
Other income and (deductions):
  Interest income................................................................         10        155         28
  Interest income -- affiliate (Note 6a).........................................         59        271        425
  Interest expense...............................................................        (17)      (115)       (12)
  Interest expense -- affiliate (Note 6a)........................................       (778)    (1,290)    (2,205)
  Other, net.....................................................................        119        101        (23)
                                                                                   ---------  ---------  ---------
    Total other income and (deductions)..........................................       (607)      (878)    (1,787)
                                                                                   ---------  ---------  ---------
  Income before income taxes.....................................................      4,585      5,739      6,209

Income tax provision (Note 10)...................................................      1,968      2,569      2,622
                                                                                   ---------  ---------  ---------
  Net income.....................................................................  $   2,617  $   3,170  $   3,587
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                         The accompanying notes to the
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                                     ADDITIONAL
                                                                          COMMON       PAID-IN     RETAINED
                                                                           STOCK       CAPITAL     EARNINGS      TOTAL
                                                                        -----------  -----------  -----------  ---------
Balance, December 31, 1992............................................   $  --        $  20,193    $   5,315   $  25,508
  Net income..........................................................      --           --            2,617       2,617
  Other...............................................................      --             (154)      --            (154)
                                                                             -----   -----------  -----------  ---------
Balance, December 31, 1993............................................      --           20,039        7,932      27,971
  Net income..........................................................      --           --            3,170       3,170
  Dividends to common shareholder.....................................      --           --           (8,600)     (8,600)
                                                                             -----   -----------  -----------  ---------
Balance, December 31, 1994............................................      --           20,039        2,502      22,541
  Net income..........................................................      --           --            3,587       3,587
  Dividends to common shareholder.....................................      --           --           (5,150)     (5,150)
  Other...............................................................      --               (2)      --              (2)
                                                                             -----   -----------  -----------  ---------
Balance, December 31, 1995............................................   $  --        $  20,037    $     939   $  20,976
                                                                             -----   -----------  -----------  ---------
                                                                             -----   -----------  -----------  ---------

                         The accompanying notes to the
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                 -------------------------------
                                                                                                   1993       1994       1995
                                                                                                 ---------  ---------  ---------
Cash flow from operating activities:
  Net income...................................................................................  $   2,617  $   3,170  $   3,587
  Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation and amortization..............................................................      4,616      5,785      6,981
    Deferred income taxes......................................................................          2        510       (332)
    Changes in assets and liabilities, exclusive of changes shown separately...................     (4,686)     2,396     (7,600)
                                                                                                 ---------  ---------  ---------
  Net cash provided from operating activities..................................................      2,549     11,861      2,636
                                                                                                 ---------  ---------  ---------
Cash flow from financing activities:
  Dividends paid...............................................................................     --         (8,600)    (5,150)
  Payment of capital lease obligations.........................................................        (90)      (336)      (263)
  Net borrowings on notes payable -- affiliate (Note 6a).......................................      4,612      7,007      7,378
                                                                                                 ---------  ---------  ---------
    Net cash provided from (used for) financing activities.....................................      4,522     (1,929)     1,965
                                                                                                 ---------  ---------  ---------
Cash flow from investing activities:
  Capital expenditures.........................................................................     (5,064)    (7,530)    (9,380)
  Other........................................................................................        158        139        141
                                                                                                 ---------  ---------  ---------
    Net cash used for investing activities.....................................................     (4,906)    (7,391)    (9,239)
                                                                                                 ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents...........................................      2,165      2,541     (4,638)
Cash and cash equivalents, at January 1........................................................        963      3,128      5,669
                                                                                                 ---------  ---------  ---------
Cash and cash equivalents, at December 31......................................................  $   3,128  $   5,669  $   1,031
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Changes in assets and liabilities, exclusive of changes shown separately:
  Accounts receivable..........................................................................  $  (2,745) $    (322) $  (5,971)
  Accounts and interest receivable -- affiliates...............................................     (1,231)       832        106
  Prepaid assets...............................................................................       (722)        12        358
  Accounts payable.............................................................................       (757)     4,509       (990)
  Accounts and interest payable -- affiliates..................................................        526       (278)       (20)
  Income, property and other taxes payable.....................................................        486         77        120
  Accrued wages and benefits...................................................................       (557)       366        109
  Deferred migration costs.....................................................................       (630)    (2,130)      (999)
  Other current assets and liabilities.........................................................        169     (1,089)       706
  Other deferred assets and liabilities........................................................        775        419     (1,019)
                                                                                                 ---------  ---------  ---------
                                                                                                 $  (4,686) $   2,396  $  (7,600)
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Supplemental Disclosures
  Cash paid for:
    Interest...................................................................................  $     770  $   1,318  $   2,165
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
    Federal income taxes.......................................................................  $   1,288  $   1,468  $   2,283
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
  Property purchased (disposed) under capital leases (Note 4)..................................  $  --      $   3,942  $  (3,098)
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------

                         The accompanying notes to the
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CORPORATE ORGANIZATION
    The Genix Group, Inc., through its subsidiaries MCN Computer Services, Inc. (MCN Computer), Genix Corporation and The Genix Group Ltd. (collectively, "Genix"), offers computer operations management, data processing, network design and management, large scale electronic printing and mailing, and business process solution services primarily in the United States. The Genix Group, Inc. is a wholly-owned subsidiary of MCN Investment Corporation (MCN Investment), which is a wholly-owned subsidiary of MCN Corporation (MCN).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  BASIS OF PRESENTATION

    The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

b.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Genix and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior years statements to conform with the 1995 presentation.

c.  DEPRECIATION AND AMORTIZATION

    Property, plant and equipment and intangible assets are depreciated or amortized using the straight-line method over the following estimated useful lives:

                                                                               YEARS
                                                                             ---------
Building and improvements..................................................      30-35
Computer and other equipment...............................................       1-10
Leasehold improvements.....................................................         16
Furniture, fixtures and other..............................................     2.5-10
Noncompete covenant........................................................          5
Goodwill...................................................................         40

    During 1995, Genix fully amortized the noncompete covenant which it had originally recorded in 1990.

d.  SOFTWARE COSTS

    The cost of specialized software acquired to support a customer under a service contract is capitalized to better match expenses with revenues earned. Amortization is provided using the straight-line method over the term of the related customer contract which ranges from 1 to 5 years.

e.  MIGRATION COSTS

    Genix defers  certain  contract  costs  relating to  the  migration  of  new customers into its data centers. Amortization is provided using the straight-line method over the term of the related customer contract which ranges from 1 to 7 years.

f.  STATEMENT OF CASH FLOWS

    For  purposes  of  this  statement,   Genix  considers  all  highly   liquid
investments purchased with a maturity of three months or less to be cash equivalents.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment is carried at cost and consists of the following (in thousands):

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1994       1995
                                                                ---------  ---------
Land..........................................................  $   1,581  $   1,581
Building and improvements.....................................      9,779     12,687
Computer and other equipment..................................     20,492     21,868
Leasehold improvements........................................      4,991      5,200
Capitalized software..........................................      4,853      5,596
Furniture, fixtures and other.................................      2,731      3,175
Construction in progress......................................          6     --
                                                                ---------  ---------
                                                                $  44,433  $  50,107
                                                                ---------  ---------
                                                                ---------  ---------

    Maintenance and repairs are charged to operating expense; major additions and improvements are capitalized. The amount of accumulated amortization for capitalized software at December 31, 1994 and 1995 was $2,582,000 and $3,345,000, respectively. Capitalized software amortized for 1993, 1994 and 1995 was $790,000, $885,000 and $1,013,000, respectively.

4.  LEASING ARRANGEMENTS
    Genix leases a data center and computer equipment under several noncancellable lease arrangements expiring on various dates through 2010. Certain leases provide that Genix pay taxes, maintenance and insurance costs on the leased equipment.

    In 1995, Genix renegotiated various capital lease agreements resulting in their classification as operating leases. At December 31, 1995, capital lease obligations were not significant. Future annual minimum rental payments required under noncancelable operating leases at December 31, 1995 are as follows (in thousands):

1996.......................................................  $  17,191
1997.......................................................     14,397
1998.......................................................      9,830
1999.......................................................      5,093
2000.......................................................      1,162
2001 and thereafter........................................      9,047
                                                             ---------
Total minimum lease payments...............................  $  56,720
                                                             ---------
                                                             ---------

    Operating lease expense for the years ended December 31, 1993, 1994 and 1995 was $14,206,000, $16,030,000 and $16,954,000, respectively.

5.  COMMITMENTS
    Genix has entered into long-term contracts through 2004 to obtain software licensing rights for both internal use and for the support of client data processing. Provisions under one such contract limit the use for clients for which the software can be used through March 31, 1996. Under these agreements,
Genix is required to make minimum annual payments through 2004 which cumulatively total $45,150,000. Additionally, Genix is required to make contingent payments beginning in 1997 to the extent computer operating revenues exceed a base amount of $89,000,000. The contingent payment ranges from 4.37% to 6.25% of annual revenues in excess of the base amount. The expense recognized in connection with these agreements for the years ended December 31, 1994 and 1995 totaled $500,000 and $1,951,000, respectively.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  RELATED PARTY TRANSACTIONS

a.  NOTES RECEIVABLE/PAYABLE AND RELATED INTEREST

    Genix is a participant in an intercompany credit agreement with MCN Investment whereby Genix can borrow needed cash from, and loan available cash to, MCN Investment. During 1995, the agreement was amended to allow for increased Genix borrowings of up to $10,000,000 at MCN Investment's average daily borrowing rate. No amounts had been loaned to MCN Investment as of December 31, 1995. Notes receivable of $4,129,000 at December 31, 1994 are classified as cash equivalents. Borrowings outstanding under the intercompany credit agreement at December 31, 1994 and 1995 totaled $1,007,000 and $9,385,000, respectively, and were at interest rates of 8.5% and 6.0%, respectively.

    Genix also has a term loan with MCN Investment that matures on December 31, 1996. The term loan was amended during 1995 to reduce the interest rate and the level of allowed borrowing to $20,000,000. Borrowings outstanding under the term loan at December 31, 1994 and 1995 totaled $21,000,000 and $20,000,000, respectively, and were at interest rates of 8.0% and 6.5%, respectively.

b.  ACCOUNTS RECEIVABLE AND RELATED REVENUE

    Genix has a computer services agreement with MCN and Michigan Consolidated Gas Company (MichCon, a wholly-owned subsidiary of MCN), whereby Genix provides certain data processing and related services. Services to these affiliates accounted for $15,340,000 (21%), $15,877,000 (18%), and $15,260,000 (15%) of
total operating revenues for the years ended December 31, 1993, 1994 and 1995, respectively.

c.  ACCOUNTS PAYABLE AND RELATED EXPENSE

    Under a service agreement with MCN and affiliates, Genix receives various services, including tax, financial and legal services. Total billings for these services for the years ended December 31, 1993, 1994 and 1995 were $96,000, $146,000 and $70,000, respectively.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    Genix has estimated the fair value of its financial instruments, consisting of notes payable to MCN Investment, using available market information and appropriate valuation methodologies. As of December 31, 1995, the carrying amounts approximated the related fair values. The estimated fair values were determined based on interest rates currently available to Genix.

8.  RETIREMENT BENEFITS

a.  RETIREMENT SAVINGS PLAN BENEFITS

    Genix has a defined contribution retirement savings plan (savings plan) which provides for regular company contributions based upon salary and the matching of employee contributions up to certain predefined limits. The savings plan covers substantially all employees. Total expense under this plan was $818,000, $1,068,000 and $1,351,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

b.  OTHER POSTRETIREMENT BENEFITS

    Genix, with other affiliated companies, participates in health care and life insurance benefit plans. Effective January 1993, Genix discontinued paid benefits for its future retirees. Employees closer to retirement meeting certain age and years of service criteria were subject to a "grandfather" clause which allowed for partial company paid health care and life insurance benefits upon their retirement. Persons who retired from Genix prior to 1993 will continue to receive full company paid health care and life insurance benefits.

    Effective January 1993, Genix adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the use of accrual accounting for postretirement benefits. At December 31, 1994 and 1995, Genix' accumulated

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  RETIREMENT BENEFITS (CONTINUED)
postretirement benefit obligation of the plans amounted to $1,153,000 and $1,310,000, respectively, including the unrecognized transition obligation, which is being amortized over 20 years. The net postretirement cost for 1993, 1994 and 1995 was $250,000, $270,000 and $256,000, respectively. The accrued postretirement liability recognized at December 31, 1994 and 1995 was $514,000 and $770,000, respectively.

9.  MAJOR CUSTOMERS
    During the years ended December 31, 1993, 1994 and 1995, Genix had revenues from two major customers which accounted for $8,064,000 (11%), $15,176,000 (17%) and $23,065,000 (22%) of total operating revenues, respectively. Total revenues received from these customers and MichCon (Note 6b) accounted for $23,404,000 (31%), $30,857,000 (35%) and $38,139,000 (36%) of total operating revenues for the years ended December 31, 1993, 1994 and 1995, respectively.

10. SUMMARY OF INCOME TAXES
    Effective January 1, 1993, Genix adopted SFAS No. 109, "Accounting for Income Taxes," which supersedes SFAS No. 96. No cumulative adjustment was necessary for the adoption of this standard because its provisions are not materially different than those applied under the previous standard. Genix is part of the consolidated federal income tax return of MCN. The income tax provision or benefit of Genix is determined on an individual company basis. Genix records taxes payable to or receivable from MCN resulting from the inclusion of its taxable income or loss in the consolidated tax return.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1993       1994       1995
                                                                             ---------  ---------  ---------
Effective federal income tax rate..........................................       36.5%      37.4%      37.0%
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Income taxes consist of (in thousands):
  Current provision........................................................  $   1,966  $   2,060  $   2,953
  Federal deferred provision...............................................        (32)       594       (105)
  Foreign deferred provision...............................................     --            (85)      (226)
  Effect of change in tax rate on deferred tax provision...................         34     --         --
                                                                             ---------  ---------  ---------
  Total income taxes.......................................................  $   1,968  $   2,569  $   2,622
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Reconciliation between statutory and actual income taxes (in thousands):
  Statutory federal income tax expense at a rate of 35%....................  $   1,605  $   2,009  $   2,173
  Adjustments to federal income tax expense:
    State and local income taxes, net......................................        301        441        338
    Other, net.............................................................         62        119        111
                                                                             ---------  ---------  ---------
  Total income taxes.......................................................  $   1,968  $   2,569  $   2,622
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. SUMMARY OF INCOME TAXES (CONTINUED)
Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. The tax effect of temporary differences that gave rise to the Company's deferred tax assets and liabilities consisted of the following (in thousands):

                                                                                             DECEMBER 31,
                                                                                         --------------------
                                                                                           1994       1995
                                                                                         ---------  ---------
Deferred tax assets:
  Vacation accrual and other benefits..................................................  $     528  $     764
  Leases...............................................................................        253        265
  Foreign net operating loss carryforward..............................................         84        311
  Other................................................................................        217        216
                                                                                         ---------  ---------
    Total deferred tax assets..........................................................      1,082      1,556
                                                                                         ---------  ---------
Deferred tax liabilities:
  Depreciation and other property related basis differences, net.......................      2,402      2,285
  Deferred acquisition costs...........................................................        369        341
  Deferred migration costs.............................................................        561        787
  Other................................................................................        154        216
                                                                                         ---------  ---------
    Total deferred tax liabilities.....................................................      3,486      3,629
                                                                                         ---------  ---------
  Net deferred tax liability...........................................................      2,404      2,073

  Less: Net federal deferred tax (asset) liability -- current..........................          2       (161)
       Net foreign deferred tax (asset) liability -- noncurrent........................        (84)      (311)
                                                                                         ---------  ---------
       Net deferred tax liability -- noncurrent........................................  $   2,486  $   2,545
                                                                                         ---------  ---------
                                                                                         ---------  ---------

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
         CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
                                  (UNAUDITED)
                                 (IN THOUSANDS)
                                     ASSETS

                                                                                                          MARCH 31,
                                                                                                            1996
                                                                                                         -----------
Current assets:
  Cash and cash equivalents............................................................................   $   1,048
  Accounts receivable -- net...........................................................................      24,115
  Accounts and interest receivable -- affiliates.......................................................       2,752
  Prepaid assets and other.............................................................................       5,370
                                                                                                         -----------
    Total current assets...............................................................................      33,285
                                                                                                         -----------
Property, plant and equipment, net.....................................................................      34,787
                                                                                                         -----------
Deferred charges and other assets:
  Goodwill and other intangibles, net..................................................................       8,599
  Other................................................................................................       1,987
                                                                                                         -----------
    Total deferred charges and other assets............................................................      10,586
                                                                                                         -----------
    Total assets.......................................................................................   $  78,658
                                                                                                         -----------
                                                                                                         -----------

                                        LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.....................................................................................   $   7,647
  Accounts and interest payable -- affiliates..........................................................         366
  Notes payable -- affiliate...........................................................................      34,071
  Current portion of capital lease obligations.........................................................         695
  Other................................................................................................       4,319
                                                                                                         -----------
    Total current liabilities..........................................................................      47,098
                                                                                                         -----------

Deferred credits and other liabilities:
  Capital lease obligations............................................................................       4,355
  Deferred federal income taxes and other..............................................................       6,594
                                                                                                         -----------
    Total deferred credits and other liabilities.......................................................      10,949
                                                                                                         -----------
Common shareholder's equity:
  Common stock.........................................................................................      --
  Additional paid-in capital...........................................................................      20,036
  Retained earnings....................................................................................         575
                                                                                                         -----------
    Total shareholder's equity.........................................................................      20,611
                                                                                                         -----------
    Total liabilities and shareholder's equity.........................................................   $  78,658
                                                                                                         -----------
                                                                                                         -----------

                    The accompanying notes to the condensed
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                             THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                            --------------------
                                                                                              1995       1996
                                                                                            ---------  ---------
Operating revenues:
  Computing services......................................................................  $  22,272  $  24,776
  Facilities operations...................................................................      1,276      1,812
  Printing operations and other...........................................................      2,167      2,005
                                                                                            ---------  ---------
    Total operating revenues..............................................................     25,715     28,593
                                                                                            ---------  ---------
Operating expenses:
  Operations and maintenance..............................................................     20,848     23,453
  Lease termination charge................................................................     --          2,353
  Depreciation and amortization...........................................................      1,876      1,726
  Property and other taxes................................................................        714        911
                                                                                            ---------  ---------
    Total operating expenses..............................................................     23,438     28,443
                                                                                            ---------  ---------
  Operating income........................................................................      2,277        150

Other deductions, net.....................................................................       (404)      (725)
                                                                                            ---------  ---------
  Income (loss) before income taxes.......................................................      1,873       (575)
Income tax provision (benefit)............................................................        844       (211)
                                                                                            ---------  ---------
  Net income (loss).......................................................................  $   1,029  $    (364)
                                                                                            ---------  ---------
                                                                                            ---------  ---------

                    The accompanying notes to the condensed
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                THREE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                               --------------------
                                                                                                 1995       1996
                                                                                               ---------  ---------
Cash flow from operating activities:
  Net income (loss)..........................................................................  $   1,029  $    (364)
                                                                                               ---------  ---------
  Adjustments to reconcile net income (loss) to net cash used for operating activities:
    Depreciation and amortization............................................................      1,876      1,669
    Deferred income taxes....................................................................        147       (910)
    Changes in assets and liabilities, exclusive of changes shown separately.................     (9,928)    (4,231)
                                                                                               ---------  ---------
  Net cash used for operating activities.....................................................     (6,876)    (3,836)
                                                                                               ---------  ---------
Cash flow from financing activities:
  Dividends paid.............................................................................     (3,000)    --
  Payment of capital lease obligations.......................................................       (217)    --
  Net borrowings on notes payable -- affiliate...............................................     10,605      4,686
                                                                                               ---------  ---------
    Net cash provided from financing activities..............................................      7,388      4,686
                                                                                               ---------  ---------
Cash flow from investing activities:
  Capital expenditures.......................................................................     (1,670)      (832)
  Other......................................................................................          4         (1)
                                                                                               ---------  ---------
    Net cash used for investing activities...................................................     (1,666)      (833)
                                                                                               ---------  ---------
Net increase (decrease) in cash and cash equivalents.........................................     (1,154)        17
Cash and cash equivalents, at January 1......................................................      5,669      1,031
                                                                                               ---------  ---------
Cash and cash equivalents, at March 31.......................................................  $   4,515  $   1,048
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Changes in assets and liabilities, exclusive of changes shown separately:
  Accounts receivable -- net.................................................................  $  (3,902) $  (3,987)
  Accounts and interest receivable -- affiliates.............................................       (959)    (1,254)
  Prepaid assets.............................................................................     (1,538)    (1,422)
  Accounts payable...........................................................................     (2,279)        71
  Accounts and interest payable -- affiliates................................................         19         89
  Other current assets and liabilities.......................................................        201        190
  Other deferred assets and liabilities......................................................     (1,470)     2,082
                                                                                               ---------  ---------
                                                                                               $  (9,928) $  (4,231)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Supplemental Disclosures
  Cash paid (refunded) for:
    Interest.................................................................................  $     110  $     581
                                                                                               ---------  ---------
                                                                                               ---------  ---------
    Federal income taxes.....................................................................  $     (45) $    (392)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
  Property purchased under capital leases....................................................  $   2,959  $   4,875
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                    The accompanying notes to the condensed
   consolidated financial statements are an integral part of this statement.

                     THE GENIX GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION
    The consolidated financial statements include the accounts of The Genix Group, Inc. and its subsidiaries, MCN Computer Services, Inc., Genix Corporation and The Genix Group, Ltd. (collectively, "Genix"). Genix offers computer operations management, data processing, network design and management, large scale electronic printing and mailing, and business process solutions services, primarily in the United States. Genix is a wholly-owned subsidiary of MCN Investment Corporation ("MCN Investment"), which is a wholly-owned subsidiary of MCN Corporation.

    The financial information presented should be read in conjunction with the Genix annual consolidated financial statements for the year ended December 31, 1995. The foregoing unaudited condensed consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

2.  OPERATING LEASE
    In March 1996, Genix entered into a long-term lease agreement to obtain the latest technology in computer processing equipment. The new equipment is anticipated to generate substantial savings in annual operating costs and contribute to overall system efficiency and reliability. In conjunction with entering into this new agreement, Genix terminated existing leases for equipment that had been used to provide the same functions as the new equipment. The lease termination resulted in a $2,353,000 non-recurring charge to operations in March 1996.

3.  SUBSEQUENT EVENT
    In May 1996, MCN Investment reached a definitive agreement for the sale of Genix to Affiliated Computer Services, Inc., a leading nationwide provider of information technology services. MCN Investment expects the transaction to be finalized by the end of June 1996, subject to anti-trust regulatory approval.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

    The following unaudited pro forma condensed consolidated balance sheet as of March 31, 1996 set forth below presents the financial position of the Company as if the following transactions had occurred on March 31, 1996: (i) The consummation of the acquisition of The Genix Group, Inc. ("Genix"); and (ii) the consummation of this offering, including the issuance and sale of two million shares of Common Stock by the Company and the application of the estimated net proceeds to the Company therefrom. The unaudited pro forma condensed consolidated balance sheet as of March 31, 1996 combines, with appropriate adjustments, the Company's unaudited condensed consolidated balance sheet as of March 31, 1996 and the unaudited consolidated statement of financial position of Genix as of March 31, 1996.

    The unaudited pro forma condensed consolidated statements of operations for the nine months ended March 31, 1996 and the year ended June 30, 1995 set forth below present the results of operations of the Company for such period and such year as if the following transactions had occurred at the beginning of each such period: (i) The consummation of the acquisition of Genix; (ii) the six additional acquisitions completed during fiscal 1995 and the seven acquisitions (excluding Genix) completed subsequent to July 1, 1995 (collectively the "Other Acquisitions"); and (iii) the consummation of this offering including issuance and sale of two million shares of Common Stock by the Company and the application of the estimated net proceeds to the Company therefrom. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 1996 combines, with appropriate adjustments, the Company's and Genix' unaudited condensed consolidated results of operations for the nine months ended March 31, 1996 with the unaudited results of operations of the Other Acquisitions for the same nine month period to the extent they are not included in the Company's results of operations. The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 1995, combines, with appropriate adjustments, the Company's audited consolidated results of operations for its fiscal year ended June 30, 1995; the unaudited consolidated results of operations for Genix for the twelve months ended June 30, 1995; and the unaudited results of operations of the Other Acquisitions for the twelve months ended June 30, 1995 to the extent they are not included in the Company's results of operations. Certain reclassifications were made to conform the historical financial statements of Genix and the Other Acquisitions with the Company's historical financial statements.

    The unaudited pro forma condensed consolidated financial statements have been prepared on the basis of preliminary assumptions and estimates. The pro forma adjustments represent the Company's preliminary determinations of these adjustments and are based on available information and certain assumptions the Company considers reasonable under the circumstances. Final amounts could differ from those set forth herein. The unaudited pro forma consolidated financial statements may not be indicative of the results of operations that would have been achieved if the acquisition of Genix and the Other Acquisitions and the Offering had been effected on the dates indicated or which may be achieved in the future. The unaudited pro forma consolidated financial statements and notes thereto should be read in conjunction with the Company's "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the annual consolidated financial statements of the Company and Genix appearing elsewhere herein.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                         PRO FORMA
                                                                ----------------------------         AS ADJUSTED
                                                                     GENIX                    --------------------------
                                                                  ACQUISITION                   OFFERING
                ASSETS                     ACS      GENIX (A)     ADJUSTMENTS     COMBINED     ADJUSTMENTS    COMBINED
                                        ---------  -----------  ---------------  -----------  -------------  -----------
Current assets:
  Cash and cash equivalents...........  $  35,401   $   1,048         --          $  36,449                   $  36,449
  ATM cash............................      8,950      --             --              8,950                       8,950
  Accounts receivable, net............     58,370      26,867         --             85,237                      85,237
  Inventory...........................     10,892      --             --             10,892                      10,892
  Prepaid expenses and other..........     18,329       5,370   $    (400)(B)        23,299                      23,299
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total current assets..............    131,942      33,285        (400)          164,827        --           164,827
Property and equipment, net...........     57,303      34,787     (10,417)(B)        81,673                      81,673
Goodwill and other intangible assets,
 net..................................    100,961       8,599     130,432(C)        239,992                     239,992
Other long-term assets................     15,454       1,987         --             17,441                      17,441
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total assets......................  $ 305,660   $  78,658   $ 119,615         $ 503,933        --         $ 503,933
                                        ---------  -----------  ---------------  -----------  -------------  -----------
                                        ---------  -----------  ---------------  -----------  -------------  -----------

  LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
   liabilities........................  $  61,714   $  12,332   $  13,115 (D)(F   $  87,161                   $  87,161
  Notes payable, affiliate............     --          34,071     (34,071)(E)        --                          --
  Current portion of long-term debt...     14,520         695         --             15,215                      15,215
  Current portion of unearned
   revenue............................     11,034      --             --             11,034                      11,034
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total current liabilities.........     87,268      47,098     (20,956)          113,410        --           113,410
Long-term debt........................      7,315       4,355     137,500(E)        149,170    $ (96,258)(H)     52,912
Other long-term liabilities...........     15,979       6,594      23,682 (B)(F      46,255        --            46,255
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total liabilities.................    110,562      58,047     140,226           308,835      (96,258)       212,577
                                        ---------  -----------  ---------------  -----------  -------------  -----------
Cumulative redeemable preferred
 stock................................      1,100      --             --              1,100                       1,100
                                        ---------                                -----------                 -----------
Stockholders' equity:
  Common stock........................        154      --             --                154           20(H)         174
  Additional paid-in capital..........    150,199      20,036     (20,036)(G)       150,199       96,238(H)     246,437
  Retained earnings...................     43,645         575        (575)(G)        43,645        --            43,645
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total stockholders' equity........    193,998      20,611     (20,611)          193,998       96,258        290,256
                                        ---------  -----------  ---------------  -----------  -------------  -----------
    Total liabilities and
     stockholders' equity.............  $ 305,660   $  78,658   $ 119,615         $ 503,933        --         $ 503,933
                                        ---------  -----------  ---------------  -----------  -------------  -----------
                                        ---------  -----------  ---------------  -----------  -------------  -----------

          See Notes to Pro Forma Condensed Consolidated Balance Sheet
                             as of March 31, 1996.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996

(A) Information obtained from the March 31, 1996 unaudited condensed consolidated statement of financial position of Genix. Certain amounts reported in Genix's historical financial statements have been reclassified to conform with the Company's presentation in the Pro Forma Condensed Consolidated Balance Sheet.

(B) Adjusts assets and liabilities to their respective fair values.

(C) Reflects goodwill and other intangible assets originating from the Company's purchase of all of the outstanding stock of Genix. Represents a preliminary allocation of the excess purchase price using the purchase method of accounting for the transaction after adjusting the assets acquired and liabilities assumed to their respective fair values. The purchase price of Genix could be adjusted downward by up to $41 million based upon the occurrence of certain contingencies, which include, among other things, adjustments arising from changes in net assets acquired, retention of certain large customers for one to two years and tax-related matters.

(D) Reflects transaction costs associated with acquisition of Genix which are estimated to be $1.3 million and the estimated severance costs and other benefits of approximately $3.5 million which are to be paid as a result of an immediate reduction in duplicate workforce.

(E) Adjusts for the Company's financing associated with the transaction and the extinguishment of intercompany debt owed to the parent of Genix prior to the acquisition.

(F) Reflects estimate of a liability of up to an additional $32.1 million resulting from the acquisition of Genix. The liability is associated with a long-term fixed obligation between Genix and a vendor that was entered into in March 1995. As the obligation relates to duplicate services for which the Company has already contracted, the obligation is considered to be an unfavorable commitment, and the present value of the obligation is reflected as a liability. Of the total liability of $32.1 million, of which $1.3 million was recorded by Genix as of March 31, 1996, $8.4 million is reflected as a current liability. Payments related to this obligation are payable over the remaining eight years of the contract.

(G) Eliminates the equity of Genix.

(H) Reflects an estimate of the net proceeds to be received by the Company from this offering of 2,000,000 new shares of the Company's Class A Common Stock at an assumed offering price of $50.50 per share less underwriting discounts and estimated offering expenses. Proceeds received will be used to pay down a substantial portion of the bank debt incurred to finance the acquisition of Genix.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                       PRO FORMA                              PRO FORMA
                                                                -----------------------                   -----------------
                                                                   GENIX                      OTHER             OTHER
                                                                ACQUISITION               ACQUISITIONS      ACQUISITIONS
                                           ACS      GENIX (A)   ADJUSTMENTS   SUBTOTAL         (G)         ADJUSTMENTS (H)
                                        ---------  -----------  ------------  ---------  ---------------  -----------------
Revenues..............................  $ 279,708   $  83,417                 $ 363,125     $  30,009         $     170
                                        ---------  -----------                ---------       -------             -----
Expenses:
  Wages and benefits..................    110,772      24,046   $  (2,810)(B)   132,008        17,678               (88)
  Services and supplies...............     71,313       7,215        (450)(B)    78,078         7,042               (46)
  Rent, lease and maintenance.........     55,262      36,188        (780)(C)    90,670         1,353                (1)
  Lease termination charge (J)........     --           2,353        --           2,353        --                --
  Depreciation and amortization.......     10,745       5,236       2,337(D)     18,318         1,157              (118)
  Other operating expenses............      3,343       4,324                     7,667         1,323            --
                                        ---------  -----------  ------------  ---------       -------             -----
    Total operating expenses..........    251,435      79,362      (1,703)      329,094        28,553              (253)
                                        ---------  -----------  ------------  ---------       -------             -----
    Operating income..................     28,273       4,055       1,703        34,031         1,456               423

Interest and other expenses, net......        614       1,616       5,377(E)      7,607           898               345
                                        ---------  -----------  ------------  ---------       -------             -----
    Income before income taxes........     27,659       2,439      (3,674)       26,424           558                78

Income tax expense (benefit)..........     11,191         952      (1,580)(F)    10,563           286               145
                                        ---------  -----------  ------------  ---------       -------             -----
    Net income........................  $  16,468   $   1,487   $  (2,094)    $  15,861     $     272         $     (67)
                                        ---------  -----------  ------------  ---------       -------             -----
                                        ---------  -----------  ------------  ---------       -------             -----

Earnings per common share.............  $    1.19                             $    1.15
                                        ---------                             ---------
                                        ---------                             ---------

Weighted average shares outstanding...     13,849                                13,849
                                        ---------                             ---------
                                        ---------                             ---------


                                                             AS ADJUSTED
                                                     ----------------------------
                                                        OFFERING
                                         COMBINED    ADJUSTMENTS (I)   COMBINED
                                        -----------  ---------------  -----------
Revenues..............................   $ 393,304                     $ 393,304
                                        -----------                   -----------
Expenses:
  Wages and benefits..................     149,598                       149,598
  Services and supplies...............      85,074                        85,074
  Rent, lease and maintenance.........      92,022                        92,022
  Lease termination charge (J)........       2,353                         2,353
  Depreciation and amortization.......      19,357                        19,357
  Other operating expenses............       8,990                         8,990
                                        -----------       -------     -----------
    Total operating expenses..........     357,394         --            357,394
                                        -----------       -------     -----------
    Operating income..................      35,910         --             35,910
Interest and other expenses, net......       8,850      $  (4,841)         4,009
                                        -----------       -------     -----------
    Income before income taxes........      27,060          4,841         31,901
Income tax expense (benefit)..........      10,994          1,960         12,954
                                        -----------       -------     -----------
    Net income........................   $  16,066      $   2,881      $  18,947
                                        -----------       -------     -----------
                                        -----------       -------     -----------
Earnings per common share.............   $    1.16                     $    1.20
                                        -----------                   -----------
                                        -----------                   -----------
Weighted average shares outstanding...      13,849          2,000         15,849
                                        -----------       -------     -----------
                                        -----------       -------     -----------

     See Notes to Pro Forma Condensed Consolidated Statement of Operations
                   for the Nine Months Ended March 31, 1996.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
             NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
              OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 1996

(A) Information obtained from the unaudited interim financial statements of Genix for the nine months ended March 31, 1996. Certain amounts reported in Genix's historical financial information have been reclassified to conform with the Company's presentation in the Pro Forma Condensed Consolidated Statement of Operations.

(B) Reflects the savings expected as a result of employee terminations (i.e., salary and related expenses) to be effected immediately after consummation of the acquisition.

(C) Reflects the reduction in duplicate expenses related to software fees for which the Company has an existing license.

(D) Reflects the additional amortization of expense of approximately $2.5 million resulting from the allocation of the excess cost of the acquisition to goodwill after recording the fair value of the assets acquired and the liabilities assumed and the net reduction in depreciation and amortization expense of approximately $.2 million as a result of recording Genix's assets at their respective fair values based on a preliminary purchase price allocation.

(E) Reflects $6.9 million in interest expense for the financing of the transaction based upon the terms of the Company's increase in its revolving line of credit (See "Use of Proceeds" discussed elsewhere in this Prospectus) and a $1.5 million reduction in interest expense on intercompany debt owed to the parent of Genix. The intercompany debt was extinguished in connection with the consummation of the acquisition.

(F) Reflects the income tax effect for the pro forma adjustments at Genix's effective tax rate.

(G) Other Acquisitions reflects the aggregate historical results of operations for the seven acquisitions made by the Company during the period from July 1, 1995 through the date of this Prospectus (excluding Genix). Certain amounts reported in the acquired companies' historical financial information have been reclassified to conform with the Company's presentation in the Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended March 31, 1996.

(H) To record the aggregate pro forma adjustments from the seven acquisitions made by the Company during the period noted in (G). Such adjustments represent primarily: (i) net decreases to expenses upon the consolidation of the acquired businesses operations, including the elimination of costs associated with the prior owners and overhead allocations by the prior owners deemed unreasonable or excessive by the Company and not reflective of the ongoing operations of the acquired operations, (ii) the net decrease to depreciation and amortization expense from the allocation of the purchase price of each acquisition to the assets and liabilities of the business acquired, (iii) the net increase to interest expense reflecting the financing of the transactions and minority interest expense for the less than 100% stock acquisitions, and (iv) the related tax effect of the pro forma adjustments.

(I) Reflects the reduction in interest expense, including related tax effect, for the financing of the Genix acquisition upon the application of the net proceeds to be received by the Company from this offering of 2,000,000 new shares of the Company's Class A Common Stock at an assumed offering price of $50.50 per share less underwriting discounts and commissions and estimated offering expenses.

(J) In March 1996, Genix entered into a long-term lease agreement to obtain the latest technology in computer processing equipment. The new equipment is anticipated to generate substantial savings in annual operating costs and contribute to overall system efficiency and reliability. In conjunction with entering into this new agreement, Genix terminated existing leases for equipment that had been used to provide the same functions as the new equipment. The lease termination resulted in a $2,353,000 non-recurring charge to operations in March 1996.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1995
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                            PRO FORMA                              PRO FORMA
                                                                     ------------------------                   ---------------
                                                                         GENIX                      OTHER            OTHER
                                                                      ACQUISITION               ACQUISITIONS      ACQUISITION
                                                ACS      GENIX (A)    ADJUSTMENTS   SUBTOTAL         (G)        ADJUSTMENTS (H)
                                             ---------  -----------  -------------  ---------  ---------------  ---------------
Revenues...................................  $ 313,181   $  98,592        --        $ 411,773     $  84,578        $     282
                                             ---------  -----------  -------------  ---------       -------          -------
Expenses:
  Wages and benefits.......................    106,966      26,845   $  (3,746)(B)    130,065        48,750              (17)
  Services and supplies....................     77,613       7,278        (600)(B)     84,291        24,084             (294)
  Rent, lease and maintenance..............     80,250      42,502      (1,313)(C)    121,439         4,530              208
  Depreciation and amortization............     11,847       6,721       2,710(D)      21,278         2,790             (197)
  Other operating expenses.................      4,963       7,363                     12,326         1,907             (527)
                                             ---------  -----------  -------------  ---------       -------          -------
    Total operating expenses...............    281,639      90,709      (2,949)       369,399        82,061             (827)
                                             ---------  -----------  -------------  ---------       -------          -------
    Operating income.......................     31,542       7,883       2,949         42,374         2,517            1,109

Interest and other expenses, net...........      1,755       1,495       7,846(E)      11,096         1,036            1,055
                                             ---------  -----------  -------------  ---------       -------          -------
    Income before income taxes.............     29,787       6,388      (4,897)        31,278         1,481               54

Income tax expense (benefit)...............     12,183       2,902      (2,106)(F)     12,979           646              341
                                             ---------  -----------  -------------  ---------       -------          -------
    Net income.............................  $  17,604   $   3,486   $  (2,791)     $  18,299     $     835        $    (287)
                                             ---------  -----------  -------------  ---------       -------          -------
                                             ---------  -----------  -------------  ---------       -------          -------

Earnings per common share..................  $    1.37                              $    1.43
                                             ---------                              ---------
                                             ---------                              ---------

Weighted average shares outstanding........     12,808                                 12,808
                                             ---------                              ---------
                                             ---------                              ---------


                                                                  AS ADJUSTED
                                                          ----------------------------
                                                             OFFERING
                                              COMBINED    ADJUSTMENTS (I)   COMBINED
                                             -----------  ---------------  -----------
Revenues...................................   $ 496,633                     $ 496,633
                                             -----------                   -----------
Expenses:
  Wages and benefits.......................     178,798                       178,798
  Services and supplies....................     108,081                       108,081
  Rent, lease and maintenance..............     126,177                       126,177
  Depreciation and amortization............      23,871                        23,871
  Other operating expenses.................      13,706                        13,706
                                             -----------       -------     -----------
    Total operating expenses...............     450,633         --            450,633
                                             -----------       -------     -----------
    Operating income.......................      46,000         --             46,000
Interest and other expenses, net...........      13,187      $  (6,648)         6,539
                                             -----------       -------     -----------
    Income before income taxes.............      32,813          6,648         39,461
Income tax expense (benefit)...............      13,966          2,719         16,685
                                             -----------       -------     -----------
    Net income.............................   $  18,847      $   3,929      $  22,776
                                             -----------       -------     -----------
                                             -----------       -------     -----------
Earnings per common share..................   $    1.47                     $    1.54
                                             -----------                   -----------
                                             -----------                   -----------
Weighted average shares outstanding........      12,808          2,000         14,808
                                             -----------       -------     -----------
                                             -----------       -------     -----------

     See Notes to Pro Forma Condensed Consolidated Statement of Operations
                       For the Year Ended June 30, 1995.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
             NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                  OPERATIONS FOR THE YEAR ENDED JUNE 30, 1995

(A) Information obtained from the unaudited financial statements of Genix for the twelve months ended June 30, 1995. Certain amounts reported in Genix's historical financial information have been reclassified to conform with the Company's presentation in the Pro Forma Condensed Consolidated Statement of Operations.

(B) Reflects savings expected as a result of employee terminations (i.e., salary and related expenses) to be effected immediately after consummation of the acquisition.

(C) Reflects the reduction in duplicate expenses related to software fees for which the Company has an existing license.

(D) Reflects the additional amortization of expense of approximately $3.4 million resulting from the allocation of the excess cost of the acquisition to goodwill after recording the fair value of the assets acquired and the liabilities assumed and the net reduction in depreciation and amortization expense of approximately $0.7 million as a result of recording the Genix's assets at their respective fair values based on a preliminary purchase price allocation.

(E) Reflects $9.5 million in interest expense for the financing of the transaction based upon the terms of the Company's increase in its revolving line of credit (See "Use of Proceeds" included elsewhere in this Prospectus) and a $1.7 million reduction in interest expense on intercompany debt owed to the parent of Genix. The intercompany debt was extinguished in connection with the consummation of the acquisition.

(F) Reflects the income tax effect for the pro forma adjustments at Genix's effective tax rate.

(G) Other Acquisitions reflects the aggregate historical results of operations for the thirteen acquisitions made by the Company during the period from July 1, 1994 through the date of this Prospectus (excluding Genix). Certain amounts reported in the acquired companies' historical financial information have been reclassified to conform with the Company's presentation in the Pro Forma Condensed Consolidated Statement of Operations For the Year Ended June 30, 1995.

(H) To record the aggregate pro forma adjustments from the thirteen acquisitions made by the Company during the period noted in (G). Such adjustments represent primarily: (i) net decreases to expenses upon the consolidation of the acquired businesses' operations, including the elimination of costs associated with the prior owners and overhead allocations by the prior owners deemed unreasonable or excessive by the Company and not reflective of the ongoing operations of the acquired operations, (ii) the net decrease to depreciation and amortization expense from the allocation of the purchase price of each acquisition to the assets and liabilities of the businesses acquired, (iii) the net increase to interest expense reflecting the financing of the transactions and minority interest expense for the less than 100% stock acquisitions, and (iv) the related tax effect of the pro forma adjustments.

(I) Reflects the reduction in interest expense, including related tax effect, for the financing of the Genix acquisition upon the application of the net proceeds to be received by the Company from this offering of 2,000,000 new shares of the Company's Class A Common Stock at an assumed offering price of $50.50 per share less underwriting discounts and estimated offering expenses.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Information by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Disclosure Regarding Forward-Looking
 Statements....................................           9
Use of Proceeds................................          10
Price Range of Class A Common Stock and
 Dividend Policy...............................          10
Capitalization.................................          11
The Acquisition................................          12
Selected Consolidated Financial Data...........          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          14
Business.......................................          20
Management.....................................          31
Principal and Selling Stockholders.............          33
Reorganization.................................          35
Description of Capital Stock...................          37
Underwriting...................................          42
Legal Matters..................................          43
Experts........................................          43
Index to Consolidated Financial
 Statements....................................         F-1

                                4,027,500 SHARES

                              AFFILIATED COMPUTER
                                 SERVICES, INC.

                                     [LOGO]

                                    CLASS A
                                  COMMON STOCK
                                ----------------

                                   PROSPECTUS
                                ----------------

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               HAMBRECHT & QUIST
                                           , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following are the estimated expenses of the issuance and distribution of the securities being registered that are payable by the Company.

SEC filing fee............................................................  $  78,458
NASD filing fee...........................................................     23,253
Blue Sky fees and expenses................................................     10,000
Nasdaq fee................................................................     17,500
Printing and engraving expenses...........................................     80,000
Legal fees and expenses...................................................     30,000
Accounting fees and expenses..............................................     75,000
Miscellaneous.............................................................    135,789
                                                                            ---------
    Total.................................................................  $ 450,000
                                                                            ---------
                                                                            ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation provides that the personal liability of directors of the Company to the Company or its stockholders is eliminated to the maximum extent permitted by Delaware law for or with respect to any acts of omissions in the performance of his or her duties as a director of the Company.
Section 102 of the DGCL permits directors to be relieved of monetary liability for breach of their fiduciary duty of care, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, any transaction from which the director derived improper personal benefit, or certain unlawful dividend payments, stock redemptions or repurchases.

    The Certificate of Incorporation provides, among other things, that each person who is or was a director or officer of the Company (or serving at the request of the Company as a director, officer, employee or agent of another entity), will be indemnified by the Company to the full extent permitted by Delaware law. Under Section 145 of the DGCL, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys'
fees), judgements, fines and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of the derivative action, except that indemnification only extends to expenses (including attorney's fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

    As authorized by the Certificate of Incorporation, the Company entered into indemnification agreements, with each of its directors and officers. These indemnification agreements provide for, among other things, certain protections against the possibility of uninsured liability in addition to the protections provided by the Certificate of Incorporation.

ITEM 16.  EXHIBITS

     *1.1  Form of Underwriting Agreement

      2.1  Form of Agreement of Merger between the Company and Services, filed as
           Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration
           No. 33-79394) (the "Form S-1") and incorporated herein by reference.

      2.2  Form of Certificate of Ownership and Merger merging Dataplex Acquisition
           Corp. with and into the Company, filed as Exhibit 2.2 to the Company's Form
           S-1 and incorporated herein by reference.

      2.3  Agreement and Plan of Merger, dated as of April 19, 1993, by and among
           Dataplex, Mino Acquisition Corporation, Ralph A. Hassell, Ralph A. Hassell,
           as Co-Trustee of The Mino-Micrographics, Inc. Employees' Stock Ownership Plan
           & Trust and Mino-Micrographics, Inc., filed as Exhibit 2.3 to the Company's
           Form S-1 and incorporated herein by reference.

      2.4  Stock Purchase Agreement, dated June 30, 1993, by and among Healthtech
           Acquisition Corporation and the Shareholders of National Healthtech
           Corporation, filed as Exhibit 2.4 to the Company's Form S-1 and incorporated herein by reference.

     *2.5  Stock Purchase Agreement, dated May 31, 1996, by and between MCN Investment
           Corporation and the Company.

      3.1  Form of Second Amended and Restated Certificate of Incorporation of the
           Company, filed as Exhibit 3.1 to the Company's Form S-1 and incorporated herein by reference.

      3.2  Form of Certificate of Designations of the Company Establishing Series A
           Cumulative Redeemable Preferred Stock, filed as Exhibit 3.2 to the Company's
           Form S-1 and incorporated herein by reference.

      3.3  Restated Bylaws of the Company, filed as Exhibit 3.3 to the Company's Form
           S-1 and incorporated herein by reference.

      4.1  Letter agreement, dated December 12, 1988, between the Company and the
           Southland Corporation, filed as Exhibit 4.1 to the Company's Form S-1 and incorporated herein by reference.

      4.2  Warrant to Purchase Shares of Class B Common Stock of the Company, dated
           January 3, 1989, issued to The Southland Corporation, filed as Exhibit 4.2 to the Company's Form S-1 and incorporated herein by reference.

      4.3  Form of New Class A Common Stock Certificate, filed as Exhibit 4.3 to the
           Company's Form S-1 and incorporated herein by reference.

      4.4  Settlement Agreement, dated June 17, 1991, by and among FGB, Affiliated
           Computer Systems, Inc. and Federal Deposit Insurance Corporation, in its
           corporate capacity, Federal Deposit Insurance Corporation, as receiver for
           Gibraltar Savings Association, and Federal Deposit Insurance Corporation, as
           receiver for First Texas Savings Association, filed as Exhibit 4.4 to the
           Company's Form S-1 and incorporated herein by reference.

      4.5  Letter of Election and Transmittal of Sole Holder of Class C Common Stock of
           ACS Investors, Inc., filed as Exhibit 4.5 to the Company's Form S-1 and incorporated herein by reference.

     *5.1  Opinion of Hughes & Luce, L.L.P.

    *11.1  Statement regarding computation of per share earnings for each of the three years in the period ended June 30, 1995.

    *11.2  Statement regarding computation of per share earnings for the nine months ended March 31, 1995 and 1996.

    *23.1  Consent of Price Waterhouse LLP

    *23.2  Consent of Deloitte & Touche LLP

     23.3  Consent of Hughes & Luce, L.L.P. (included in Exhibit 5.1)

     *24   Power of Attorney (included on signature page of this Registration Statement)

- ------------------------
* Filed herewith.

ITEM 17.  UNDERTAKINGS

    The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and State of Texas, on the 10th day of June, 1996.

                                          AFFILIATED COMPUTER SERVICES, INC.

                                          By

                                            ------------------------------------
                                                      Jeffrey A. Rich
                                               PRESIDENT AND CHIEF OPERATING
                                                           OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints each of Darwin Deason, Mark A. King and David W. Black as his true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any other Registration Statement in connection with this offering and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or in his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on June 10, 1996.

             SIGNATURE                              TITLE
- -----------------------------------  -----------------------------------

                                     Chairman of the Board, Chief
- -----------------------------------   Executive Officer and Director
           Darwin Deason              (principal executive officer)

                                     President, Chief Operating Officer
- -----------------------------------   and Director
          Jeffrey A. Rich

                                     Executive Vice President and Chief
- -----------------------------------   Financial Officer and Director
           Mark A. King               (principal financial and
                                      accounting officer)

                                     Executive Vice President,
- -----------------------------------   Secretary, General Counsel and
          David W. Black              Director

                                     Director
- -----------------------------------
          Donald R. Dixon

             SIGNATURE                              TITLE
- -----------------------------------  -----------------------------------

                                     Director
- -----------------------------------
          Gerald J. Ford

                                     Director
- -----------------------------------
         Joseph P. O'Neill

                                     Director
- -----------------------------------
          Frank A. Rossi